

June 27, 2023

<u>Via Federal Express</u>

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe BZX Exchange, Inc.***
           Form 1 Amendment

Dear Mrs. Jackson:

On behalf of Cboe BZX Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibits[1]:

- Exhibit A (updated to reflect the Exchange's Certificate of Incorporation and Bylaw information in accordance with SEC Rule 6a-2(d)(3));
- Exhibit B (updated to reflect location of the Exchange's current rulebook and information circulars in accordance with SEC Rule 6a-2(d)(3));
- Exhibit C (updated to reflect list of Directors and Committee Members);
- Exhibit D (updated to provide financial statements for the latest fiscal year for each subsidiary or affiliate of the Exchange);
- Exhibit I (updated to provide audited financial statements for the latest fiscal year for the Exchange);
- Exhibit J (updated to reflect any changes in names, titles, positions or term commencement dates and types of business of Officers and Directors);
- Exhibit K (included as part of annual submission but no changes as compared to Exhibit on file);
- Exhibit M (included as part of annual submission but no changes as compared to Exhibit on file);
- Exhibit N (updated to provide all securities listed on the exchange, securities admitted to unlisted privileges, exempt securities and all other securities traded on the Exchange

---

[1] This submission serves as the required annual submission of Exhibits A, B, C, D, I, J, K, M & N. See Attachement for a comprehensive list of updates to these Exhibits.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits A, B, C, D, I, J, K, M & N currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 8:00am on 06/27/23

Enclosure

Attachment

Summary of changes made to Exhibit A:
- See Exhibit for required materials

Summary of changes made to Exhibit B:
- See Exhibit for required materials

Summary of changes made to Exhibit C:
- Executive Committee and ROC Committee were updated for Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., and Cboe C2 Exchange, Inc.

Summary of changes made to Exhibit D:
- Updated consolidated financial statements for each subsisiary or affiliate of the Exchange (as of 12/31/22)

Summary of changes made to Exhibit I:
- Updated audited financial statements of Cboe BZX Exchange, Inc. (as of 12/31/22)

Summary of changes made to Exhibit J:
- Executive Committee and ROC Committee were updated

Summary of changes made to Exhibit K:
- No changes since previous submission

Summary of changes made to Exhibit M:
- No change since previous submission

Summary of changes made to Exhibit N:
- Updated data as of 06/08/23

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 06/26/23	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Cboe BZX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60661

23007744

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000   (913) 815-7119
(Telephone)   (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray   VP, Legal Head of Global Listings,   Cboe BZX Exchange, Inc.   (913) 815-7121
(Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60661

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: __X__ Corporation _____ Sole Partnership _____ Partnership
_____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: _____06/26/23_____ _____ _____   Cboe BZX Exchange, Inc.
(MM/DD/YY)   (Name of Applicant)

By: _Kyle Murray__ [signature executed at 8:00am on 06/26/23]   Kyle Murray, VP, Legal Head of Global Listings
(Signature)   (Printed Name and Title)
Subscribed and sworn before me this __see header__ day of _see header__, __see header___ by ____see header___
                                         (Month)   (Year)   (Notary Public)

My Commission expires ___see header_____ County of __see header_____ State of see header_____

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Exhibit A

Exhibit Request:

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Response:

Cboe BZX Exchange, Inc. (the "Exchange") is registered as a national securities exchange pursuant to Section 6(a) of the Securities Exchange Act of 1934. The following materials required by this Exhibit A are available on the "Regulation" page of the Exchange's public website (http://markets.cboe.com/us/equities/regulation/):

1.   Certificate of Incorporation of Cboe BZX Exchange, Inc.

2.   Amended and Restated By-Laws of Cboe Exchange, Inc.

These documents are updated and accurate as of the dates of each document.

Exhibit B

Exhibit Request:

A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Response:

1. The Rules of Cboe BZX Exchange, Inc. are available at http://markets.cboe.com/us/equities/regulation/. Rule filings and circulars are also available at this location. These documents are updated frequently and are accurate as of the respective dates on each document.

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1.   Name and address of organization.

2.   Form of organization (e.g., association, corporation, partnership, etc.).

3.   Name of state and statute citation under which organized. Date of incorporation in present form.

4.   Brief description of nature and extent of affiliation.

5.   Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6.   A copy of the constitution.

7.   A copy of the articles of incorporation or association including all amendments.

8.   A copy of existing by-laws or corresponding rules or instruments.

9.   The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.

10.   An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Response: Please see below responses for the following entities:

A.   **Cboe Services Company**

1.   *Name*: Cboe Services Company
        Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Delaware under Section 101 of the General Corporation Law of
        the State of Delaware on June 29, 2007.

4.   *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100%
        of the membership interests of Cboe Services Company. Cboe Services Company
        is the Exchange's 100% owner.

5.   *Brief description of business or functions*: Cboe Services Company is an
        intermediate holding company. Cboe Services Company is the intermediate
        holding company for Omicron Acquisition Corp., Cboe BZX Exchange, Inc.,
        Cboe BYX Exchange, Inc., Cboe Trading, Inc., and Cboe FX Holdings, LLC.

6.   *Copy of constitution*: Not applicable.

7.   Copy of articles of incorporation or association and amendments: No change.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Ed Tilly
        • Brian Schell

        Current Officers
        • Dave Howson (President)
        • Ed Tilly (Chief Executive Officer)
        • Cole Chmielewski (Vice President, Operations)
        • Jeff Connell (Vice President, Deputy Chief Regulatory Officer)
        • Brent Coonrod (Vice President, Software Engineering)
        • Stephanie Foley (Senior Vice President, Chief Human Resource Officer)
        • Chris Isaacson (Executive Vice President and Chief Operating Officer)
        • Emily Mitchell (Vice President, Tax)
        • Kyle Murray (Vice President, Associate General Counsel)
        • Hemang Patel (Vice President, Project Management)
        • J. Patrick Sexton (Secretary)
        • Steven Sinclair (Vice President, Software Engineering)
        • Allen Wilkinson (Vice President and Controller)

- Troy Yeazel (Senior Vice President, Operations)
- Heidi Zenger (VP, Internal Audit)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B.   **Direct Edge LLC**

1.   *Name*: Direct Edge LLC
      Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4.   *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5.   *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6.   *Copy of constitution*: Not applicable.

7.   Copy of articles of incorporation or association and amendments: No changes.

8.   Copy of existing by-laws or corresponding rules or instruments: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      • None

      Current Officers
      • Dave Howson (President)
      • Ed Tilly (Chief Executive Officer)
      • Jill Griebenow (Vice President)
      • Chris Isaacson (Vice President)
      • Brian Schell (Treasurer)
      • J. Patrick Sexton (Secretary)
      • Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C.   Cboe BYX Exchange, Inc.

1. *Name*: Cboe BYX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe BYX Exchange, Inc. is wholly-owned by Cboe Services Company., which is also the Exchange's 100% owner. Cboe BYX Exchange, Inc. is a wholly-owned subsidiary of Cboe Global Markets, Inc. that operates as a U.S. securities exchange.

5. *Brief description of business or functions*: Cboe BYX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bruce Andrews
   - Gilbert Bassett
   - Alexander Matturri
   - Kevin Murphy
   - Ananda Radhakrishnan
   - David Roscoe
   - Hillary Sale
   - Brian Schell
   - Scott Wagner

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Arianne Adams (SVP, Head of Options and Global Client Services)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Kristin Boyd (VP, Derivative Sales)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)

- Cole Chmielewski (Vice President, Operations)
- Bo Chung (SVP, Global Head of Sales & Index Licensing)
- Catherine Clay (EVP, Information Solutions)
- Gary Compton (VP, Communications)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (SVP, Chief Human Resources Officer)
- Carmen Brannan Frazier (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Andrew Lowenthal (SVP, Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)

- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Brian Schell (Chair)
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D.   **Cboe EDGA Exchange, Inc.**

1.   *Name*: Cboe EDGA Exchange, Inc.
       Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4.   *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5.   *Brief description of business or functions:* Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Securities Exchange Act of 1934.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       * Bruce Andrews
       * Gilbert Bassett
       * Alexander Matturri
       * Kevin Murphy
       * Ananda Radhakrishnan
       * David Roscoe
       * Hillary Sale
       * Brian Schell
       * Scott Wagner

       Current Officers
       * Dave Howson (President)
       * Ed Tilly (Chief Executive Officer)
       * Arianne Adams (SVP, Head of Options and Global Client Services)
       * Alexandra Albright (SVP, Chief Compliance Officer)
       * Kristin Boyd (VP, Derivative Sales)
       * Carmen Brannan (VP, Government Relations)
       * Kevin Carrai (VP, Market Data and Access Services)

- Cole Chmielewski (Vice President, Operations)
- Bo Chung (SVP, Global Head of Sales & Index Licensing)
- Catherine Clay (EVP, Information Solutions)
- Gary Compton (VP, Communications)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (SVP, Chief Human Resources Officer)
- Carmen Brannan Frazier (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Andrew Lowenthal (SVP, Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)

- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Brian Schell (Chair)
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

E.   **Cboe EDGX Exchange, Inc.**

1.   *Name*: Cboe EDGX Exchange, Inc.
        Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4.   *Brief description of nature and extent of affiliation*: Cboe EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5.   *Brief description of business or functions:* Cboe EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        - Bruce Andrews
        - Gilbert Bassett
        - Alexander Matturri
        - Kevin Murphy
        - Ananda Radhakrishnan
        - David Roscoe
        - Hillary Sale
        - Brian Schell
        - Scott Wagner

        Current Officers
        - Dave Howson (President)
        - Ed Tilly (Chief Executive Officer)
        - Arianne Adams (SVP, Head of Options and Global Client Services)
        - Alexandra Albright (SVP, Chief Compliance Officer)
        - Kristin Boyd (VP, Derivative Sales)
        - Carmen Brannan (VP, Government Relations)
        - Kevin Carrai (VP, Market Data and Access Services)
        - Cole Chmielewski (Vice President, Operations)

- Bo Chung (SVP, Global Head of Sales & Index Licensing)
- Catherine Clay (EVP, Information Solutions)
- Gary Compton (VP, Communications)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (SVP, Chief Human Resources Officer)
- Carmen Brannan Frazier (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Andrew Lowenthal (SVP, Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Brian Schell (Chair)
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F.   **Cboe Exchange, Inc.**

1.   *Name*: Cboe Exchange, Inc.
     Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
     Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), February 8, 1972.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Exchange, Inc. is a registered national securities exchange.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Bruce Andrews
- Gilbert Bassett
- Alexander Matturri
- Kevin Murphy
- Ananda Radhakrishnan
- David Roscoe
- Hillary Sale
- Brian Schell
- Scott Wagner

Current Officers
- Dave Howson (President)
- Ed Tilly (Chief Executive Officer)
- Arianne Adams (SVP, Head of Options and Global Client Services)
- Alexandra Albright (SVP, Chief Compliance Officer)
- Kristin Boyd (VP, Derivative Sales)
- Carmen Brannan (VP, Government Relations)
- Kevin Carrai (VP, Market Data and Access Services)
- Cole Chmielewski (Vice President, Operations)
- Bo Chung (SVP, Global Head of Sales & Index Licensing)

- Catherine Clay (EVP, Information Solutions)
- Gary Compton (VP, Communications)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (SVP, Chief Human Resources Officer)
- Carmen Brannan Frazier (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Andrew Lowenthal (SVP, Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Brian Schell (Chair)
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G.   Cboe C2 Exchange, Inc.

1.   *Name*: Cboe C2 Exchange, Inc.
        Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21,
        2009.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
        Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe C2 Exchange, Inc. is a registered
        national securities exchange.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Bruce Andrews
        • Gilbert Bassett
        • Alexander Matturri
        • Kevin Murphy
        • Ananda Radhakrishnan
        • David Roscoe
        • Hillary Sale
        • Brian Schell
        • Scott Wagner

        Current Officers
        • Dave Howson (President)
        • Ed Tilly (Chief Executive Officer)
        • Arianne Adams (SVP, Head of Options and Global Client Services)
        • Alexandra Albright (SVP, Chief Compliance Officer)
        • Kristin Boyd (VP, Derivative Sales)
        • Carmen Brannan (VP, Government Relations)
        • Kevin Carrai (VP, Market Data and Access Services)
        • Cole Chmielewski (Vice President, Operations)

- Bo Chung (SVP, Global Head of Sales & Index Licensing)
- Catherine Clay (EVP, Information Solutions)
- Gary Compton (VP, Communications)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (SVP, Chief Human Resources Officer)
- Carmen Brannan Frazier (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Andrew Lowenthal (SVP, Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

<u>Standing Committees</u>

<u>Executive Committee</u>
- Brian Schell (Chair)
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H.   Cboe Trading, Inc.

1.   *Name*: Cboe Trading, Inc.
       Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated in Delaware under Section 101 of the General Corporation Law of
       the State of Delaware on June 16, 2005.

4.   *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-
       owned by Cboe Services Company, which is also the Exchange's 100% owner.

5.   *Brief description of business or functions*: Cboe Trading, Inc. is a broker-dealer
       registered as such with the Securities and Exchange Commission and a member of
       the Financial Industry Regulatory Authority and other self-regulatory
       organizations. Cboe Trading, Inc. provides routing of orders from the Exchange
       Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX
       Exchange, Inc. to other securities exchanges, facilities of securities exchanges,
       automated trading systems, electronic communication networks or other broker-
       dealers.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       - Chris Isaacson
       - Brian Schell

       Current Officers
       - Troy Yeazel (President)
       - Sydney Goodman (Treasurer/FINOP)
       - J. Patrick Sexton (Secretary)
       - Bryan Upp (Chief Compliance Officer)
       - Allen Wilkinson (Treasurer, FINOP)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

I.   **Omicron Acquisition Corp.**

1.   *Name*: Omicron Acquisition Corp.
        Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Delaware under Section 101 of the General Corporation Law of
        the State of Delaware on February 7, 2011.

4.   *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is
        wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Omicron Acquisition Corp. is an
        intermediate holding company of Cboe Worldwide Holdings Limited.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Ed Tilly
        • Brian Schell

        Current Officers
        • Dave Howson (President)
        • Ed Tilly (Chief Executive Officer)
        • Jill Griebenow (Vice President)
        • Chris Isaacson (Vice President)
        • Emily Mitchell (Vice President)
        • Brian Schell (Treasurer)
        • J. Patrick Sexton (Secretary)
        • Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

J.   Cboe FX Holdings, LLC

1.   *Name*: Cboe FX Holdings, LLC
       Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, and Cboe SEF, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       • Cboe Services Company (Managing Member)

       Current Officers
       • Dave Howson (President)
       • Ed Tilly (Chief Executive Officer)
       • Jill Griebenow (Vice President)
       • Chris Isaacson (Vice President)
       • Emily Mitchell (Vice President)
       • Brian Schell (Treasurer)
       • J. Patrick Sexton (Secretary)
       • Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K.   Cboe FX Markets, LLC

1.   *Name*: Cboe FX Markets, LLC
        Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        *   None

        Current Officers
        *   Dave Howson (President)
        *   Ed Tilly (Chief Executive Officer)
        *   Alexandra Albright (Chief Compliance Officer)
        *   John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
        *   James Enstrom (SVP, Chief Audit Executive)
        *   Todd Furney (Chief Risk Officer)
        *   Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
        *   Jill Griebenow (SVP & Chief Accounting Officer)
        *   Greg Hoogasian (SVP, Chief Regulatory Officer)
        *   Chris Isaacson (EVP)
        *   Andrew Lowenthal (SVP, International Expansion and Business Development)
        *   Stephanie Marrin Lara (Deputy Chief Regulatory Officer)
        *   Brian Schell (EVP, CFO and Treasurer)
        *   J. Patrick Sexton (EVP, General Counsel, and Corporate Secretary)
        *   Jonathan Weinberg (Vice President, Head of FX)

- Allen Wilkinson (VP and Controller)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L.   **Cboe FX Services, LLC**

1.   *Name*: Cboe FX Services, LLC
        Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*:   No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        • None

        Current Officers
        • Dave Howson (President)
        • Ed Tilly (Chief Executive Officer)
        • Barry Calder (Head of Liquidity & Client Services)
        • Jill Griebenow (Vice President)
        • Chris Isaacson (Vice President)
        • Andrew Lowenthal (Vice President)
        • Emily Mitchell (Vice President)
        • Brian Schell (Treasurer)
        • J. Patrick Sexton (Secretary)
        • Allen Wilkinson (VP and Controller)
        • Cboe FX Holdings, LLC (Member)

10.   Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

M.   **Cboe FX Europe Limited**

1.   *Name*: Cboe FX Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.   *Brief description of business or functions*:   Cboe FX Europe Limited operates an institutional spot foreign exchange market.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Natan Tiefenbrun

   Current Officers
   - Karl Spielmann (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N.   **Cboe FX Asia Pte. Limited**

1.   *Name*: Cboe FX Asia Pte. Limited
       Address: Marina Blvd. #28-00, One Marina Boulevard, Singapore (049318)

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated in Singapore under the Companies Act (Cap. 50) on February 23,
       2015.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Asia Pte. Limited is
       wholly-owned by Cboe Worldwide Holdings Limited which is an affiliate of the
       Exchange.

5.   *Brief description of business or functions*: Cboe FX Asia Pte. Limited operates an
       institutional spot foreign exchange market.

6.   *Copy of constitution*: No changes.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • Ed Tilly
       • Ng Lip Chih (Singapore Nominee)

       Current Officers
       • Ed Tilly (President)
       • Ang Yee Koon Daphne, Secretary (Allen & Gledhill)
       • Tan Zhe Lei, Secretary (Allen & Gledhill)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

O.   Cboe Europe Limited

1. *Name*: Cboe Europe Limited
   Address: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Europe Limited is recognized as a Recognized Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Richard Balarkas (INED)
   - Eleanor Beasley (Observer)
   - Angelo Evangelou (Executive)
   - Ted Hood (INED)
   - Dave Howson (Director)
   - Catherine Langlais
   - Michael Lawton
   - Irina Sonich-Bright
   - Natan Tiefenbrun
   - Kristian West (NED)

   Current Officers
   - Jerry Avenell (Vice President, Sales)
   - Alex Dalley (Vice President, Sales)
   - Nick Dutton (Chief Regulatory Officer)
   - Angelo Evangelou (Chief Policy Officer)

- Tim Lipscomb (Chief Operations Officer)
- Stephanie Renner (Chief Financial Officer)
- Irina Sonich-Bright (Product Manager)
- Karl Spielmann (Secretary)
- Natan Tiefenbrun (President, Cboe Europe)

Standing Committees

Audit, Risk and Compliance Committee
- Richard Balarkas
- Ted Hood
- Catherine Langlais
- David Lawton

Remuneration Committee
- Rebecca Fuller
- Ted Hood
- Kristian West

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P. **Cboe Chi-X Europe Limited**

1. *Name*: Cboe Chi-X Europe Limited
   Address: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales.

4. *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited is wholly-owned by Cboe Europe Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5. *Brief description of business or functions*: Cboe Chi-X Europe Limited is authorized in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Cboe Europe Limited. As of November 2018 this company remains dormant.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Nick Dutton
   - Karl Spielmann
   - Jon Weinberg

   Current Officers
   - Nick Dutton (Chief Regulatory Officer)
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Q. **Cboe SEF, LLC**

1. *Name*: Cboe SEF, LLC
   Address: 17 State Street, 31ˢᵗ Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4. *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bruce Andrews
   - Gilbert Bassett
   - Kevin Murphy
   - Anada Radhakrishnan
   - Miguel Rivera
   - David Roscoe
   - Hillary Sale
   - Brian Schell
   - Scott Wagner

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Alexandra Albright (Senior Vice President and Chief Compliance Officer)
   - Gary Compton (Vice President, Communications)
   - John Deters (EVP, Chief Strategy Officer)
   - James Enstrom (Senior Vice President & Chief Audit Executive)
   - Angelo Evangelou (SVP, Chief Policy Officer)

- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (Senior Vice President, Chief Human Resources Officer
- Todd Furney (SVP, and Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Chris Isaacson (Executive Vice President & COO)
- Tim Lipscomb (Senior Vice President, Chief Technology Officer)
- Andrew Lowenthal (Senior Vice President, International Expansion and Business Development)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Stephanie Renner (Senior Vice President, Finance)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Jon Weinberg (Vice President, Head of FX)
- Allen Wilkinson (VP and Controller)
- Umesh Yerram (VP, Chief Information Security Officer)
- Vivian Yiu (Vice President, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

R. Cboe Worldwide Holdings Limited

1. *Name*: Cboe Worldwide Holdings Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Worldwide Holdings Limited is an intermediate holding company of Cboe Europe Limited, Cboe Hong Kong Limited, Cboe UK Limited, and Cboe FX Asia Pte. Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officers
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S.   Cboe Global Markets, Inc.

1.   *Name*: Cboe Global Markets, Inc.
      Address: 433 W. Van Buren St., Chicago, Illinois 60607

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August
      15, 2006.

4.   *Brief description of nature and extent of affiliation*: Cboe Global Markets, Inc. is
      one of the world's largest exchange holding companies, offering cutting-edge
      trading and investment solutions to investors around the world.

5.   *Brief description of business or functions:* Holding company.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Ed Tilly
      - William Farrow
      - Edward Fitzpatrick
      - Ivan Fong
      - Janet Froetscher
      - Jill Goodman
      - Alexander Matturi
      - Jennifer McPeek
      - Roderick Palmore
      - James Parisi
      - Joe Ratterman
      - Eugene Sunshine
      - Fredric Tomczyk

      Current Officers
      - Dave Howson (President)
      - Ed Tilly (Chief Executive Officer)
      - Catherine Clay (EVP, Head of Data and Access Solutions)
      - John Deters (EVP, Corporate Strategy)
      - Jill Griebenow (SVP & Chief Accounting Officer)

- Greg Hoogasian (EVP, Chief Regulatory Officer)
- Chris Isaacson (EVP and COO)
- Brian Schell (EVP F&A/CFO)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)

Compensation Committee
- Janet Froetscher
- Edward Fitzpatrick
- James Parisi
- Fredric Tomczyk

Audit Committee
- William Farrow
- Jennifer McPeek
- Michael Richter
- James Parisi
- Alexander Matturri

Nominating and Governance Committee
-
- Jill Goodman
- Roderick Palmore
- Jill Sommers
- Eugene Sunshine
- Janet Froetscher

Finance and Strategy Committee
- Jill Goodman
- Joe Ratterman
- Roderick Palmore
- Fredric Tomzcyk

Risk Committee
- William Farrow
- Edward Fitzpatrick
- Janet Froetscher
- Michael Richter
- Ivan Fong

Indemnity Committee
- Ed Tilly

ATS Oversight Committee
- Jennifer McPeek

- Jamie Parisi
- Joseph Ratterman

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

T.   Cboe Futures Exchange, LLC

1.   *Name*: Cboe Futures Exchange, LLC
       Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 16, 2002.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Futures Exchanges, LLC is a designated contract market (DCM) approved by the Commodity Futures Trading Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic futures exchange.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       • Gilbert Bassett, Jr.
       • Andrews Bruce
       • Kevin Murphy
       • Ananda K. Radhakrishnan
       • Miguel A. Rivera
       • David Roscoe
       • Hillary Sale
       • Brian Schell
       • Scot Wagner

       Current Officers
       • Dave Howson (President)
       • Ed Tilly (Chief Executive Officer)
       • Arianne Adams (SVP, Head of Options and Global Client Services)
       • Alexandra Albright (SVP and Chief Compliance Officer)
       • Kristin Boyd (Vice President, Derivative Sales)
       • Kevin Carrai (Vice President, Market Data and Access Services)
       • Cole Chmielewski (Vice President, Operations)

- Catherine Clay (EVP, Head of Data and Access Solutions))
- Gary Compton (VP, Communications)
- John Deters (Executive Vice President, Chief Strategy Officer)
- James Enstrom (Senior Vice President & Chief Audit Executive)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (SVP, Chief Human Resources Officer)
- Todd Furney (Senior Vice President and Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel & Chief Litigation Officer)
- Jill Griebenow (Senior Vice President & Chief Accounting Officer)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Chris Isaacson (Executive Vice President, COO)
- Jennifer Lamie (VP & Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Stephanie Marrin Lara (VP & Deputy Chief Reg Officer)
- Andrew Lowenthal (Executive Vice President, International Expansion, Business Development)
- Emily Mitchell (Vice President, Tax)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Allen Wilkinson (Vice President and Controller)
- Troy Yeazel (Senior Vice President, Operations)
- Umesh Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive
- Ed Tilly
- Michael Gorham

Regulatory Oversight Committee
- Michael Gorham
- Gilbert Bassett
- Jill Sommers

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

U.   **Cboe Building Corporation**

1.   *Name*: Cboe Building Corporation
       Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
       Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8,
       1980.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Owns facility used by Cboe Global
       Markets, Inc.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       - Ed Tilly
       - Brian Schell

       Current Officers
       - Dave Howson (President)
       - Ed Tilly (Chief Executive Officer)
       - Jill Griebenow (Vice President
       - Chris Isaacson (Vice President)
       - Marc Magrini (Vice President)
       - Emily Mitchell (Vice President)
       - Brian Schell (Treasurer)
       - J. Patrick Sexton (Secretary)
       - Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

V.   Cboe, LLC

1.   *Name*: Cboe, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   August 22, 2001.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe, LLC is a limited liability
   company member of OneChicago, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Catherine Clay (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

W.   **Cboe III, LLC**

1.   *Name*: Cboe III, LLC
     Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
     Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
     May 2, 2014.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
     Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Holding company for investment in
     Tradelegs, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors
     - Ed Tilly
     - John Deters
     - Brian Schell

     Current Officers
     - Dave Howson (President)
     - Ed Tilly (Chief Executive Officer)
     - John Deters (Vice President)
     - Jill Griebenow (Vice President)
     - Chris Isaacson (Vice President)
     - Emily Mitchell (Vice President)
     - Brian Schell (Treasurer)
     - J. Patrick Sexton (Secretary)
     - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: Not applicable.

X.   Cboe Bats, LLC

1.   *Name*: Cboe Bats, LLC
     Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
     Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
     September 25, 2016.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
     Cboe Global Markets, Inc.

5.   *Brief description of business or functions*: Holding company.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors
     - Ed Tilly
     - Brian Schell
     - Chris Isaacson

     Current Officers
     - Dave Howson (President)
     - Ed Tilly (Chief Executive Officer)
     - Arianne Adams (SVP, Chief Compliance Officer)
     - Kevin Carrai (VP, Market Data and Access Services)
     - Brittany Carter (VP, Corporate Strategy)
     - Cole Chmielewski (VP, Operations)
     - Bo Chung (SVP, Global Sales and Index Licensing)
     - Catherine Clay (EVP, Head of Data and Access Solutions)
     - Gary Compton (VP, Corporate Communications)
     - Jeff Connell (VP, Deputy Chief Regulatory Officer)
     - Brent Coonrod (Vice President, Software Engineering)
     - Gina DeRaimo (VP, Cboe Derivatives Institute)
     - John Deters (EVP, Chief Strategy Officer)
     - Laura Dickman (VP, Associate General Counsel)
     - James Enstrom (SVP, Chief Audit Executive)
     - Angelo Evangelou (SVP, Market Policy and Government Affairs)

- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (SVP, Chief Human Resources Officer)
- Carmen Frazier (VP, Government Relations)
- Todd Furney (SVP, Chief Risk Officer)
- Jaime Galvan (VP, Associate General Counsel)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Gerald Hanweck (Vice President, Technology)
- John Hiatt (VP, Product Development)
- Kenneth Hill (Investor Relations Vice President)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Michael Hollingsworth (VP, Global Head of Data and Analytics)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Chris Isaacson (EVP, Chief Operating Officer)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Michael Izhaky (Vice President, Head of Capital Efficiencies)
- Adam Kreis (VP, Associate General Counsel)
- Vivek Kumar (Deputy Chief Information Security Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- James Lisak (VP, Associate General Counsel)
- Andrew Lowenthal (SVP, Global Expansion & Business Development, Global Strategy))
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (VP, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Derivatives, Head of Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulations)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Brian Schell (EVP, Chief Financial Officer and Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)
- Steven Sinclair (VP, Software Engineering)
- Eileen Smith (VP, Data and Analytics)
- Crystal Stanfield (VP, Global Talent Acquisition)
- Natan Tiefenbrun (Head of Equities)
- Daniel Watkins (Chief Operating Officer – Europe)
- Jonathan Weinberg (Vice President, Head of FX)
- Allen Wilkinson (Vice President and Controller)
- Troy Yeazel (SVP, Operations)
- Umesh Yerram (VP, Chief Information Security Officer)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Y.   <u>**Cboe Livevol, LLC**</u>

1.   *Name*: Cboe Livevol, LLC
        Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
        May 29, 2015.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
        Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Livevol, LLC provides equity
        and index options technology for professional and retail traders, which includes
        options strategy backtesting, trade analysis and volatility modeling technologies
        and historical data.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        - Andrew Lowenthal
        - John Deters
        - Catherine Clay

        Current Officers
        - Dave Howson (President)
        - Ed Tilly (Chief Executive Officer)
        - Alexandra Albright (Chief Compliance Officer)
        - Catherine Clay (Vice President)
        - Brent Coonrod (Vice President)
        - John Deters (Vice President)
        - James Enstrom (Chief Audit Executive)
        - Todd Furney (Chief Risk Officer)
        - Jennifer Golding (Vice President)
        - Jill Griebenow (Vice President)
        - Chris Isaacson (Vice President)
        - Michael Hollingsworth (Vice President)
        - Andrew Lowenthal (Vice President)

- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Z.   Cboe UK Limited

1.   *Name*: Cboe UK Limited
      Address: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Limited Company.

3.   *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Marketing and business development services in the U.K. and other European countries to promote products and services on behalf of Cboe and CFE.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      - Ed Tilly
      - Natan Tiefenbrun

      Current Officers
      - Karl Spielmann (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AA. **Cboe Vest, LLC**

1. *Name*: Cboe Vest, LLC
    Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:
    Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
    December 10, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
    Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company of majority equity
    investment in Cboe Digital and holds interest in The Vest Financial Group Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    - Ed Tilly
    - John Deters
    - Brian Schell

    Current Officers
    - Dave Howson (President)
    - Ed Tilly (Chief Executive Officer)
    - Catherine Clay (Vice President)
    - John Deters (Vice President)
    - Jill Griebenow (Vice President)
    - Chris Isaacson (Vice President)
    - Emily Mitchell (Vice President)
    - Brian Schell (Treasurer)
    - J. Patrick Sexton (Secretary)
    - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

BB.   Loan Markets, LLC

1.   *Name*: Loan Markets, LLC
     Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
     Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
     May 11, 2015.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
     Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Holding company for investment in
     American Financial Exchange, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors
     - Ed Tilly
     - John Deters
     - Brian Schell

     Current Officers
     - Dave Howson (President)
     - Ed Tilly (Chief Executive Officer)
     - John Deters (Vice President)
     - Jill Griebenow (Vice President)
     - Chris Isaacson (Vice President)
     - Andrew Lowenthal (Vice President)
     - Emily Mitchell (Vice President)
     - Brian Schell (Treasurer)
     - J. Patrick Sexton (Secretary)
     - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: Not applicable.

CC. **Cboe Data Services, LLC**

1. *Name*: Cboe Data Services, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), February 21, 2006.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Data Services, LLC sells market data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Kevin Carrai (Vice President)
   - Catherine Clay (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DD.   **Cboe Vest Group, Inc.**

1.   *Name*: Cboe Vest Group, Inc.
   Address: 8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2,
   2015.

4.   *Brief description of nature and extent of affiliation*: Majority-owned subsidiary of
   Cboe Vest, LLC.

5.   *Brief description of business or functions:* Through its subsidiaries, provides
   options-based investment advisory services.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - John Deters
   - Catherine Clay

   Current Officers

10.   *Indication of whether such business or organization ceased to be associated with
   the applicant during previous year*: Not applicable

EE.   **Cboe Hong Kong Limited**

1.   *Name*: Cboe Hong Kong Limited
      Address: 6th Floor, Alexandra House, 18 Chater Road, Central, Hong Kong

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4.   *Brief description of nature and extent of affiliation*: Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.   *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      • Andy Lowenthal

      Current Officers
      • Consec Services Limited (Company Secretary)
      • Arianne Adams (Vice President)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FF. <u>**Cboe Silexx, LLC**</u>

1.   *Name*: Cboe Silexx, LLC
     Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
     Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
     October 16, 2017.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
     Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Silexx, LLC operates the Silexx
     order execution management system business.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     <u>Current Directors</u>
     - Ed Tilly
     - John Deters
     - Brian Schell

     <u>Current Officers</u>
     - Dave Howson (President)
     - Ed Tilly (Chief Executive Officer)
     - Alexandra Albright (Chief Compliance Officer)
     - Catherine Clay (Vice President)
     - Brent Coonrod (Vice President)
     - John Deters (Vice President)
     - James Enstrom (Chief Audit Executive)
     - Todd Furney (Chief Risk Officer)
     - Jennifer Golding (Vice President)
     - Jill Griebenow (Vice President)
     - Michael Hollingsworth (Vice President)
     - Chris Isaacson (Vice President)
     - Emily Mitchell (Vice President)
     - Brian Schell (Treasurer)

- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GG. **Digital Asset Benchmark Administration, LLC**

1. *Name*: Digital Asset Benchmark Administration, LLC
    Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
    Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
    October 17, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
    Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Digital Asset Benchmark
    Administration, LLC licenses Gemini-related data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    - Ed Tilly
    - John Deters
    - Brian Schell

    Current Officers
    - Dave Howson (President)
    - Ed Tilly (Chief Executive Officer)
    - Alexandra Albright (Chief Compliance Officer)
    - Catherine Clay (Vice President)
    - John Deters (Vice President)
    - James Enstrom (Chief Audit Executive)
    - Todd Furney (Chief Risk Officer)
    - Jennifer Golding (Vice President))
    - Jill Griebenow (Vice President)
    - Chris Isaacson (Vice President)
    - Emily Mitchell (Vice President)
    - Brian Schell (Treasurer)
    - J. Patrick Sexton (Secretary)
    - Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HH.   CBOE Europe B.V.

1. *Name*: CBOE Europe B.V.
    Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Besloten Vennootschap (comparable with Private Company Limited)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in the United Kingdom on August 1, 2018.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Europe Limited. Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* The business is very broad, encompassing the operation of a regulated market and an approved publication arrangement, and all other businesses that may be ancillary or useful for the above operations

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    *   Alex Dalley
    *   Michael Perez
    *   Ruben Hilhorst
    *   Natan Tiefenbrun

    Current Officers
    *   Ruben Hilhorst (Head of Compliance)
    *   Jenny Trahant (Director, Trade Desk)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

II.   **Cboe Off-Exchange Services, LLC**

1.   *Name*: Cboe Off-Exchange Services, LLC
        Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
        January 31, 2019.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
        Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
        purpose of engaging in any lawful activity for which limited liability companies
        may be organized under the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        - None

        Current Officers
        - Dave Howson (President)
        - Ed Tilly (Chief Executive Officer)
        - John Deters (Vice President)
        - Jill Griebenow (Vice President)
        - Chis Isaacson (Vice President)
        - Andrew Lowenthal (Vice President)
        - Brian Schell (Treasurer)
        - J. Patrick Sexton (Secretary)
        - Allen Wilkinson (VP and Controller)
        - Cboe Global Markets, Inc. (Sole Stockholder)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

JJ. Cboe Global Indices, LLC

1. *Name*: Cboe Global Indices, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, September 11, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act and operates a financial index calculation, administration and distribution business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Brian Schell
   - Catherine Clay

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Alexandra Albright (Vice President and Chief Compliance Officer)
   - Chris Bialka (Vice President and Global head of CGI)
   - Kevin Carrai (Vice President)
   - Bo Chung (Vice President)
   - Catherine Clay (Vice President)
   - James Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Vice President and Chief Risk Officer)
   - Jennifer Golding (Vice President and Chief Litigation Officer)
   - Jill Griebenow (Vice President)
   - Rob Hocking (Vice President)
   - Michael Hollingsworth (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)

- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KK. Cboe Switzerland GmbH

1. *Name*: Cboe Switzerland GmbH
    Address: c/o Format A AG
    Pfingstweidstrasse 102b 8005 Zurich

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
    Incorporated in Switzerland under Article 777c and Article 633, November 18,
    2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
    Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Operate an electronic trading platform
    for financial contracts and instruments as well as to provide services in this
    business are to Group affiliate.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors

    Current Officers
    - Roman Sturzenegger
    - Jonathan Weinberg

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

LL.   Hanweck Associates, LLC

1.   *Name*: Hanweck Associates, LLC
       Address: 30 Broad Street, Floor 42, New York, NY 10004

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated under provisions of the New York State Limited Liability Company
       Law on November 25, 2003.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary
       acquired by Cboe Global Markets, Inc. on February 3, 2020.

5.   *Brief description of business or functions:* The Company is organized for the
       purpose of engaging in any lawful activity for which limited liability companies
       may be organized under the Act. Hanweck Associates, LLC provides real-time
       risk and margin analytics on global derivatives markets.

6.   *Copy of constitution*: No changes.

7.   *Copy of articles of incorporation or association and amendments*: Not
       applicable.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • Ed Tilly
       • Chris Isaacson
       • Brian Schell

       Current Officers
       • Dave Howson (President)
       • Ed Tilly (CEO)
       • Alexandra Albright (Vice President and Chief Compliance Officer)
       • Catherin Clay (Vice President)
       • John Deters (Vice President)
       • Jim Enstrom (Vice President and Chief Audit Executive)
       • Todd Furney (Vice President and Chief Risk Officer)
       • Jennifer Golding (Vice President and Chief Litigation Officer)
       • Jill Griebenow (Vice President)
       • Gerald Hanweck (Vice President)
       • Rob Hocking (Vice President)
       • Chris Isaacson (Chief Operating Officer)

- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MM. Hanweck Associates Pte. Ltd.

1. *Name*: Hanweck Associates Pte. Ltd.
    Address: 1 Marina Bouleard #28-00, One Marina Boulevard, Singapore, 018989, Singapore

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Companies Act (Cap. 50) in Singapore on May 30, 2019.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Pte. Ltd. is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. Hanweck Associates Pte. Ltd. provides real-time risk and margin analytics on global derivatives markets.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    - Ng Lip Chih
    - Ed Tilly

    Current Officers
    - Ang Yee Koon Daphne (Secretary)
    - Tan Zhe Lei (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

NN.   **Cboe Europe Indices B.V.**

1.   *Name*: Cboe Europe Indices B.V.
         Address: 1212 Gustav Mahlerlaan, 1081LA Amsterdam, Netherlands

2.   *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on December, 16 2019.

4.   *Brief description of nature and extent of affiliation*: Cboe Europe Indices B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5.   *Brief description of business or functions:* The Company's primary function is to provide services as a benchmark administrator.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

         Current Directors
         • Joe Green
         • Ruben Hilhorst
         • Natan Tiefenbrun

         Current Officer
         • Joe Green
         • Ruben Hilhorst

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OO. **Cboe Canada Holdings, ULC**

1. *Name*: Cboe Canada Holdings, ULC
   Address: Suite 2600, Three Bentall Centre
   595 Burrard Street, Vancouver BC V7X 1L3 Canada

2. *Form of organization*: Unlimited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated under the Business Corporation Act on April 22, 2020.

4. *Brief description of nature and extent of affiliation*: Cboe Canada Holdings, ULC
   is a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary
   of Cboe Services Company.

5. *Brief description of business or functions:* Cboe Canada Holdings, ULC is an
   intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officer
   - Dave Howson (President)
   - Ed Tilly (CEO)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

PP. **Cboe Clear Europe**

1. *Name*: Cboe Clear Europe
   Address: Strawinskylaan 1847, Tower I, Level 3
   1077 XX Amsterdam, Netherlands

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated per Amsterdam statutes on February 28th, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe Clear Europe
   was acquired by Cboe Worldwide Holdings Limited, which is an affiliate of the
   Exchange.

5. *Brief description of business or functions:* The Cboe Clear Europe formed to
   provide equities clearing and settlement services throughout Europe

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Supervisory Board
   - Stephanie Renner
   - Clotilde Bouchet (Independent)
   - Peter Bezemer (Independent)
   - Edward Hughes
   - Tim Lipscomb
   - Vikesh Patel
   - Stephanie Renner
   - Arnoud Siegmann
   - Natan Tiefebrun

   Current Officer
   - Vikesh Patel (President)
   - Cboe Worldwide Holdings Limited (Sole Stockholder)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

QQ. **TriAct Canada Marketplace LP**

1. *Name*: TriAct Canada Marketplace LP
    Address: 130 King Street West, Suite 1050
    Toronto, Ontario Canada

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*:
    Incorporated under the Nova Scotia Companies Act on January 31, 2005.

4. *Brief description of nature and extent of affiliation*: TriAct Canada Marketplace
    LP is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron
    Acquisition Corp., which is wholly-owned subsidiary of Cboe Services Company.

5. *Brief description of business or functions:* The TriAct Canada Marketplace LP
    serves as an the operational operator of the alternative trading system, MatchNow.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    *   None

    Current Officers
    *   Bryan Christopher Blake (CEO)
    *   Gregory Leonard Davies (CFO)
    *   Lorna Pile (Chief Compliane Officer)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

RR. **MATCHNow GP ULC**

1. *Name:* MATCHNow GP ULC (f/k/a TCM Corp.)
    Address: 4222 Bay Street Toronto Ontario, Vancouver, B.C., Canada

2. Form of organization: Unlimited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
    Incorporated under the British Columbia Business Corporations Act on November
    4, 2020

4. *Brief description of nature and extent of affiliation*: MATCHNow GP ULC (f/k/a
    TCM Corp.) is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron
    Acquisition Corp., which is wholly-owned subsidiary of Cboe Services Company.

5. *Brief description of business or functions:* MATCHNow GP ULC (f/k/a TCM
    Corp.) helps support an operational alternative trading system. MATCHNOW GP
    ULC is the general partner of TriAct Canada Marketplace LP.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    - Bryan Christopher Blake
    - Adam Inzirillo

    Current Officers
    - Bryan Christopher Blake (CEO)
    - Gregory Leonard Davies (CFO)
    - Lorna Pile (Chief Compliance Officer)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

SS.   **Cboe Netherlands Services Company B.V**

1.   *Name*: Cboe Netherlands Services Company B.V.
     Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2.   *Form of organization*: Besloten Vennootschap (comparable with Private Limited
     Liability Company)

3.   *Name of state, statute under which organized and date of incorporation*:
     Incorporated and registered with the Dutch Chamber of Commerce on October
     12, 2020.

4.   *Brief description of nature and extent of affiliation*: Cboe Netherlands Services
     Company B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5.   *Brief description of business or functions:* Cboe Netherlands Services Company
     B.V. business is broad; providing technical support, operational support,
     managerial services, and other businesses that may be ancillary or useful for the
     above operations.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors
     • Ruben Hilhorst
     • Natan Tiefebrun

     Current Officers

10. *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: Not applicable.

TT. **BIDS Holdings GP LLC**

1. *Name*: BIDS Holdings GP LLC
    Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
    Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Holdings GP LLC is a
    wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the
    purpose of engaging in any lawful activity for which limited liability companies
    may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors

    Current Officers
    • Stephen Berte (President)
    • T.R. Lazo (Vice President)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

UU.   **BIDS Holdings LP**

1.   *Name*: BIDS Holdings LP
        Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2.   *Form of organization*: Limited Partnership

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated and registered in the state of Delaware on June 14, 2006.

4.   *Brief description of nature and extent of affiliation*: BIDS Holdings LP is a
        wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
        purpose of engaging in any lawful activity for which limited partnership may be
        organized under the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors

        Current Officers
        • Stephen Berte (President)
        • T.R. Lazo (Vice President)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

VV.   **BIDS Trading, LP**

1.   *Name*: BIDS Trading, LP
     Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2.   *Form of organization*: Limited Partnership

3.   *Name of state, statute under which organized and date of incorporation*:
     Incorporated and registered in the state of Delaware on June 14, 2006.

4.   *Brief description of nature and extent of affiliation*: BIDS Trading, LP is a
     subsidiary of BIDS Holdings LP, which is a wholly-owned subsidiary of Cboe
     Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized to develop a
     securities trading platform and other products that will enhance the range of
     services available to the limited partners of the Limited Partner and their
     respective clients and enhance efficiencies for and reduce the costs of such
     services.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors

     Current Officers
     • Stephen Berte (President)
     • T.R. Lazo (Vice President)

10. *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: Not applicable.

WW. BIDS Global Services, LLC

1.   *Name*: BIDS Global Services, LLC
        Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on September 20, 2016.

4.   *Brief description of nature and extent of affiliation*: BIDS Global Services, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc. and is the intermediate holding company for BIDS Trading.

5.   *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors

        Current Officers
        - Stephen Berte (President)
        - T.R. Lazo (Vice President)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

XX.   **BIDS Trading Technologies, Ltd.**

1.   *Name*: BIDS Trading Technologies, Ltd.
     Address: 2200 HSBC Building, 885 West Georgia Street, Vancouver, BC, Canada 101

2.   *Form of organization*: Private Company Limited by Shares

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated and registered under the Business Corporations Act in British Columbia Canada on September 2, 2009.

4.   *Brief description of nature and extent of affiliation*: BIDS Trading Technologies, Ltd. is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. BIDS Trading Technologies Ltd. provides development, support and other services in connection with he ongoing support of the BIDS ATS.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     Current Directors
     • Stephen Berte

     Current Officers
     • Stephen Berte (President and Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

YY.   BIDS Trading Limited

1.   *Name*: BIDS Trading Limited
      Address: St. James's Square, Suite 1, 3rd Floor 11-12, London, SW1Y 4LB, United Kingdom

2.   *Form of organization*: Private Company Limited by Shares

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on May 12, 2015.

4.   *Brief description of nature and extent of affiliation*: BIDS Trading Limited is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. BIDS Trading Ltd. provides development, support and other service in connection with the ongoing support of the BIDS ATS.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      - Stephen Berte
      - Simon Monson
      - Nicole Masse

      Current Officers
      - Jordan Trust Company (Company Secretary)
      - BIDS Global Services LLC (Sole Member)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

ZZ. **Cboe Data and Access Solutions China, LLC**

1. *Name*: Cboe Data and Access Solutions China, LLC
    Address: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
    Incorporated in Delaware under Section 101 of the General Corporation Law of
    the State of Delaware on May 25, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Data Services was
    formed as a subsidiary of Cboe Data Services, LLC.

5. *Brief description of business or functions:* The Company is organized for the
    purpose of engaging in any lawful activity for which private companies may be
    organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors

    Current Officers
    *   Ed Tilly (President and Chief Executive Officer)
    *   Kevin Carrai (Vice President)
    *   Catherin Clay (Vice President)
    *   Jill Griebenow (Vice President)
    *   Chris Isaacson (Vice President)
    *   Emily Mitchell (Vice President)
    *   Brian Schell (Treasurer)
    *   J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

AAA. Cboe Fixed Income Markets, LLC

1.   *Name*: Cboe Fixed Income Markets, LLC
        Address: 1209 Orange Street, Wilmington, Delaware 19801

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Delaware under Section 101 of the General Corporation Law of
        the State of Delaware on May 25, 2021.

4.   *Brief description of nature and extent of affiliation*: Cboe Data Services was
        formed as a subsidiary of Cboe Services Company.

5.   *Brief description of business or functions:* The Company is organized for the
        purpose of engaging in any lawful activity for which private companies may be
        organized under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors

        Current Officers
        - Jill Griebenow
        - Michael Margolis
        - J. Patrick Sexton (Secretary)
        - Jonathan Weinberg
        - Allen Wilkinson
        - Vivian Yiu (Interim President)
        - Cboe Services Company (Sole Member)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

BBB. **Chi-X Holdings Limited**

1. *Name*: Chi-X Holdings Limited
   Address: 5705, 57ᵗʰ Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on February 17, 2016.

4. *Brief description of nature and extent of affiliation*: Chi-X Holdings Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson (Chair)
   - Christopher Andrew Isaacson
   - John Frederick Deters

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CCC. **Cboe Asia Pacific Holdings Limited**

1.   *Name*: Cboe Asia Pacific Holdings Limited
        Address: 5705, 57ᵗʰ Floor, The Center, 99 Queen's Road Central, Hong Kong

2.   *Form of organization*: Limited Company

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the
        Laws of Hong Kong) on January 13, 2016.

4.   *Brief description of nature and extent of affiliation*: Cboe Asia Pacific Holdings
        Limited was acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
        purpose of engaging in any lawful activity for which private companies may be
        organized under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Ade Cordell
        • David Howson (Chair)
        • Christopher Andrew Isaacson
        • John Frederick Deters

        Current Officers
        • Dave Howson (CEO

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

DDD. <u>Cboe Technology Hong Kong Limited</u>

1. *Name*: Cboe Technology Hong Kong Limited
   Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on September 14, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Technology Hong Kong Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ade Cordell
   - Dave Howson, Chair
   - Christopher Andrew Isaacson
   - John Frederick Deters

   <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

EEE.   Cboe Australia Pty Ltd

1.   *Name*: Cboe Australia Pty Ltd
        Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2.   *Form of organization*: Limited Company

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in New South Wales under the Corporations Act 2001on February 7,
        2008.

4.   *Brief description of nature and extent of affiliation*: Cboe Australia Pty Ltd was
        acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
        purpose of engaging in any lawful activity for which private companies may be
        organized under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        - Ade Cordell
        - David Howson
        - Christopher Andrew Isaacson
        - Vic Jokovic
        - David Morgan (JCF)
        - David Trude (Independent)

        Current Officers
        - Michael Somes, Company Secretary

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

FFF. **Cboe Australia Services Pty Ltd**

1. *Name*: Cboe Australia Services Pty Ltd
   Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in New South Wales under the Corporations Act 2001 on February 10, 2002.

4. *Brief description of nature and extent of affiliation*: Cboe Australia Services Pty Ltd was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   • David Howson
   • Vic Jokovic
   • David Trude

   Current Officers
   • Michael Somes (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GGG. <u>Middlebury Holdings Pty Ltd</u>

1. *Name*: Middlebury holdings Pty Ltd
   Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Victoria under the Corporations Act 2001 on January 27, 2016.

4. *Brief description of nature and extent of affiliation*: Middlebury Holdings Pty Ltd
   was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity for which private companies may be
   organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   <u>Current Directors</u>
   - Ade Cordell
   - David Howson
   - Christopher Andrew Isaacson
   - Vic Jokovic
   - David Morgan (JCF)
   - David Trude (independent)

   <u>Current Officers</u>
   - Michael Somes, Company Secretary

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

HHH. Cboe Japan Limited

1. *Name*: Cboe Japan Limited
   Address: Shin-Toyo Akasaka Building 4-9-25 Minato-ku, Tokyo, Japan 107-0052

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Japan on March 17, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe Japan Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ade Cordell
   - David Howson
   - Toru Irokawa
   - Christopher Andrew Isaacson
   - Amy Nashida (Independent)
   - Thierry Porte

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

III. Cboe Technology Philippines Inc.

1. *Name*: Cboe Technology Philippines Inc.
   Address: 10th Floor Unit AB, North Tower, Rockwell Business Center Sheridan Sheridan Street Corner United Street, Highway Hills, Manadaluyong City

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Philippines under Corporation Code of the Philippines and Foreign Investments Act of 1991 on May 1, 1980.

4. *Brief description of nature and extent of affiliation*: Cboe Technology Philippines Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Troy Yeazel
   - Timothy Lipscomb
   - Maria Aldeguer (CAO)

   Current Officers
   - Elaine Reyes-Rodolfo, Company Secretary
   - Francis Nacpil, Treasurer

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

JJJ. **Cboe Digital Holdings, Inc.**

1. *Name*: Cboe Digital Holdings, Inc.
    Address: 1209 Orange Street, Wilmington, County of New Castle, DE 19801

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*:
    Incorporated in Delaware under Section 101 of the General Corporation Law of
    the State of Delaware on September 16, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Digital Holdings, Inc.
    is wholly-owned by Cboe Services Company which is also the Exchange's 100%
    owner.

5. *Brief description of business or functions:* The Company is organized for the
    purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    *   Chris Isaacson
    *   Ed Tilly

    Current Officers
    *   Ed Tilly (President and CEO)
    *   Chris Isaacson (Vice President)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

KKK. **Cboe Digital Intermediate Holdings, LLC**

1. *Name*: Cboe Digital Intermediate Holdings, LLC
   Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 29, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Digital Intermediate Holdings, LLC was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Cristobal Conde
   - Chris Isaacson
   - Ananda Radhakrishnan
   - Margaret Wiermanski
   - Steven Winter

   Current Officers
   - John Palmer (President)
   - Chris Isaacson (Vice President)
   - Bryan Stuart (Senior Director, Finance)
   - Cboe Digital Holdings, LLC

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

LLL.   **Cboe Clear Digital, LLC**

1.   *Name*: Cboe Clear Digital, LLC
        Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2.   *Form of organization*: Limited Liability Corporation

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Delaware under Section 101 of the General Corporation Law of
        the State of Delaware on October 16, 2017.

4.   *Brief description of nature and extent of affiliation*: Cboe Clear Digital, LLC
        acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
        purpose of engaging in any lawful activity under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        - Cristobal Conde
        - Chris Isaacson
        - Ananda Radhakrishnan
        - Margaret Wiermanski
        - Steven Winter

        Current Officers
        - John Palmer (President)
        - Chris Isaacson (Vice President)
        - Benjamin Lawson (Chief Information Security Officer)
        - Nataliya Manina (Chief Compliance Officer)
        - Joseph McGlawn (Senior Director, Head of Clearing)
        - Vidhu Singh (Chief Risk Officer)
        - Bryan Stuart (Chief Financial Officer)
        - Cboe Clear Digital Holdings, LLC (Member)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

MMM.   <u>**Cboe Clear Digital Holdings, LLC**</u>

1.   *Name*: Cboe Clear Digital Holdings, LLC
   Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2.   *Form of organization*: Limited Liability Corporation

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on October 16, 2017.

4.   *Brief description of nature and extent of affiliation*: Cboe Clear Digital Holdings, LLC was acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officer</u>
   - John Palmer (President)
   - Jessica Darmoni (Head of Marketing)
   - John Denza (Chief Commercial Officer)
   - Ian Grieves Head of Product Development)
   - Joshua Iverson (Risk Analyst)
   - Benjamin Lawson (Head of Information Security)
   - Nataliya Manina (Chief Compliance Officer)
   - Joseph McGlawn (Head of Clearing Operations)
   - Suresh Movva (Chief Operating Officer)
   - Nick Perak (Head of Marketing Operations)
   - Vidhu Singh (Chief Risk Officer)
   - Bryan Stuart (Chief Financial Officer)
   - Cboe Digital Holdings, Inc.(Member)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

NNN. **Aequitas Innovations Inc.**

1. *Name*: Aequitas Innovations Inc.
   Address: 155 University Avenue, Suite 4, Toronto, ON M5H 3B7 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on May 30, 2013.

4. *Brief description of nature and extent of affiliation*: Aequitas Innovations Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Perry Dellelce
   - Lori-Ann Beausoleil
   - John Deters
   - Dave Howson
   - Adam Inzirillo
   - Greg Mills
   - Joseph Schmitt
   - Ian Telfer

   Officers
   - Joseph Schmitt (President and CEO)
   - Perry Dellelce (ChairPerson)
   - Terry Mack (Chief Financial Officer)
   - Erik Sloane (Chief Revenue Officer)
   - Joacim Wiklander (Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OOO. **Aequitas EVO Connect Inc.**

1. *Name*: Aequitas EVO Connect Inc.
   Address: 155 University Avenue, Suite 4, Toronto, ON M5H 3B7 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on March 9, 2015.

4. *Brief description of nature and extent of affiliation*: Aequitas EVO Connect Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Perry Dellelce
   - Dave Howson
   - Joseph Schmitt

   Officers
   - Joseph Schmitt (Chief Executive Officer)
   - Terry Mack (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

PPP. <u>**Neo Exchange Inc.**</u>

1. *Name*: Neo Exchange Inc.
   Address: 65 Queen Street West, Suite 1900, Toronto, ON, M5H 2M5 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on January 15, 2019.

4. *Brief description of nature and extent of affiliation*: Neo Exchange Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Perry Dellelce
   - Lori-Ann Beausoleil
   - John Deters
   - Dave Howson
   - Adam Inzirillo
   - Maureen Jensen
   - Joseph Schmitt
   - Ian Telfer

   <u>Officers</u>
   - Joseph Schmitt (President and CEO)
   - Aimee Schmitt (Head of Marketing and Communications)
   - Terry Mack (Chief Financial Officer)
   - Erik Sloane (Chief Revenue Officer)
   - Joacim Wiklander (Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

QQQ. <u>Neo Connect Inc.</u>

1. *Name*: Neo Connect Inc.
   Address: 65 Queen Street West, Suite 1900, Toronto, ON, M5H 2M5 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on January 17, 2014.

4. *Brief description of nature and extent of affiliation*: Neo Connect Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Perry Dellelce
   - Dave Howson
   - Joseph Schmitt

   <u>Officers</u>
   - Joseph Schmitt (President and CEO)
   - Terry Mack (Chief Financial Officer)
   - Erik Sloane (Chief Revenue Officer)
   - Joacim Wiklander (Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

RRR. <u>Cboe Ascent Holdings LLC</u>

1. *Name*: Cboe Ascent Holdings LLC
    Address: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on October 13, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Ascent Holdings, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.EU benchmark regulation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    <u>Current Directors</u>

    <u>Officers</u>
    *   Dave Howson (President)
    *   Ed Tilly (CEO)
    *   John Deters (VP)
    *   Chris Isaacson (EVP and COO)
    *   Brian Schell (Treasurer)
    *   Patrick J. Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

SSS. **BIDS Australia Pty. Ltd.**

1.   *Name*: BIDS Australia Pty. Ltd.
      Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2.   *Form of organization*: Limited Company

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated in New South Wales under the Corporations Act 2001 on March 7,
      2023.

4.   *Brief description of nature and extent of affiliation*: BIDS Australia Pty. Ltd. is a
      wholly-owned subsidiary of Global Services LLC.

5.   *Brief description of business or functions:* The Company is organized for the
      purpose of engaging in any lawful activity under the act.EU benchmark
      regulation.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Stephen Berte
      - Murrough O'Brien

      Officers
      - Murrough O'Brien (Officer)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

Exhibit D

Exhibit Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

_____

1.   Financial statements of each subsidiary and affiliate

2.   Cboe Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2022 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

3.   Cboe C2 Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2022 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

4.   Cboe BYX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2022 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

5.   Cboe EDGA Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2022 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

6.   Cboe EDGX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2022 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

Clear Global Markets, Inc.
Consolidating Income Statement
Twelve Months Ended December 31, 2022
(unaudited)

Revenues:
Transaction and clearing fees
Access and capacity fees
Market data fees
Regulatory fees
Other revenue
Total revenues

Cost of revenues:
Liquidity payments
Routing and clearing
Section 31 fees
Royalty fees and other cost of revenues
Total cost of revenues

Revenues less cost of revenues

Operating expenses:
Compensation and benefits
Depreciation and amortization
Technology support services
Professional fees and outside services
Travel and promotional expenses
Facilities cost
Acquisition related costs
Goodwill impairment
Other expenses
Total operating expenses

Operating income (loss)

Non-operating (income) expense:
Interest expense, net
Other non-operating income/expense

Income (loss) before income tax provision (benefit)

Income tax provision (benefit)

Net income (loss)
Net income (loss) allocated to common shareholders

Clear Global Markets, Inc.
Consolidating Income Statement
Twelve Months Ended December 31, 2022
(unaudited)
(continued)

Clear Global Markets, Inc.
Consolidating Balance Sheet
As of December 31, 2022
(unaudited)

Current assets:
Cash and cash equivalents
Financial investments
Accounts receivable, net
Marketing fee receivable
Margin deposits and clearing funds
Digital assets - safeguarded assets
Accounts base receivable
Prepaid expenses
Other current assets
Total current assets

Investments
Land
Property and equipment, net
Operating lease right of use assets
Goodwill
Intangible assets, net
Other assets, net
Total assets

Current liabilities:
Accounts payable and accrued liabilities
Section 31 fees payable
Deferred revenue
Margin deposits and clearing funds
Digital assets - safeguarded liabilities
Income taxes payable
Current portion of long-term debt
Current portion of contingent consideration liabilities
Deferred tax liabilities
Total current liabilities

Long-term debt
Non-current unrecognized tax benefits
Deferred income taxes
Non-current operating lease liabilities
Non-current portion of contingent consideration liabilities
Other non-current liabilities
Total liabilities

Stockholders' equity:
Common stock
Common stock in treasury, at cost
Additional paid-in capital
Retained earnings
Accumulated other comprehensive income, net
Total Clear Global Markets, Inc.
Non-controlling interests
Total equity
Total liabilities and equity

Cboe Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2022

(With Independent Auditors' Report Thereon)

Cboe Exchange, Inc.

Table of Contents

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements that involve a number of risks and uncertainties. You can identify these statements by forward-looking words such as "may," "might," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," and the negative of these terms and other comparable terminology. All statements that reflect our expectations, assumptions or projections about the future other than statements of historical fact are forward-looking statements. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by the forward-looking statements.

We operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Some factors that could cause actual results to differ include: the loss of our right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations; price competition and consolidation in our industry; decreases in trading or clearing volumes, market data fees or a shift in the mix of products traded on our exchanges; legislative or regulatory changes or changes in tax regimes; our ability to protect our systems and communication networks from security vulnerabilities and breaches; our ability to attract and retain skilled management and other personnel, including compensation inflation; increasing competition by foreign and domestic entities; our dependence on and exposure to risk from third parties; global expansion of operations; factors that impact the quality and integrity of our indices; our ability to manage our growth and strategic acquisitions or alliances effectively; our ability to operate our business without violating the intellectual property rights of others and the costs associated with protecting our intellectual property rights; our ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of our systems; misconduct by those who use our markets or our products; damage to our reputation; the ability of our compliance and risk management methods to effectively monitor and manage our risks; our ability to maintain an investment grade credit rating; long-lived assets, the accuracy of our estimates and expectations; litigation risks and other liabilities.

We do not undertake, and we expressly disclaim, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2022, and the related statements of income, changes in stockholder's equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.



In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 16, 2023

Cboe Exchange, Inc.
Statement of Financial Condition
December 31, 2022
(in thousands, except share and per share amounts)

Assets

Current assets:		
Accounts receivable	$	78,803
Receivables from affiliates		89,622
Other assets		19,269
Total current assets		187,694
Investments		333
Property and equipment--net of accumulated depreciation of $51,882		1,142
Data processing software--net of accumulated amortization of $56,628		1,699
Goodwill and intangibles, net		192
Deferred income taxes, net		24,136
Notes receivable, net		11,340
Total assets	$	226,536

Liabilities and Stockholder's Equity

Current liabilities:		
Accounts payable and accrued liabilities	$	107,944
Section 31 fees payable		15,973
Payables to affiliates		11,544
Deferred revenue		7,646
Total current liabilities		143,107
Unrecognized tax benefits		87,785
Stockholder's equity:		
Common stock, $0.01 par value: 1,000 shares authorized and outstanding		—
Additional paid-in capital		26,967
Accumulated deficit		(31,323)
Total stockholder's deficit		(4,356)
Total liabilities and stockholder's deficit	$	226,536

See accompanying notes to financial statements.

Cboe Exchange, Inc.
Statement of Income
Year ended December 31, 2022
(in thousands)

Revenues:		
Transaction fees	$	716,338
Access and capacity fees		96,936
Market data fees		23,253
Regulatory fees		53,082
Other revenue		2,954
Total revenues		892,563
Cost of revenues:		
Liquidity payments		8,209
Routing and clearing		19,570
Section 31 fees		27,306
Royalty fees		104,841
Total cost of revenues		159,926
Revenues less cost of revenues		732,637
Operating expenses:		
Compensation and benefits		61,814
Management fee		12,150
Depreciation and amortization		1,034
Technology support services		10,015
Professional fees and outside services		23,524
Travel and promotional expenses		11,130
Facilities costs		6,761
Other expenses		2,794
Total operating expenses		129,222
Operating income		603,415
Non-operating income:		
Other income		222
Income before income tax provision		603,637
Income tax provision		197,377
Net income	$	406,260

See accompanying notes to financial statements.

Cboe Exchange, Inc.
Statement of Changes in Stockholder's Equity (Deficit)
Year ended December 31, 2022
(in thousands)

	Common stock		Additional paid-in capital		Retained earnings (accumulated deficit)		Total stockholder's equity (deficit)	
Balance at January 1, 2022	$	—	$	26,967	$	12,417	$	39,384
Distribution to Parent		—		—		(450,000)		(450,000)
Net income		—		—		406,260		406,260
Balance at December 31, 2022	$	—	$	26,967	$	(31,323)	$	(4,356)

See accompanying notes to financial statements.

Cboe Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2022
(in thousands)

Cash flows from operating activities:		
Net income	$	406,260
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation and amortization		1,034
Deferred income tax benefit		(9,235)
Loss on disposal of assets		(291)
Changes in assets and liabilities:		
Accounts receivable		(13,155)
Receivables from affiliates		7,521
Other assets		(12,836)
Notes receivable		(4,304)
Accounts payable and accrued liabilities		63,904
Section 31 fees payable		13,585
Payables to affiliates		3,705
Deferred revenue		(3,140)
Unrecognized tax benefits		(7,544)
Net cash from operating activities		445,504
Cash flows used in financing activities:		
Distribution to Parent		(450,000)
Net cash used in financing activities		(450,000)
Decrease in cash		(4,496)
Cash:		
Beginning of year		4,496
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	102,222

See accompanying notes to financial statements.

Cboe Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

(1) Nature of Operations

Cboe Exchange, Inc. ("the Company" or "Cboe Options"), a wholly-owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is a market for the trading of exclusive options on various market indices ("index options"), as well as on non-exclusive "multi-listed" options, such as options on the stocks of individual corporations ("equity options") and options on other exchange-traded products ("ETP options"), such as exchange-traded funds ("ETF options"), exchange-traded notes ("ETN options"), and certain other index options. The Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York. The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain order to other market centers. In a letter dated June 16, 2023, the Parent stated that to the extent necessary to permit the Company to meet its ongoing operating requirements, the Parent will not require repayment of certain balances or other loans/advances that the Parent or its affiliates may provide to the Company subsequent to December 31, 2022, until subsequent to June 30, 2024.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company, as disclosed. See Note 5 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote.

Cboe Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"). Management believes that it transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore, concentrations of credit risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Investments

Investments represent the Company's investment in OCC, which is accounted for using the measurement alternative as there is an absence of readily determinable fair value for the investment and the Company cannot exercise significant influence over the investment based upon the ownership interest held.

Investments are periodically reviewed to determine whether any events or changes in circumstances indicate that the investments may be other than temporarily impaired. In the event of impairment, the Company would recognize a loss for the difference between the carrying amount and the estimated fair value of the investment.

(g) Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred.

Long lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

(h) Data Processing Software, Net

The Company expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities. Estimated useful lives are three to five years for

Cboe Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

internally developed and other data processing software, generally are five years or less for other assets, and seven years for software related to the Company's migration onto the Parent's technology.

(i) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(j) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from OPRA and fees charged to customers for proprietary market data. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Proprietary market data also includes revenue from various licensing agreements. Both

7

Cboe Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

types of market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligation.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Investments

Cboe holds a 20% investment in OCC, which is accounted for using the measurement alternative given the absence of readily determinable fair values for the investment and due to the Company's inability to exercise significant influence over the investment based upon the ownership interest held. The Company's contributed capital to OCC has been recorded under investments in the statement of financial condition as of December 31, 2022. Under OCC's current capital management policy, which was approved by the SEC on January 24, 2020, if OCC's equity capital falls below certain defined thresholds, OCC can access additional capital through an operational loss fee charged to clearing members. None of OCC's shareholders has any obligation to contribute capital to OCC under the capital management policy, nor does any shareholder have the right to receive dividends from OCC under such policy. The Company's investment in OCC as of December 31, 2022 is $333 thousand.

(4) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes paid to Consolidated Audit Trail, LLC to fund the implementation and operation of the consolidated audit trail ("CAT"). CAT involves the creation of an audit trail that is required by SEA Rule 613, and it strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. Consolidated Audit Trail, LLC is a national market system plan that was created by self-regulatory organizations that include the Company, the other U.S. national securities exchanges, and FINRA (who collectively are referred to as the "Plan Participants") to implement and operate the CAT.

The funding of the CAT's implementation and operations is ultimately expected to be provided by Plan Participants and by broker-dealers (who are referred to as "Industry Members"). However, until a funding model is established, the funding to date has solely been provided by the Plan Participants

Cboe Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

in exchange for promissory notes. Until the SEC approves a funding model that shares the cost of the CAT between the Plan Participants and Industry Members, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. A portion of the promissory notes is expected to be repaid to the Plan Participants by Consolidated Audit Trail, LLC once proposed plan amendments and related fee filings associated with a funding model are effective and associated Industry Members fees are collected by the Consolidated Audit Trail, LLC pursuant to the CAT funding model. In addition to assessing these CAT fees to Industry Members to cover a portion of the CAT historical costs funded to date by the Plan Participants' promissory notes, the proposed CAT funding model also provides a framework for ongoing costs to be funded by Consolidated Audit Trail, LLC assessing CAT fees to both Plan Participants and Industry Members. Once these ongoing CAT fees become effective through fee filings submitted by the Plan Participants, it is anticipated there will no longer be any promissory notes provided by the Plan Participants to Consolidated Audit Trail, LLC.

Until the fees for historical CAT costs that are associated with the promissory notes are collected from Industry Members and remitted by Consolidated Audit Trail, LLC to the Plan Participants, the Plan Participants may continue to incur additional significant costs, including additional promissory notes to fund CAT. The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on various potential outcomes under the proposed funding models pending with the SEC. As of December 31, 2022, the notes receivable, net balance was $11.3 million.

The following represents the changes in allowance for credit losses for the year ended December 31, 2022:

	Balance at December 31, 2021	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2022
Allowance for notes receivable credit losses	$ 3,939	$ —	$ —	$ —	$ 3,939

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries of the Parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2022:

Compensation and benefits	$ 61,814
Management fee	12,150
Technology support services	10,001
Professional fees and outside services	7,526
Travel and promotional expenses	5,447
Facilities costs	6,852
	$ 103,790

Cboe Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

(6) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2022:

Royalties	$	29,919
Marketing fee payable		8,441
Accounts payable		1,788
Current portion of tax uncertainties		61,552
Accrued liabilities		6,244
	$	107,944

(7) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2022:

	Balance at December 31, 2021		Cash Additions		Revenue Recognition		Balance at December 31, 2022
Option regulatory fee (1)	$ 10,764	$	—	$	(3,185)	$	7,579
Liquidity provider sliding scale	—		7,200		(7,200)		—
Other, net	22		374		(329)		67
Total deferred revenue	$ 10,786	$	7,574	$	(10,714)	$	7,646

(1) The Company assesses ORF to each Trading Permit Holder for all options transactions executed or cleared by the Trading Permit Holder that are cleared by OCC, regardless of the exchange on which the transaction occurs. The fee is collected indirectly from Trading Permit Holders through their clearing firms by OCC on behalf of the Company. Under the Company's rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes. The amount in deferred revenue represents the fees collected that are in excess of regulatory expenses.

(8) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2022:

Deferred tax assets:		
Unrecognized tax benefits	$	25,114
Allowance for credit losses		987
Investments		135
Other		355
Subtotal		26,591
Valuation allowance		(489)
Total deferred tax assets	$	26,102
Deferred tax liabilities:		
Property and equipment	$	(713)
Accrued compensation		(1,035)
Prepaid expenses		(218)
Total deferred tax liabilities		(1,966)
Net deferred tax assets	$	24,136

Cboe Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $489 thousand was recorded against gross deferred tax assets for certain capital losses as of December 31, 2022.

The provision for income taxes for the year ended December 31, 2022 consists of the following:

Current tax expense:		
Federal	$	126,969
State		79,643
Total current tax expense		206,612
Deferred income tax benefit:		
Federal		(8,568)
State		(667)
Total deferred income tax benefit		(9,235)
Income tax provision	$	197,377

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2022 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	126,765	21.0%
Increase in income tax resulting from:			
State income taxes		25,434	4.2%
Change in unrecognized tax benefit		44,789	7.4%
Other		389	0.1%
Income tax provision and effective income tax rate	$	197,377	32.7%

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties, is as follows:

Balance at January 1, 2022	$	78,770
Gross increases on unrecognized tax benefits in current period		20,175
Gross increases on unrecognized tax benefits in prior period		15,097
Gross decreases on unrecognized tax benefits in prior period		(5,547)
Balance at December 31, 2022	$	108,495

As of December 31, 2022, the Company had $91.9 million of unrecognized tax benefits, net of federal benefit which, if recognized in the future, would affect the effective income tax rate.

Reductions to unrecognized tax benefits from the lapse of the applicable statutes of limitations and potential audit settlements during the next twelve months are estimated to be approximately $34.4 million.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $19.9 million for the period ended December 31, 2022. Accrued interest and penalties were $40.8 million as of December 31, 2022. The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro rata basis.

Cboe Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

The Company's open tax years are generally 2019 through 2022. The Company is under income tax examination for federal tax purposes and certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Parent petitioned the U.S. Tax Court for a redetermination of IRS notices of deficiency for the Parent and certain of its subsidiaries (including the Company) for tax years 2011 through 2015 related to its Section 199 claims. These petitions resulted in the establishment of three cases before the U.S. Tax Court. The case applicable to the Company is outlined below in the following paragraph.

Case (8823-18) involves the Company related to tax years 2011 through 2013. The Petition was filed on May 7, 2018, and the Answer was filed on July 13, 2018. The case was originally scheduled for trial starting on March 25, 2019. On January 31, 2019, the U.S. Tax Court granted a motion for a continuation of the trial. An Amended Petition was filed on February 12, 2019, and the Answer to the Amended Petition was filed on April 12, 2019. A protective order was entered on November 6, 2020. On August 16, 2021, the U.S. Tax Court denied a motion to stay proceedings. On August 26, 2022, the IRS filed a motion for partial summary judgment. On February 2, 2023, the U.S. Tax Court issued an order denying the IRS's motion for partial summary judgement. Discovery is ongoing in this case. A trial date has not been established for this case.

The Parent filed a complaint on October 8, 2018 (18-1548T) with the Court of Federal Claims for a refund of the Company's Section 199 claims related to tax years 2008 through 2010. An Amended Complaint was filed on October 26, 2018, and the Answer was filed on March 15, 2019. On May 2, 2019, the parties filed a joint motion to stay the case pending a decision in the second case (8823-18) before the U.S. Tax Court. The Court of Federal Claims granted the joint motion to stay the case on May 2, 2019. The stay remains in effect and joint status reports are filed every six months. The last status report was filed on March 22, 2023, and the next status report is due on September 22, 2023.

As a result of the Section 199 Opinion, the Company's Section 199 positions no longer meet the recognition threshold provided by ASC 740-10. Accordingly, in the first quarter of 2022, the Company increased its provision for income taxes in order to fully reserve for the expected aggregate amount of additional liabilities that the Company currently expects would result from these cases if they were all decided against the Company.

(9) Commitments and Contingencies

Legal Proceedings

As of December 31, 2022, the Company was subject to the various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

Cboe Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

As of December 31, 2022, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

Contractual Obligations

The Company has contractual obligations related to licensing agreements with various licensors, some of which included fixed fees and/or variable fees calculated using agreed upon contracted rates and reported cleared volumes. Certain licensing agreements contain annual minimum fee requirements that total between $15.0 and $16.0 million each year for the next five years.

See also Note 4 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 8 ("Income Taxes").

(10) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2022 through June 16, 2023, the date the financial statements were available to be issued. There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2022.

Cboe C2 Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2022

(With Independent Auditors' Report Thereon)

Cboe C2 Exchange, Inc.

Table of Contents

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements that involve a number of risks and uncertainties. You can identify these statements by forward-looking words such as "may," "might," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," and the negative of these terms and other comparable terminology. All statements that reflect our expectations, assumptions or projections about the future other than statements of historical fact are forward-looking statements. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by the forward-looking statements.

We operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Some factors that could cause actual results to differ include: the loss of our right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations; price competition and consolidation in our industry; decreases in trading or clearing volumes, market data fees or a shift in the mix of products traded on our exchanges; legislative or regulatory changes or changes in tax regimes; our ability to protect our systems and communication networks from security vulnerabilities and breaches; our ability to attract and retain skilled management and other personnel, including compensation inflation; increasing competition by foreign and domestic entities; our dependence on and exposure to risk from third parties; global expansion of operations; factors that impact the quality and integrity of our indices; our ability to manage our growth and strategic acquisitions or alliances effectively; our ability to operate our business without violating the intellectual property rights of others and the costs associated with protecting our intellectual property rights; our ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of our systems; misconduct by those who use our markets or our products; damage to our reputation; the ability of our compliance and risk management methods to effectively monitor and manage our risks; our ability to maintain an investment grade credit rating; long-lived assets, the accuracy of our estimates and expectations; litigation risks and other liabilities.

We do not undertake, and we expressly disclaim, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe C2 Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe C2 Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2022, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.



- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 16, 2023

Cboe C2 Exchange, Inc.
Statement of Financial Condition
December 31, 2022
(in thousands, except share and per share amounts)

Assets

Current assets:

Accounts receivable	$	15,868
Receivables from affiliates		29,776
Other assets		2,625
Total current assets		48,269
Deferred income taxes, net		2,743
Notes receivable, net		11,473
Total assets	$	62,485

Liabilities and Stockholder's Equity

Current liabilities:

Accounts payable and accrued liabilities	$	9,641
Section 31 fees payable		2,608
Payables to affiliates		661
Deferred revenue		1,282
Total current liabilities		14,192
Unrecognized tax benefits		5,094
Stockholder's equity:		
Common stock, $0.01 par value: 1,000 shares authorized and outstanding		—
Additional paid-in capital		48,684
Accumulated deficit		(5,485)
Total stockholder's equity		43,199
Total liabilities and stockholder's equity	$	62,485

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.
Statement of Income
Year ended December 31, 2022
(in thousands)

Revenues:		
Transaction fees	$	196,070
Access and capacity fees		28,248
Market data fees		5,380
Regulatory fees		8,111
Total revenues		237,809
Cost of revenues:		
Liquidity payments		143,317
Routing and clearing		7,348
Section 31 fees		4,982
Royalty fees		1,318
Total cost of revenues		156,965
Revenues less cost of revenues		80,844
Operating expenses:		
Compensation and benefits		14,828
Management fee		2,906
Technology support services		2,434
Professional fees and outside services		6,485
Travel and promotional expenses		1,292
Facilities costs		1,749
Total operating expenses		29,694
Operating income		51,150
Non-operating income:		
Interest income		10
Income before income tax provision		51,160
Income tax provision		15,125
Net income	$	36,035

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2022
(in thousands)

	Common stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Total stockholder's equity
Balance at January 1, 2022	$ —	$ 48,684	$ 8,480	$ 57,164
Distribution to Parent	—	—	(50,000)	(50,000)
Net income	—	—	36,035	36,035
Balance at December 31, 2022	$ —	$ 48,684	$ (5,485)	$ 43,199

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2022
(in thousands)

Cash flows from operating activities:		
Net income	$	36,035
Adjustments to reconcile net income to net cash from operating activities:		
Deferred income tax benefit		(181)
Changes in assets and liabilities:		
Accounts receivable		(2,255)
Receivables from affiliates		16,994
Other assets		(2,138)
Notes receivable		(4,304)
Accounts payable and accrued liabilities		1,812
Section 31 fees payable		2,123
Payables to affiliates		465
Deferred revenue		(369)
Unrecognized tax benefits		1,818
Net cash from operating activities		50,000
Cash flows used in financing activities:		
Distribution to Parent		(50,000)
Net cash used in financing activities		(50,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	10,926

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

(1) Nature of Operations

Cboe C2 Exchange, Inc. ("the Company" or "C2"), a wholly-owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is a market for the trading of exclusive options on various market indices ("index options"), as well as on non-exclusive "multi-listed" options, such as options on the stocks of individual corporations ("equity options") and options on other exchange-traded products ("ETP options"), such as exchange-traded funds ("ETF options"), exchange-traded notes ("ETN options"), and certain other index options. The Company also provides market data products to its member firms. The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company, as disclosed. See Note 4 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote.

Cboe C2 Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"). Management believes that it transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore, concentrations of credit risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Cboe C2 Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from OPRA and fees charged to customers for proprietary market data. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. The performance obligations for both types of market data are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes paid to Consolidated Audit Trail, LLC to fund the implementation and operation of the consolidated audit trail ("CAT"). CAT involves the creation of an audit trail that is required by SEA Rule 613, and it strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. Consolidated Audit Trail, LLC is a national market system plan that was created by self-regulatory organizations that include the Company, the other U.S. national securities exchanges, and FINRA (who collectively are referred to as the "Plan Participants") to implement and operate the CAT.

The funding of the CAT's implementation and operations is ultimately expected to be provided by Plan Participants and by broker-dealers (who are referred to as "Industry Members"). However, until a funding model is established, the funding to date has solely been provided by the Plan Participants

Cboe C2 Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

in exchange for promissory notes. Until the SEC approves a funding model that shares the cost of the CAT between the Plan Participants and Industry Members, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. A portion of the promissory notes is expected to be repaid to the Plan Participants by Consolidated Audit Trail, LLC once proposed plan amendments and related fee filings associated with a funding model are effective and associated Industry Members fees are collected by the Consolidated Audit Trail, LLC pursuant to the CAT funding model. In addition to assessing these CAT fees to Industry Members to cover a portion of the CAT historical costs funded to date by the Plan Participants' promissory notes, the proposed CAT funding model also provides a framework for ongoing costs to be funded by Consolidated Audit Trail, LLC assessing CAT fees to both Plan Participants and Industry Members. Once these ongoing CAT fees become effective through fee filings submitted by the Plan Participants, it is anticipated there will no longer be any promissory notes provided by the Plan Participants to Consolidated Audit Trail, LLC.

Until the fees for historical CAT costs that are associated with the promissory notes are collected from Industry Members and remitted by Consolidated Audit Trail, LLC to the Plan Participants, the Plan Participants may continue to incur additional significant costs, including additional promissory notes to fund CAT. The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on various potential outcomes under the proposed funding models pending with the SEC. As of December 31, 2022, the notes receivable, net balance was $11.5 million.

The following represents the changes in allowance for credit losses for the year ended December 31, 2022.

	Balance at December 31, 2021	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2022
Allowance for notes receivable credit losses	$ 3,804	$ —	$ —	$ —	$ 3,804

(4) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries of the Parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

Cboe C2 Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2022:

Compensation and benefits	$	14,828
Management fee		2,906
Technology support services		2,392
Professional fees and outside services		1,800
Travel and promotional expenses		1,292
Facilities costs		1,643
	$	24,861

(5) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2022:

Accounts payable	$	8,755
Accrued liabilities		886
	$	9,641

(6) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2022:

	Balance at December 31, 2021		Cash Additions		Revenue Recognition		Balance at December 31, 2022
Options Regulatory Fee [1]	$ 1,651	$	—	$	(369)	$	1,282
Total deferred revenue	$ 1,651	$	—	$	(369)	$	1,282

(1) The Company assesses an ORF to each Trading Permit Holder for all options transactions executed or cleared by the Trading Permit Holder that are cleared by OCC, regardless of the exchange on which the transaction occurs. The fee is collected indirectly from Trading Permit Holders through their clearing firms by OCC on behalf of the Company. Under the Company's rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes. The amount in deferred revenue represents the fees collected that are in excess of regulatory expenses.

Cboe C2 Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

(7) Income Taxes

Net deferred tax assets and liabilities consist of the following as of December 31, 2022:

Deferred tax assets:		
Unrecognized tax benefits	$	1,121
Allowance for credit losses		985
Property, plant and equipment, net		648
Investments		16
Subtotal		2,770
Valuation allowance		(16)
Total deferred tax assets	$	2,754
Deferred tax liabilities:		
Accrued compensation		(11)
Total deferred tax liabilities		(11)
Net deferred tax assets	$	2,743

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $16 thousand was recorded against gross deferred tax assets for certain investments as of December 31, 2022.

The income tax provision for the year ended December 31, 2022 consists of the following:

Current tax expense:		
Federal	$	9,928
State		5,378
Total current tax expense		15,306
Deferred income tax (benefit) expense:		
Federal		(245)
State		64
Total deferred income tax benefit		(181)
Income tax provision	$	15,125

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2022 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	10,743	21.0%
Increase in income tax resulting from:			
State income taxes		2,641	5.2%
Change in unrecognized tax benefit		1,709	3.3%
Other		32	0.1%
Income tax provision and effective income tax rate	$	15,125	29.6%

Cboe C2 Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties, is as follows:

Balance at January 1, 2022	$	3,005
Gross increases on unrecognized tax benefits in current period		1,621
Gross increases on unrecognized tax benefits in prior period		223
Gross decreases on unrecognized tax benefits in prior period		(30)
Balance at December 31, 2022	$	4,819

As of December 31, 2022, the Company had $3.8 million of unrecognized tax benefits, net of federal benefit that, if recognized in the future, would affect the effective income tax rate.

Reductions to unrecognized tax benefits from the lapse of the applicable statutes of limitations and potential audit settlements during the next twelve months are estimated to be approximately $0.2 million.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $0.3 million for the period ended December 31, 2022. Accrued interest and penalties were $0.6 million as of December 31, 2022. The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro rata basis

The Company's open tax years are generally 2019 through 2022. The Company is under income tax examination for federal tax purposes and certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Parent petitioned the U.S. Tax Court for a redetermination of IRS notices of deficiency for the Parent and certain of its subsidiaries (including the Company) for tax years 2011 through 2015 related to its Section 199 claims. These petitions resulted in the establishment of three cases before the U.S. Tax Court. The case applicable to the Company is outlined below in the following paragraph.

Case (8823-18) involves the Company related to tax years 2011 through 2013. The Petition was filed on May 7, 2018, and the Answer was filed on July 13, 2018. The case was originally scheduled for trial starting on March 25, 2019. On January 31, 2019, the U.S. Tax Court granted a motion for a continuation of the trial. An Amended Petition was filed on February 12, 2019, and the Answer to the Amended Petition was filed on April 12, 2019. A protective order was entered on November 6, 2020. On August 16, 2021, the U.S. Tax Court denied a motion to stay proceedings. On August 26, 2022, the IRS filed a motion for partial summary judgment. On February 2, 2023, the U.S. Tax Court issued an order denying the IRS's motion for partial summary judgement. Discovery is ongoing in this case. A trial date has not been established for this case.

The Parent filed a complaint on October 8, 2018 (18-1548T) with the Court of Federal Claims for a refund of the Company's Section 199 claims related to tax years 2008 through 2010. An Amended Complaint was filed on October 26, 2018, and the Answer was filed on March 15, 2019. On May 2, 2019, the parties filed a joint motion to stay the case pending a decision in the second case (8823-18) before the U.S. Tax Court. The Court of Federal Claims granted the joint motion to stay the case on May 2, 2019. The stay remains in effect and joint status reports are filed every six months. The

Cboe C2 Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

last status report was filed on March 22, 2023, and the next status report is due on September 22, 2023.

As a result of the Section 199 Opinion, the Company's Section 199 positions no longer meet the recognition threshold provided by ASC 740-10. Accordingly, in the first quarter of 2022, the Company increased its provision for income taxes in order to fully reserve for the expected aggregate amount of additional liabilities that the Company currently expects would result from these cases if they were all decided against the Company.

(8) Commitments and Contingencies

Legal Proceedings

As of December 31, 2022, the Company was subject to the various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2022, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

Other

As a SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 7 ("Income Taxes").

Cboe C2 Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

(9) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2022 through June 16, 2023, the date the financial statements were available to be issued. There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2022.

Cboe BYX Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2022

(With Independent Auditors' Report Thereon)

Cboe BYX Exchange, Inc.

Table of Contents

Cautionary Statements Regarding Forward-looking Information

This document contains forward-looking statements that involve a number of risks and uncertainties. You can identify these statements by forward-looking words such as "may," "might," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," and the negative of these terms and other comparable terminology. All statements that reflect our expectations, assumptions or projections about the future other than statements of historical fact are forward-looking statements. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by the forward-looking statements.

We operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Some factors that could cause actual results to differ include: the loss of our right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations; price competition and consolidation in our industry; decreases in trading or clearing volumes, market data fees or a shift in the mix of products traded on our exchanges; legislative or regulatory changes or changes in tax regimes; our ability to protect our systems and communication networks from security vulnerabilities and breaches; our ability to attract and retain skilled management and other personnel, including compensation inflation; increasing competition by foreign and domestic entities; our dependence on and exposure to risk from third parties; global expansion of operations; factors that impact the quality and integrity of our indices; our ability to manage our growth and strategic acquisitions or alliances effectively; our ability to operate our business without violating the intellectual property rights of others and the costs associated with protecting our intellectual property rights; our ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of our systems; misconduct by those who use our markets or our products; damage to our reputation; the ability of our compliance and risk management methods to effectively monitor and manage our risks; our ability to maintain an investment grade credit rating; long-lived assets, the accuracy of our estimates and expectations; litigation risks and other liabilities.

We do not undertake, and we expressly disclaim, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe BYX Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe BYX Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2022, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.



- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 16, 2023

Cboe BYX Exchange, Inc.
Statement of Financial Condition
December 31, 2022
(In thousands)

Assets

Current assets:		
Accounts receivable	$	9,363
Receivables from affiliates		9,225
Total current assets		18,588
Deferred income taxes		3,497
Notes receivable, net		13,259
Total assets	$	35,344

Liabilities and Stockholder's Equity

Current liabilities:		
Accounts payable and accrued liabilities	$	5,679
Section 31 fees payable		9,215
Payables to affiliates		446
Other current liabilities		273
Total current liabilities		15,613
Unrecognized tax benefits		10,843
Stockholder's equity:		
Retained earnings		8,888
Total stockholder's equity		8,888
Total liabilities and stockholder's equity	$	35,344

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.
Statement of Income
Year ended December 31, 2022
(In thousands)

Revenues:		
Transaction fees	$	74,936
Access and capacity fees		23,574
Market data fees		11,402
Regulatory fees		23,886
Total revenues		133,798
Cost of revenues:		
Liquidity payments		46,672
Routing and clearing		7,492
Section 31 fees		23,587
Total cost of revenues		77,751
Revenues less cost of revenues		56,047
Operating expenses:		
Compensation and benefits		7,636
Management fee		1,458
Technology support services		2,336
Professional fees and outside services		4,471
Travel and promotional expenses		336
Facilities costs		277
Other expenses		2
Total operating expenses		16,516
Income before income tax provision		39,531
Income tax provision		12,347
Net income	$	27,184

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2022
(In thousands)

	Retained earnings		Total stockholder's equity	
Balance at January 1, 2022	$	5,704	$	5,704
Distribution to Parent		(24,000)		(24,000)
Net income		27,184		27,184
Balance at December 31, 2022	$	8,888	$	8,888

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2022
(In thousands)

Cash flows from operating activities:		
Net income	$	27,184
Adjustments to reconcile net income to net cash from operating activities:		
Deferred income tax benefit		(544)
Changes in assets and liabilities:		
Accounts receivable		(1,222)
Receivables from affiliates		(7,464)
Notes receivable		(5,099)
Accounts payable and accrued liabilities		3,583
Section 31 fees payable		6,194
Payables to affiliates		50
Other current liabilities		(2)
Unrecognized tax benefits		1,320
Net cash from operating activities		24,000
Cash flows used in financing activities:		
Distribution to Parent		(24,000)
Net cash used in financing activities		(24,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	11,494

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

(1) Nature of Operations

Cboe BYX Exchange, Inc. ("the Company" or "BYX") a wholly-owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is an electronic market for the trading of listed cash equity securities in the United States ("U.S."). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation ("DTCC") and market data fees associated with the U.S. tape plans. Accounts receivable are primarily collected through the DTCC, and are with large, highly-rated

Cboe BYX Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses.* Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Cboe BYX Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes paid to Consolidated Audit Trail, LLC to fund the implementation and operation of the consolidated audit trail ("CAT"). CAT involves the creation of an audit trail that is required by SEA Rule 613, and it strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. Consolidated Audit Trail, LLC is a national market system plan that was created by self-regulatory organizations that include the Company, the other U.S. national securities exchanges, and FINRA (who collectively are referred to as the "Plan Participants") to implement and operate the CAT.

The funding of the CAT's implementation and operations is ultimately expected to be provided by Plan Participants and by broker-dealers (who are referred to as "Industry Members"). However, until a funding model is established, the funding to date has solely been provided by the Plan Participants in exchange for promissory notes. Until the SEC approves a funding model that shares the cost of the CAT between the Plan Participants and Industry Members, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. A portion of the promissory notes is expected to be repaid to the Plan Participants by Consolidated Audit Trail, LLC once proposed plan amendments and related fee filings associated with a funding model are effective and associated Industry Members fees are collected by the Consolidated Audit Trail, LLC pursuant to the CAT funding model. In addition to assessing these CAT fees to Industry Members to cover a portion of the CAT historical costs funded to date by the Plan Participants' promissory notes,

Cboe BYX Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

the proposed CAT funding model also provides a framework for ongoing costs to be funded by Consolidated Audit Trail, LLC assessing CAT fees to both Plan Participants and Industry Members. Once these ongoing CAT fees become effective through fee filings submitted by the Plan Participants, it is anticipated there will no longer be any promissory notes provided by the Plan Participants to Consolidated Audit Trail, LLC.

Until the fees for historical CAT costs that are associated with the promissory notes are collected from Industry Members and remitted by Consolidated Audit Trail, LLC to the Plan Participants, the Plan Participants may continue to incur additional significant costs, including additional promissory notes to fund CAT. The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on various potential outcomes under the proposed funding models pending with the SEC. As of December 31, 2022, the notes receivable, net balance was $13.3 million.

The following represents the changes in allowance for credit losses for the year ended December 31, 2022:

	Balance at December 31, 2021	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2022
Allowance for notes receivable credit losses	$ 4,036	$ —	$ —	$ —	$ 4,036

(4) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2022:

Accounts payable	$	4,506
Accrued liabilities		1,173
	$	5,679

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries to the parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

Cboe BYX Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2022:

Compensation and benefits	$	7,636
Management fee		1,458
Technology support services		1,961
Professional fees and outside services		1,103
Travel and promotional expenses		336
Facilities costs		277
	$	12,771

(6) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2022:

Deferred tax assets:		
Unrecognized tax benefits	$	2,471
Allowance for credit losses		1,001
Property, plant and equipment, net		25
Total deferred tax assets	$	3,497

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The income tax provision for the year ended December 31, 2022 consists of the following:

Current tax expense:		
Federal	$	8,340
State		4,551
Total current tax expense		12,891
Deferred income tax benefit:		
Federal		(517)
State		(27)
Total deferred income tax benefit		(544)
Income tax provision	$	12,347

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2022 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	8,301	21.0 %
Increase in income tax resulting from:			
State income taxes		1,561	3.9 %
Change in unrecognized tax benefits		2,473	6.3 %
Other		12	— %
Income tax provision	$	12,347	31.2 %

Cboe BYX Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at January 1, 2021	$	7,749
Gross increases on tax positions in current period		1,336
Gross increases on tax positions in prior period		774
Gross decreases on tax positions in prior period		(8)
Settlement with taxing authorities		(490)
Balance at December 31, 2021	$	9,361

As of December 31, 2022, the Company had $7.5 million of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective income tax rate. Reductions to unrecognized tax benefits from the lapse of the applicable statutes of limitations and potential audit settlements during the next twelve months are estimated to be approximately $0.8 million.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $0.7 million for the period ended December 31, 2022. Accrued interest and penalties were $2.7 million as of December 31, 2022. The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis.

The Company's open tax years are generally 2019 through 2022. The Company is under examination for federal purposes and in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. The Parent petitioned the U.S. Tax Court for a redetermination of IRS notices of Parent and certain of its subsidiaries (including the Company) for tax years 2011 through 2015 related to its Section 199 claims. These petitions resulted in the establishment of three cases before the U.S. Tax Court. The cases applicable to the Company are outlined below in the following paragraphs.

Case (1068-17) involves the Company related to tax years 2011 through 2013. The Petition was filed on January 13, 2017, and the Answer was filed on March 17, 2017. A protective order was entered on December 16, 2019. A bench trial was held remotely from May 24, 2021, to June 1, 2021. On March 31, 2022, the U.S. Tax Court issued its decision rejecting the Company's basis for its Petition (the "Opinion"). On May 26, 2022, the U.S. Tax Court entered its decision, which gave effect to the Opinion. On August 12, 2022, the Company filed a notice of appeal with the U.S. Court of Appeals for the 10th Circuit, and briefing concluded in February 2023. Oral Argument occurred on May 18, 2023. The Company is waiting to receive a decision from the 10th Circuit.

Case (23650-18) involves the Company related to tax years 2014 and 2015. The Petition was filed on November 29, 2018, and the Answer was filed on February 4, 2019. A trial judge was assigned on April 24, 2019. An Amended Petition was filed on January 14, 2022, and the Answer to the Amended Petition was filed on February 23, 2022. Discovery is ongoing and joint status reports are filed every six months. The last status report was filed on May 30, 2023, and the next status report is due on November 28, 2023. A trial date has not been established for this case.

As a result of the Section 199 Opinion, the Company's Section 199 positions no longer meet the threshold provided by ASC 740-10. Accordingly, in the first quarter of 2022, the Company increased its provision for income taxes in order to fully reserve for the aggregate amount of additional liabilities that the Company currently expects would result from these cases if they were all decided against the Company.

Cboe BYX Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

(7) Commitments and Contingencies

Legal Proceedings

As of December 31, 2022, the Company was subject to various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2022, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Division of Examinations and the CFTC's Division of Market Oversight as well as the SEC Division of Enforcement and CFTC Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws and Commodity Exchange Act as well as members' compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 6 ("Income Taxes").

(8) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2022 through June 16, 2023, which is the date the financial statements were available to be issued. There have been no subsequent events that have occurred during such period that would require disclosure in the financial statements, or would be required to be recognized in the financial statements as of and for the year ended December 31, 2022.

Cboe EDGA Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2022

(With Independent Auditors' Report Thereon)

Cboe EDGA Exchange, Inc.

Table of Contents

Cautionary Statements Regarding Forward-looking Information

This document contains forward-looking statements that involve a number of risks and uncertainties. You can identify these statements by forward-looking words such as "may," "might," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," and the negative of these terms and other comparable terminology. All statements that reflect our expectations, assumptions or projections about the future other than statements of historical fact are forward-looking statements. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by the forward-looking statements.

We operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Some factors that could cause actual results to differ include: the loss of our right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations; price competition and consolidation in our industry; decreases in trading or clearing volumes, market data fees or a shift in the mix of products traded on our exchanges; legislative or regulatory changes or changes in tax regimes; our ability to protect our systems and communication networks from security vulnerabilities and breaches; our ability to attract and retain skilled management and other personnel, including compensation inflation; increasing competition by foreign and domestic entities; our dependence on and exposure to risk from third parties; global expansion of operations; factors that impact the quality and integrity of our indices; our ability to manage our growth and strategic acquisitions or alliances effectively; our ability to operate our business without violating the intellectual property rights of others and the costs associated with protecting our intellectual property rights; our ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of our systems; misconduct by those who use our markets or our products; damage to our reputation; the ability of our compliance and risk management methods to effectively monitor and manage our risks; our ability to maintain an investment grade credit rating; long-lived assets, the accuracy of our estimates and expectations; litigation risks and other liabilities.

We do not undertake, and we expressly disclaim, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe EDGA Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe EDGA Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2022, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.



- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 16, 2023

Cboe EDGA Exchange, Inc.
Statement of Financial Condition
December 31, 2022
(In thousands)

Assets

Current assets:		
Accounts receivable	$	12,033
Receivables from affiliates		5,058
Total current assets		17,091
Deferred income taxes		3,429
Notes receivable, net		13,259
Total assets	$	33,779

Liabilities and Stockholder's Equity

Current liabilities:		
Accounts payable	$	4,654
Section 31 fees payable		12,140
Payables to affiliates		733
Other current liabilities		250
Total current liabilities		17,777
Unrecognized tax benefits		10,640
Stockholder's equity:		
Retained earnings		5,362
Total stockholder's equity		5,362
Total liabilities and stockholder's equity	$	33,779

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.
Statement of Income
Year ended December 31, 2022
(In thousands)

Revenues:		
Transaction fees	$	102,792
Access and capacity fees		23,241
Market data fees		15,275
Regulatory fees		29,702
Total revenues		171,010
Cost of revenues:		
Liquidity payments		86,595
Routing and clearing		10,846
Section 31 fees		29,304
Total cost of revenues		126,745
Revenues less cost of revenues		44,265
Operating expenses:		
Compensation and benefits		8,626
Management fee		1,661
Technology support services		2,496
Professional fees and outside services		4,722
Travel and promotional expenses		385
Facilities costs		311
Other expenses		2
Total operating expenses		18,203
Income before income tax provision		26,062
Income tax provision		8,378
Net income	$	17,684

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2022
(In thousands)

	Retained earnings		Total stockholder's equity	
Balance at January 1, 2022	$	12,678	$	12,678
Distribution to Parent		(25,000)		(25,000)
Net income		17,684		17,684
Balance at December 31, 2022	$	5,362	$	5,362

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2022
(In thousands)

Cash flows from operating activities:		
Net income	$	17,684
Adjustments to reconcile net income to net cash from operating activities:		
Deferred income tax benefit		(464)
Changes in assets and liabilities		
Accounts receivable		(432)
Receivables from affiliates		4,230
Notes receivable		(5,099)
Accounts payable		12
Section 31 fees payable		8,342
Payables to affiliates		(439)
Other current liabilities		(7)
Unrecognized tax benefits		1,173
Net cash from operating activities		25,000
Cash flows used in financing activities:		
Distribution to Parent		(25,000)
Net cash used in financing activities		(25,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	9,369

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

(1) Nature of Operations

Cboe EDGA Exchange, Inc. ("the Company" or "EDGA") a wholly-owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is an electronic market for the trading of listed cash equity securities in the United States ("U.S."). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York. In a letter dated June 16, 2023, the Parent stated that to the extent necessary to permit the Company to meet its ongoing operating requirements, the Parent will not require repayment of certain balances or other loans/advances that the Parent or its affiliates may provide to the Company subsequent to December 31, 2022, until subsequent to June 30, 2024.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 4 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote.

Cboe EDGA Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation ("DTCC") and market data fees associated with the U.S. tape plans. Accounts receivable are primarily collected through the DTCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Cboe EDGA Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes paid to Consolidated Audit Trail, LLC to fund the implementation and operation of the consolidated audit trail ("CAT"). CAT involves the creation of an audit trail that is required by SEA Rule 613, and it strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. Consolidated Audit Trail, LLC is a national market system plan that was created by self-regulatory organizations that include the Company, the other U.S. national securities exchanges, and FINRA (who collectively are referred to as the "Plan Participants") to implement and operate the CAT.

The funding of the CAT's implementation and operations is ultimately expected to be provided by Plan Participants and by broker-dealers (who are referred to as "Industry Members"). However, until a funding model is established, the funding to date has solely been provided by the Plan Participants in exchange for promissory notes. Until the SEC approves a funding model that shares the cost of the CAT between the Plan Participants and Industry Members, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the

Cboe EDGA Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

promissory notes related to the funding of the implementation and operation of the CAT. A portion of the promissory notes is expected to be repaid to the Plan Participants by Consolidated Audit Trail, LLC once proposed plan amendments and related fee filings associated with a funding model are effective and associated Industry Members fees are collected by the Consolidated Audit Trail, LLC pursuant to the CAT funding model. In addition to assessing these CAT fees to Industry Members to cover a portion of the CAT historical costs funded to date by the Plan Participants' promissory notes, the proposed CAT funding model also provides a framework for ongoing costs to be funded by Consolidated Audit Trail, LLC assessing CAT fees to both Plan Participants and Industry Members. Once these ongoing CAT fees become effective through fee filings submitted by the Plan Participants, it is anticipated there will no longer be any promissory notes provided by the Plan Participants to Consolidated Audit Trail, LLC.

Until the fees for historical CAT costs that are associated with the promissory notes are collected from Industry Members and remitted by Consolidated Audit Trail, LLC to the Plan Participants, the Plan Participants may continue to incur additional significant costs, including additional promissory notes to fund CAT. The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on various potential outcomes under the proposed funding models pending with the SEC. As of December 31, 2022, the notes receivable, net balance was $13.3 million.

The following represents the changes in allowance for credit losses for the year ended December 31, 2022:

	Balance at December 31, 2021	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2022
Allowance for notes receivable credit losses	$ 4,036	$ —	$ —	$ —	$ 4,036

(4) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries to the parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2022:

Compensation and benefits	$ 8,626
Management fee	1,661
Technology support services	2,106
Professional fees and outside services	1,190
Travel and promotional expenses	385
Facilities costs	311
	$ 14,279

Cboe EDGA Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

(5) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2022:

Deferred tax assets:		
Unrecognized tax benefits	$	2,430
Allowance for credit losses		999
Total deferred tax assets	$	3,429

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The income tax provision for the year ended December 31, 2022 consists of the following:

Current tax expense:		
Federal	$	5,476
State		3,366
Total current tax expense		8,842
Deferred income tax benefit:		
Federal		(436)
State		(28)
Total deferred tax liabilities		(464)
Income tax provision	$	8,378

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2022 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	5,473	21.0 %
Increase (decrease) in income tax resulting from:			
State income taxes		1,011	3.9 %
Foreign-derived intangible income		(71)	(0.3)%
Change in unrecognized tax benefits		1,919	7.4 %
Other		46	0.2 %
Income tax provision	$	8,378	32.2 %

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at January 1, 2022	$	7,582
Gross increases on unrecognized tax benefits in current period		839
Gross increases on unrecognized tax benefits in prior period		591
Gross decreases on unrecognized tax benefits in prior period		(4)
Balance at December 31, 2022	$	9,008

As of December 31, 2022, the Company had $7.3 million of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective income tax rate. Reductions to unrecognized tax

Cboe EDGA Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

benefits from the lapse of the applicable statutes of limitations and potential audit settlements during the next twelve months are estimated to be approximately $0.9 million.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $0.7 million for the period ended December 31, 2022. Accrued interest and penalties were $2.9 million as of December 31, 2022. The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis.

The Company's open tax years are generally 2019 through 2022. The Company is under examination for federal purposes and in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Parent petitioned the U.S. Tax Court for a redetermination of IRS notices of deficiency for the Parent and certain of its subsidiaries (including the Company) for tax years 2011 through 2015 related to its Section 199 claims. These petitions resulted in the establishment of three cases before the U.S. Tax Court. The case applicable to the Company is outlined below in the following paragraph.

Case (23650-18) involves the Company related to tax years 2014 and 2015. The Petition was filed on November 29, 2018, and the Answer was filed on February 4, 2019. A trial judge was assigned on April 24, 2019. An Amended Petition was filed on January 14, 2022, and the Answer to the Amended Petition was filed on February 23, 2022. Discovery is ongoing and joint status reports are filed every six months. The last status report was filed on May 30, 2023, and the next status report is due on November 28, 2023. A trial date has not been established for this case.

As a result of the Section 199 Opinion, the Company's Section 199 positions no longer meet the threshold provided by ASC 740-10. Accordingly, in the first quarter of 2022, the Company increased its provision for income taxes in order to fully reserve for the aggregate amount of additional liabilities that the Company currently expects would result from these cases if they were all decided against the Company.

(6) Commitments and Contingencies

Legal Proceedings

As of December 31, 2022, the Company was subject to various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2022, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims,

Cboe EDGA Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 5 ("Income Taxes").

(7) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2022 through June 16, 2023, which is the date the financial statements were available to be issued. There have been no subsequent events that have occurred during such period that would require disclosure in the financial statements, or would be required to be recognized in the financial statements as of and for the year ended December 31, 2022.

Cboe EDGX Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2022

(With Independent Auditors' Report Thereon)

Cboe EDGX Exchange, Inc.

Table of Contents

Cautionary Statements Regarding Forward-looking Information

This document contains forward-looking statements that involve a number of risks and uncertainties. You can identify these statements by forward-looking words such as "may," "might," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," and the negative of these terms and other comparable terminology. All statements that reflect our expectations, assumptions or projections about the future other than statements of historical fact are forward-looking statements. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by the forward-looking statements.

We operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Some factors that could cause actual results to differ include: the loss of our right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations; price competition and consolidation in our industry; decreases in trading or clearing volumes, market data fees or a shift in the mix of products traded on our exchanges; legislative or regulatory changes or changes in tax regimes; our ability to protect our systems and communication networks from security vulnerabilities and breaches; our ability to attract and retain skilled management and other personnel, including compensation inflation; increasing competition by foreign and domestic entities; our dependence on and exposure to risk from third parties; global expansion of operations; factors that impact the quality and integrity of our indices; our ability to manage our growth and strategic acquisitions or alliances effectively; our ability to operate our business without violating the intellectual property rights of others and the costs associated with protecting our intellectual property rights; our ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of our systems; misconduct by those who use our markets or our products; damage to our reputation; the ability of our compliance and risk management methods to effectively monitor and manage our risks; our ability to maintain an investment grade credit rating; long-lived assets, the accuracy of our estimates and expectations; litigation risks and other liabilities.

We do not undertake, and we expressly disclaim, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe EDGX Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe EDGX Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2022, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.



- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 16, 2023

Cboe EDGX Exchange, Inc.
Statement of Financial Condition
December 31, 2022
(In thousands)

Assets

Current assets:		
Accounts receivable	$	63,336
Receivables from affiliates		11,675
Other receivables		4,229
Total current assets		79,240
Deferred income taxes		4,375
Notes receivable, net		24,300
Total assets	$	107,915

Liabilities and Stockholder's Equity

Current liabilities:		
Accounts payable and accrued liabilities	$	36,876
Section 31 fees payable		50,117
Payables to affiliates		1,179
Other current liabilities		374
Total current liabilities		88,546
Unrecognized tax benefits		12,589
Stockholder's equity:		
Additional paid-in capital		24
Retained earnings		6,756
Total stockholder's equity		6,780
Total liabilities and stockholder's equity	$	107,915

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.
Statement of Income
Year ended December 31, 2022
(In thousands)

Revenues:		
Transaction fees	$	615,003
Access and capacity fees		35,235
Market data fees		51,682
Regulatory fees		118,737
Other revenue		186
Total revenues		820,843
Cost of revenues:		
Liquidity payments		555,781
Routing and clearing		13,174
Section 31 fees		115,956
Total cost of revenues		684,911
Revenues less cost of revenues		135,932
Operating expenses:		
Compensation and benefits		53,802
Management fee		10,372
Technology support services		13,084
Professional fees and outside services		14,414
Travel and promotional expenses		3,288
Facilities costs		3,517
Other expenses		2
Total operating expenses		98,479
Operating income		37,453
Non-operating income:		
Interest income		10
Income before income tax provision		37,463
Income tax provision		11,307
Net income	$	26,156

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2022
(In thousands)

	Additional paid-in capital		Retained earnings		Total stockholder's equity	
Balance at January 1, 2022	$	24	$	50,600	$	50,624
Distribution to Parent		—		(70,000)		(70,000)
Net income		—		26,156		26,156
Balance at December 31, 2022	$	24	$	6,756	$	6,780

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2022
(In thousands)

Cash flows from operating activities:		
Net income	$	26,156
Adjustments to reconcile net income to net cash from operating activities:		
Deferred income tax benefit		(551)
Changes in assets and liabilities:		
Accounts receivable		(4,117)
Receivables from affiliates		23,096
Other receivables		(3,444)
Notes Receivable		(8,931)
Accounts payable and accrued liabilities		688
Section 31 fees payable		35,054
Payables to affiliates		354
Other current liabilities		(373)
Unrecognized tax benefits		2,068
Net cash from operating activities		70,000
Cash flows used in financing activities:		
Distribution to Parent		(70,000)
Net cash used in financing activities		(70,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	6,816

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

(1) Nature of Operations

Cboe EDGX Exchange, Inc. ("the Company" or "EDGX") a wholly-owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is an electronic market for the trading of listed cash equity securities and listed equity options in the United States ("U.S."). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity and options trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York. In a letter dated June 16, 2023, the Parent stated that to the extent necessary to permit the Company to meet its ongoing operating requirements, the Parent will not require repayment of certain balances or other loans/advances that the Parent or its affiliates may provide to the Company subsequent to December 31, 2022, until subsequent to June 30, 2024.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote.

Cboe EDGX Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation ("DTCC") and The Options Clearing Corporation ("OCC"), the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"), and market data fees associated with the U.S. tape plans. Management believes that it transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through the DTCC as well as the OCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable or other receivables. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Cboe EDGX Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes paid to Consolidated Audit Trail, LLC to fund the implementation and operation of the consolidated audit trail ("CAT"). CAT involves the creation of an audit trail that is required by SEA Rule 613, and it strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. Consolidated Audit Trail, LLC is a national market system plan that was created by self-regulatory organizations that include the Company, the other U.S. national securities exchanges, and FINRA (who collectively are referred to as the "Plan Participants") to implement and operate the CAT.

Cboe EDGX Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

The funding of the CAT's implementation and operations is ultimately expected to be provided by Plan Participants and by broker-dealers (who are referred to as "Industry Members"). However, until a funding model is established, the funding to date has solely been provided by the Plan Participants in exchange for promissory notes. Until the SEC approves a funding model that shares the cost of the CAT between the Plan Participants and Industry Members, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. A portion of the promissory notes is expected to be repaid to the Plan Participants by Consolidated Audit Trail, LLC once proposed plan amendments and related fee filings associated with a funding model are effective and associated Industry Members fees are collected by the Consolidated Audit Trail, LLC pursuant to the CAT funding model. In addition to assessing these CAT fees to Industry Members to cover a portion of the CAT historical costs funded to date by the Plan Participants' promissory notes, the proposed CAT funding model also provides a framework for ongoing costs to be funded by Consolidated Audit Trail, LLC assessing CAT fees to both Plan Participants and Industry Members. Once these ongoing CAT fees become effective through fee filings submitted by the Plan Participants, it is anticipated there will no longer be any promissory notes provided by the Plan Participants to Consolidated Audit Trail, LLC.

Until the fees for historical CAT costs that are associated with the promissory notes are collected from Industry Members and remitted by Consolidated Audit Trail, LLC to the Plan Participants, the Plan Participants may continue to incur additional significant costs, including additional promissory notes to fund CAT. The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on various potential outcomes under the proposed funding models pending with the SEC. As of December 31, 2022, the notes receivable, net balance was $24.3 million.

The following represents the changes in allowance for credit losses for the year ended December 31, 2022:

	Balance at December 31, 2021	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2022
Allowance for notes receivable credit losses	$ 6,296	$ —	$ —	$ —	$ 6,296

(4) Accounts payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2022:

Accounts payable	$	28,860
Accrued liabilities		8,016
	$	36,876

Cboe EDGX Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries to the parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2022:

Compensation and benefits	$	53,802
Management fee		10,372
Technology support services		12,226
Professional fees and outside services		7,460
Travel and promotional expenses		3,288
Facilities costs		3,517
	$	90,665

(6) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2022:

Deferred tax assets:		
Unrecognized tax benefits	$	2,799
Allowance for credit losses		1,576
Investments		27
Subtotal		4,402
Valuation allowance		(27)
Total deferred tax assets	$	4,375

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $27 thousand was recorded against gross deferred tax assets for certain investments as of December 31, 2022.

The income tax provision for the year ended December 31, 2022 consists of the following:

Current tax expense:		
Federal	$	7,368
State		4,490
Total current tax expense		11,858
Deferred income tax benefit:		
Federal		(525)
State		(26)
Total deferred income tax benefit		(551)
Income tax provision	$	11,307

Cboe EDGX Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2022 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$ 7,867	21.0 %
Increase (decrease) in income tax resulting from:		
State income taxes	1,569	4.2 %
Foreign-derived intangible income	(149)	(0.4)%
Change in unrecognized tax benefits	2,090	5.6 %
Change in valuation allowance	(1)	— %
Other	(69)	(0.2)%
Income tax provision	$ 11,307	30.2 %

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at January 1, 2022	$ 8,668
Gross increases on unrecognized tax benefits in current period	1,206
Gross increases on unrecognized tax benefits in prior period	452
Gross decreases on unrecognized tax benefits in prior period	(3)
Balance at December 31, 2022	$ 10,323

As of December 31, 2022, the Company had $8.2 million of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective income tax rate. There are no reductions to unrecognized tax benefits anticipated in the next twelve months. Reductions to unrecognized tax benefits from the lapse of the applicable statutes of limitations and potential audit settlements during the next twelve months are estimated to be approximately $0.4 million.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $0.8 million for the period ended December 31, 2022. Accrued interest and penalties were $2.9 million as of December 31, 2022. The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis.

The Company's open tax years are generally 2019 through 2022. The Company is under examination for federal purposes and in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. The Parent petitioned the U.S. Tax Court for a redetermination of IRS notices of deficiency for the Parent and certain of its subsidiaries (including the Company) for tax years 2011 through 2015 related to its Section 199 claims. These petitions resulted in the establishment of three cases before the U.S. Tax Court. The case applicable to the Company is outlined below in the following paragraph.

Case (23650-18) involves the Company related to tax years 2014 and 2015. The Petition was filed on November 29, 2018, and the Answer was filed on February 4, 2019. A trial judge was assigned on April 24, 2019. An Amended Petition was filed on January 14, 2022, and the Answer to the Amended Petition was filed on February 23, 2022. Discovery is ongoing and joint status reports are filed every six months. The last status report was filed on May 30, 2023, and the next status report is due on November 28, 2023. A trial date has not been established for this case.

Cboe EDGX Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

As a result of the Section 199 Opinion, the Company's Section 199 positions no longer meet the threshold provided by ASC 740-10. Accordingly, in the first quarter of 2022, the Company increased its provision for income taxes in order to fully reserve for the aggregate amount of additional liabilities that the Company currently expects would result from these cases if they were all decided against the Company.

(7) Commitments and Contingencies

Legal Proceedings

As of December 31, 2022, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2022, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Division of Examinations and the CFTC's Division of Market Oversight as well as the SEC Division of Enforcement and CFTC Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws and Commodity Exchange Act as well as members' compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 6 ("Income Taxes").

Cboe EDGX Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

(8) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2022 through June 16, 2023, which is the date the financial statements were available to be issued. There have been no subsequent events that have occurred during such period that would require disclosure in the financial statements, or would be required to be recognized in the financial statements as of and for the year ended December 31, 2022.

<u>Exhibit I</u>

Exhibit Request:

　　For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

_____

Attached please find audited financial statements of Cboe BZX Exchange, Inc. for the latest fiscal year ending December 31, 2022. Cboe BZX Exchange, Inc. has no consolidated subsidiaries.

Cboe BZX Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2022

(With Independent Auditors' Report Thereon)

Cboe BZX Exchange, Inc.

Table of Contents

	Page
Independent Auditors' Report	
Financial Statements:	

Cautionary Statements Regarding Forward-looking Information

This document contains forward-looking statements that involve a number of risks and uncertainties. You can identify these statements by forward-looking words such as "may," "might," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," and the negative of these terms and other comparable terminology. All statements that reflect our expectations, assumptions or projections about the future other than statements of historical fact are forward-looking statements. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by the forward-looking statements.

We operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Some factors that could cause actual results to differ include: the loss of our right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations; price competition and consolidation in our industry; decreases in trading or clearing volumes, market data fees or a shift in the mix of products traded on our exchanges; legislative or regulatory changes or changes in tax regimes; our ability to protect our systems and communication networks from security vulnerabilities and breaches; our ability to attract and retain skilled management and other personnel, including compensation inflation; increasing competition by foreign and domestic entities; our dependence on and exposure to risk from third parties; global expansion of operations; factors that impact the quality and integrity of our indices; our ability to manage our growth and strategic acquisitions or alliances effectively; our ability to operate our business without violating the intellectual property rights of others and the costs associated with protecting our intellectual property rights; our ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of our systems; misconduct by those who use our markets or our products; damage to our reputation; the ability of our compliance and risk management methods to effectively monitor and manage our risks; our ability to maintain an investment grade credit rating; long-lived assets, the accuracy of our estimates and expectations; litigation risks and other liabilities.

We do not undertake, and we expressly disclaim, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe BZX Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe BZX Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2022, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.



- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 16, 2023

Cboe BZX Exchange, Inc.
Statement of Financial Condition
December 31, 2022
(In thousands)

Assets

Current assets:		
Accounts receivable	$	62,832
Receivables from affiliates		15,889
Interest receivable		1
Other receivables		5,418
Total current assets		84,140
Deferred income taxes		8,031
Notes receivable, net		25,599
Total assets	$	117,770

Liabilities and Stockholder's Equity

Current liabilities:		
Accounts payable and accrued liabilities	$	28,914
Section 31 fees payable		56,176
Payables to affiliates		2,719
Other current liabilities		333
Total current liabilities		88,142
Unrecognized tax benefits		25,401
Stockholder's equity:		
Retained earnings		4,227
Total stockholder's equity		4,227
Total liabilities and stockholder's equity	$	117,770

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.
Statement of Income
Year ended December 31, 2022
(In thousands)

Revenues:		
Transaction fees	$	870,997
Access and capacity fees		50,998
Market data fees		62,113
Regulatory fees		137,312
Other revenue		2,568
Total revenues		1,123,988
Cost of revenues:		
Liquidity payments		781,816
Routing and clearing		30,881
Section 31 fees		135,102
Royalty fees		185
Total cost of revenues		947,984
Revenues less cost of revenues		176,004
Operating expenses:		
Compensation and benefits		57,092
Management fee		10,916
Technology support services		13,423
Professional fees and outside services		15,203
Travel and promotional expenses		3,514
Facilities costs		4,121
Other expenses		2
Total operating expenses		104,271
Operating income		71,733
Non-operating income:		
Interest income		1
Income before income tax provision		71,734
Income tax provision		24,083
Net income	$	47,651

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2022
(In thousands)

	Retained earnings		Total stockholder's equity	
Balance at January 1, 2022	$	11,576	$	11,576
Distribution to Parent		(55,000)		(55,000)
Net income		47,651		47,651
Balance at December 31, 2022	$	4,227	$	4,227

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2022
(In thousands)

Cash flows from operating activities:		
Net income	$	47,651
Adjustments to reconcile net income to net cash from operating activities:		
Deferred income tax benefit		(1,059)
Changes in assets and liabilities:		
Accounts receivable		6,291
Receivables from affiliates		(15,889)
Interest receivable		(1)
Other receivables		(4,069)
Notes receivable		(9,402)
Accounts payable and accrued liabilities		(7,693)
Section 31 fees payable		40,566
Payables to affiliates		(1,697)
Other current liabilities		(202)
Unrecognized tax benefits		504
Net cash from operating activities		55,000
Cash flows used in financing activities:		
Distribution to Parent		(55,000)
Net cash used in financing activities		(55,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	22,179

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

(1) Nature of Operations

Cboe BZX Exchange, Inc. ("the Company" or "BZX") a wholly-owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is an electronic market for the trading of listed cash equity securities and listed equity options in the United States ("U.S."). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity and options trading, the Company also lists Exchange Traded Products (ETPs") and provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York. In a letter dated June 16, 2023, the Parent stated that to the extent necessary to permit the Company to meet its ongoing operating requirements, the Parent will not require repayment of certain balances or other loans/advances that the Parent or its affiliates may provide to the Company subsequent to December 31, 2022, until subsequent to June 30, 2024.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote.

Cboe BZX Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation ("DTCC") and The Options Clearing Corporation ("OCC"), the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"), and market data fees associated with the U.S. tape plans. Management believes that it transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through the DTCC as well as the OCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable or other receivables. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Cboe BZX Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes paid to Consolidated Audit Trail, LLC to fund the implementation and operation of the consolidated audit trail ("CAT"). CAT involves the creation of an audit trail that is required by SEA Rule 613, and it strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. Consolidated Audit Trail, LLC is a national market system plan that was created by self-regulatory organizations that include the Company, the other U.S. national securities exchanges, and FINRA (who collectively are referred to as the "Plan Participants") to implement and operate the CAT.

Cboe BZX Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

The funding of the CAT's implementation and operations is ultimately expected to be provided by Plan Participants and by broker-dealers (who are referred to as "Industry Members"). However, until a funding model is established, the funding to date has solely been provided by the Plan Participants in exchange for promissory notes. Until the SEC approves a funding model that shares the cost of the CAT between the Plan Participants and Industry Members, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. A portion of the promissory notes is expected to be repaid to the Plan Participants by Consolidated Audit Trail, LLC once proposed plan amendments and related fee filings associated with a funding model are effective and associated Industry Members fees are collected by the Consolidated Audit Trail, LLC pursuant to the CAT funding model. In addition to assessing these CAT fees to Industry Members to cover a portion of the CAT historical costs funded to date by the Plan Participants' promissory notes, the proposed CAT funding model also provides a framework for ongoing costs to be funded by Consolidated Audit Trail, LLC assessing CAT fees to both Plan Participants and Industry Members. Once these ongoing CAT fees become effective through fee filings submitted by the Plan Participants, it is anticipated there will no longer be any promissory notes provided by the Plan Participants to Consolidated Audit Trail, LLC.

Until the fees for historical CAT costs that are associated with the promissory notes are collected from Industry Members and remitted by Consolidated Audit Trail, LLC to the Plan Participants, the Plan Participants may continue to incur additional significant costs, including additional promissory notes to fund CAT. The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on various potential outcomes under the proposed funding models pending with the SEC. As of December 31, 2022, the notes receivable, net balance was $25.6 million.

The following represents the changes in allowance for credit losses for the year ended December 31, 2022.

	Balance at December 31, 2021	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2022
Allowance for notes receivable credit losses	$ 7,976	$ —	$ —	$ —	$ 7,976

(4) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2022:

Accounts payable	$	25,197
Accrued liabilities		3,717
	$	28,914

Cboe BZX Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries to the parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2022:

Compensation and benefits	$	57,092
Management fee		10,916
Technology support services		12,317
Professional fees and outside services		7,762
Travel and promotional expenses		3,514
Facilities costs		4,121
	$	95,722

(6) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2022:

Deferred tax assets:		
Unrecognized tax benefits	$	5,933
Allowance for credit losses		2,004
Property, equipment and technology, net		93
Other		61
Subtotal		8,091
Valuation allowance		(60)
Total deferred tax assets	$	8,031

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $60 thousand was recorded against gross deferred tax assets for certain investments as of December 31, 2022.

Cboe BZX Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

The income tax provision for the year ended December 31, 2022 consists of the following:

Current tax expense:		
Federal	$	15,702
State		9,440
Total current tax expense		25,142
Deferred income tax benefit:		
Federal		(1,045)
State		(14)
Total deferred income tax benefit		(1,059)
Income tax provision	$	24,083

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2022 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	15,064	21.0 %
(Decrease) increase in income tax resulting from:			
Foreign-derived intangible income		(369)	(0.5)%
State income taxes		3,085	4.3 %
Change in unrecognized tax benefits		6,291	8.8 %
Change in valuation allowance		(2)	- %
Other		14	- %
Income tax provision	$	24,083	33.6 %

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at January 1, 2022	$	19,850
Gross increases on unrecognized tax benefits in current period		2,225
Gross increases on unrecognized tax benefits in prior period		2,790
Gross decreases on unrecognized tax benefits in prior period		0
Settlement with taxing authorities		(2,954)
Balance at December 31, 2022	$	21,911

As of December 31, 2022, the Company had $17.8 million of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective income tax rate. Reductions to unrecognized tax benefits from the lapse of the applicable statutes of limitations and potential audit settlements during the next twelve months are estimated to be approximately $2.5 million.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $1.9 million for the period ended December 31, 2022. Accrued interest and penalties were $7.2 million as of December 31, 2022. The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis.

The Company's open tax years are generally 2019 through 2022. The Company is under examination for federal purposes and in certain states for various periods. The Company believes the aggregate

Cboe BZX Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. The Parent petitioned the U.S. Tax Court for a redetermination of IRS notices of Parent and certain of its subsidiaries (including the Company) for tax years 2011 through 2015 related to its Section 199 claims. These petitions resulted in the establishment of three cases before the U.S. Tax Court. The cases applicable to the Company are outlined below in the following paragraphs.

Case (1068-17) involves the Company related to tax years 2011 through 2013. The Petition was filed on January 13, 2017, and the Answer was filed on March 17, 2017. A protective order was entered on December 16, 2019. A bench trial was held remotely from May 24, 2021, to June 1, 2021. On March 31, 2022, the U.S. Tax Court issued its decision rejecting the Company's basis for its Petition (the "Opinion"). On May 26, 2022, the U.S. Tax Court entered its decision, which gave effect to the Opinion. On August 12, 2022, the Company filed a notice of appeal with the U.S. Court of Appeals for the 10th Circuit, and briefing concluded in February 2023. Oral Argument occurred on May 18, 2023. The Company is waiting to receive a decision from the 10th Circuit.

Case (23650-18) involves the Company related to tax years 2014 and 2015. The Petition was filed on November 29, 2018, and the Answer was filed on February 4, 2019. A trial judge was assigned on April 24, 2019. An Amended Petition was filed on January 14, 2022, and the Answer to the Amended Petition was filed on February 23, 2022. Discovery is ongoing and joint status reports are filed every six months. The last status report was filed on May 30, 2023, and the next status report is due on November 28, 2023. A trial date has not been established for this case.

As a result of the Section 199 Opinion, the Company's Section 199 positions no longer meet the threshold provided by ASC 740-10. Accordingly, in the first quarter of 2022, the Company increased its provision for income taxes in order to fully reserve for the aggregate amount of additional liabilities that the Company currently expects would result from these cases if they were all decided against the Company.

(7)   Commitments and Contingencies

Legal Proceedings

As of December 31, 2022, the Company was subject to various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2022, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a

Cboe BZX Exchange, Inc.
Notes to Financial Statements
As of and for the Year Ended
December 31, 2022
(in thousands, unless otherwise noted)

material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Division of Examinations and the CFTC's Division of Market Oversight as well as the SEC Division of Enforcement and CFTC Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws and Commodity Exchange Act as well as members' compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 6 ("Income Taxes").

(8) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2022 through June 16, 2023, which is the date the financial statements were available to be issued. There have been no subsequent events that have occurred during such period that would require disclosure in the financial statements, or would be required to be recognized in the financial statements as of and for the year ended December 31, 2022.

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

    1.   **Name.**

    2.   **Title.**

    3.   **Dates of commencement and termination of term of office or position.**

    4.   **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Response:

    1.   Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

Officers			
Name:	Title:	Appointment Date:	Termination/ Change Position Date:
Arianne Adams	Senior Vice President, Head of Options and Global Client Services	01/07/19	03/23/21 – Change in title
Alexandra Albright	Senior Vice President, Chief Compliance Officer	02/28/17	02/11/19 – Change in title
Kristin Boyd	VP, Derivative Sales	08/16/22	
Carmen Brannan	Vice President, Government Relations	02/08/22	
Kevin Carrai	Vice President, Market Data and Access Services	02/10/15	02/11/19 – Change in title
Cole Chmielewski	Vice President, Operations	02/22/20	

Bo Chung	Senior Vice President, Global Head of Sales & Index Licensing	02/08/22		
Catherine Clay	EVP, Head of Data and Access Solutions	02/13/18		03/23/21 – Change in title
Gary Compton	Vice President, Communications	07/30/18		02/11/19 – Change in title
Jeff Connell	Vice President, Deputy Chief Regulatory Officer	11/02/15		03/01/18 - Change in title
Brent Coonrod	Vice President, Software Engineering	01/07/19		
Gina DeRaimo	Vice President, Derivatives Institute	01/07/20		04/20/21 – Change in title
John Deters	Executive Vice President, Chief Strategy Officer	02/28/17		02/11/19 – Change in title
Laura Dickman	Vice President, Associate General Counsel	02/13/18		03/01/18 - Change in title
James Enstrom	Senior Vice President, Chief Audit Executive	02/28/17		02/11/19 – Change in title
Angelo Evangelou	SVP, Chief Policy Officer	02/11/20		
Stacie Fleming	SVP, Marketing and Communications	02/02/21		
Stephanie Foley	SVP, Chief Human Resources Officer	08/16/22		
Carmen Brannan Frazier	VP, Government Relations	02/08/22		
Todd Furney	Vice President, Chief Risk Officer	02/28/17		
Jennifer Golding	Vice President, Associate General Counsel, Chief Litigation Officer	07/30/18		
Jill Griebenow	Senior Vice President & Chief Accounting Officer	08/15/18		

John Hiatt	Vice President, Product Development	02/11/19		
Rob Hocking	Senior Vice President, Head of Derivatives Strategy	12/17/18		
Gregory Hoogasian	Senior Vice President, Chief Regulatory Officer	02/28/17		
Dave Howson	President	05/12/22		
Adam Inzirillo	SVP, Head of U.S. Equities	10/28/19		
Chris Isaacson	Executive Vice President, COO	02/10/15	01/14/19 – Change in title	
Jennifer Lamie	Vice President, Chief Regulatory Advisor	02/13/18	03/01/18 - Change in title	
Tim Lipscomb	SVP, Chief technology Officer			
Stephanie Marrin Lara	Vice President, Deputy Chief Regulatory Officer	02/13/18	03/01/18 - Change in title	
Andrew Lowenthal	SVP, International Expansion and Business Development	02/28/17	10/30/19 – Change in title	
Marc Magrini	Vice President, Administration	02/13/18		
Emily Mitchell	Vice President, Tax	02/11/20		
Anthony Montesano	Vice President, TSD and Membership Services	02/13/18		
Kyle Murray	VP and Associate General Counsel	10/28/19		
Dennis O'Callahan	VP, Multi-Asset Product Development	02/02/21		
Dan Overmyer	Vice President, Options Regulation	12/17/18		
Hemang Patel	VP, Project Management	02/02/21		

Arthur Reinstein	Senior Vice President and Deputy General Counsel	02/28/17		03/01/18 - Change in title
Stephanie Renner	SVP, Finance	08/16/22		
Brian N. Schell	Executive Vice President, Chief Financial Officer, Treasurer	02/10/15		
Curt Schumacher	Vice President, Infrastructure	02/13/18		02/11/19 – Change in title
John Sexton	Executive Vice President, General Counsel & Corporate Secretary	02/28/17		03/01/18 - Change in title
Steven Sinclair	Vice President, Systems Development	02/13/18		
Eileen Smith	Vice President, Data and Analytics	02/13/18		02/11/19 – Change in title
Ed Tilly	CEO	02/28/17		05/12/22 – Change in title
Allen Wilkinson	VP and Controller	02/02/21		
Omarr Woodhouse	VP, Operations	02/02/21		
Troy Yeazel	Senior Vice President, Operations	11/02/15		
Umesh Yerram	VP, Chief Information Security Officer	02/02/21		
Former Officers				
Name:	Title:	Appointment Date:		Termination/ Change Position Date:
Michael Trees	Vice President, Trading System Development	02/13/18		01/03/2020
Mark Hemsley	Senior Vice President	01/07/20		02/28/20
Lawrence Bresnahan	Vice President, Market & Member Regulation	02/13/18		06/26/20

Aaron Weissenfluh	Vice President, Chief Information Security Officer	02/10/15	08/14/20
Carol Kennedy	SVP, Chief Communications Officer	02/11/20	12/31/20
Vivian Yiu	Vice President, FX Chief Operating Officer	11/01/16	02/02/21
Bryan Harkins	Executive Vice President, Head of Markets Division	02/10/15	03/24/21
Jackie Hancock	Vice President, Controller	11/01/18	06/11/21
John Palmer	VP, Business Development	02/02/21	10/26/21
Eric Crampton	Senior Vice President, CTO	05/12/15	01/14/22
Jen Browning	Vice President, Chief Human Resources Officer	07/29/19	01/31/22
Michael Mollet	VP, Head of Futures	10/28/19	03/29/22
Laura Morrison	Senior Vice President, ETP Listings	05/12/15	05/06/22
Brett Johnson	Vice President, Software Engineering	01/07/19	07/08/2022
Brittany Carter	VP, Financial Planning and Analysis	02/02/21	

2.   Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

Directors						
Name		Classification(s)		Appointment Date:		Termination Date:
Bruce Andrews		Director		02/13/18		
Gilbert Bassett		Director		02/19/23		
Alexander Matturri, Jr.		Director		05/18/21		
Kevin Murphy		Director		02/13/18		
Anada Radhakrishnan		Director		01/01/23		
David Roscoe		Director		10/13/10		
Hillary Sale		Director		12/19/22		
Brian Schell		Director		08/16/22		
Scott Wagner		Director		10/27/16		
Former Directors						
Name:		Title:		Appointment Date:		Termination/Change Position Date:
Jill Sommers		Director		10/26/15		07/18/21
Ed Tilly		Director		02/28/17		08/16/22

3.   Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee
- Brian Schell (Chair)
- Bruce Andrews

- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe

Exhibit K

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;

2. Title or Status;

3. Date title or status was acquired;

4. Approximate ownership interest; and

5. Whether the person has control, a term that is defined in the instructions to this Form.

Response:

Cboe BZX Exchange, Inc. is wholly-owned by Cboe Services Company. Cboe Services Company is the sole stockholder of the Exchange, and acquired its interest in the Exchange on August 18, 2008. Cboe Services Company. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

Cboe Services Company is wholly-owned by Cboe Bats, LLC. Cboe Bats, LLC is the sole stockholder of Cboe Services Company and acquired its interest in Cboe Services Company on January 31, 2014. Cboe Bats, LLC exercises "control" over the Exchange, as the term is defined in the Form 1 instructions.

Cboe Bats, LLC is wholly-owned by Cboe Global Markets, Inc. Cboe Global Markets, Inc. is the sole member of Cboe Bats, LLC, and acquired its interest in Cboe Bats, LLC on September 23, 2016. Cboe Global Markets, Inc. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions. Cboe Global Markets, Inc. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

<u>Exhibit M</u>

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
78 North Investments ApS	8/24/2020	8/24/2020	8/24/2020	8/24/2020	NA	NA	Sponsored Participant	Vimmelskaftet 43 3rd Floor Copenhagen Denmark 1161	45 88707858	Proprietary Trading
ABN AMRO Clearing USA LLC	10/15/2008	10/1/2010	5/25/2010	5/27/2010	5/13/1985	9/24/2010	Member TPH	175 W Jackson Boulevard Suite 400 Chicago, IL 60604	312-604-8000	Clearing, Transact Business with the Public, Brokerage
ACS Execution Services, LLC	1/15/2016	1/15/2016	1/15/2016	1/15/2016	NA	NA	Member TPH	12 Broad Street 2nd Floor Red Bank, NJ 07701	732-204-8999	Proprietary Trading
Akuna Securities LLC	9/15/2015	NA	NA	8/14/2017	2/2/2012	2/12/2015	Member TPH	333 S Wabash Avenue Suite 2600 Chicago, IL 60604	312-994-4640	Market Maker, Proprietary Trading
Alpha Trading, LP	10/24/2017	10/24/2017	10/24/2017	10/24/2017	NA	NA	Member TPH	640 W California Avenue Sunnyvale, CA 94086	408-990-1940	Market Maker, Proprietary Trading
Alpha Trading, LP	2/22/2019	2/22/2019	2/22/2019	2/22/2019	NA	NA	Sponsored Participant	640 W California Avenue Sunnyvale, CA 94086	408-990-1940	Market Maker, Proprietary Trading
Alpine Securities Corporation	11/3/2008	11/15/2010	NA	NA	NA	NA	Member TPH	39 Exchange Place Salt Lake City, UT 84111	801-355-5588	Agency
Apex Clearing Corporation	6/5/2012	6/5/2012	6/5/2012	6/5/2012	6/6/2012	6/6/2012	Member TPH	One Dallas Center 350 N St. Paul, Suite 1300 Dallas, TX 75201	214-765-1055	Clearing, Transact Business with the Public
Archipelago Securities LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	353 N Clark Street Suite 3200 Chicago, IL 60654	312-836-6700	Limited Routing Facility of ICE affiliated Exchanges
ATM Execution LLC dba Cowen Electronic	3/15/2012	3/15/2012	3/21/2012	3/21/2012	NA	NA	Member TPH	599 Lexington Avenue 21st Floor New York, NY 10022	646-562-1010	Public Customer Business
Axos Financial LLC	10/15/2009	NA	NA	NA	NA	NA	Member TPH	1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102	402-384-6100	Clearing Services
Barclays Capital Inc.	8/18/2008	10/1/2010	5/14/2010	5/14/2010	9/22/2008	10/6/2010	Member TPH	745 7th Avenue New York, NY 10019	212-526-7000	Clearing, Market Maker, Transact Business with the Public, Brokerage, Proprietary Trading
BEC Capital, LLC	11/1/2022	11/1/2022	11/1/2022	11/1/2022	NA	NA	Sponsored Participant	1811 Silverdale Road Wilmington, DE 19808	917-662-5577	
Belvedere Trading LLC	11/1/2011	NA	11/29/2011	10/16/2018	1/3/2005	4/4/2011	Member TPH	10 S Riverside Plaza Suite 2100 Chicago, IL 60606	312-893-3750	Market Maker, Proprietary Trading
BGC Financial, LP	8/17/2009	NA	NA	NA	NA	NA	Member TPH	One Seaport Plaza 19th Floor New York, NY 10038	646-346-7000	Agency
Black Edge Securities LLC	NA	NA	NA	NA	10/16/2020	NA	Member TPH	811 W. Fulton Market Ste. 400 Chicago, IL 60607	608-213-4825	Market Maker
Bluefin Capital Management, LLC	8/3/2009	6/1/2015	NA	NA	NA	NA	Member TPH	3 Park Avenue 37th Floor New York, NY 10016	212-457-9150	Market Maker, Proprietary Trading
BMO Capital Markets Corp.	8/18/2008	11/15/2010	7/15/2014	7/15/2014	10/8/2013	11/15/2013	Member TPH	3 Times Square New York, NY 10036	212-885-4000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
BNP Paribas Securities Corp.	8/18/2008	9/15/2010	5/25/2010	5/27/2010	1/5/2005	10/15/2010	Member TPH	787 7th Avenue New York, NY 10019	212-841-2000	Clearing, Order Flow Provider, Proprietary Trading, Transact Business with the Public
BNY Mellon Capital Markets, LLC	NA	NA	NA	1/17/2017	NA	NA	Member TPH	101 Barclay Street New York, NY 10286	212-815-4972	Market Maker
Boerboel Capital LLC	11/17/2017	8/27/2019	8/27/2019	8/27/2019	2/1/2017	NA	Member TPH	300 N LaSalle Street Suite 2060 Chicago, IL 60654	708-967-6843	Market Maker
Boerboel Capital LLC	1/30/2019	1/30/2019	1/30/2019	1/30/2019	NA	NA	Sponsored Participant	300 N LaSalle Street Suite 2060 Chicago, IL 60654	708-967-6843	Market Maker
Boerboel Trading LP	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104	44-203-621-0363	Proprietary Trading
Boerboel Trading LP	5/25/2021	5/25/2021	5/25/2021	5/25/2021	NA	NA	Sponsored Participant	Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104	44-203-621-0363	Proprietary Trading
BofA Securities, Inc.	9/19/2018	9/19/2018	9/19/2018	9/19/2018	5/13/2019	5/13/2019	Member TPH	One Bryant Park New York, NY 10036	201-671-5685	Clearing Services, Firm Proprietary Trading, Public Customer Business
BOLT-X LLC	8/18/2008	10/1/2010	5/25/2010	5/27/2010	1/2/2008	NA	Member TPH	350 N Orleans Street Suite 2N Chicago, IL 60654	312-244-5400	Order Flow Provider, Transact Business with the Public, Brokerage
BTIG, LLC	8/18/2008	11/15/2010	5/25/2010	5/27/2010	2/10/2022	NA	Member TPH	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2200	Market Maker
C&C Trading LLC	8/18/2008	10/11/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	71 Arch Street 1st Floor Greenwich, CT 06830	212-706-1227	Proprietary Trading
Canaccord Genuity LLC	10/1/2013	10/1/2013	6/10/2010	6/10/2010	NA	NA	Member TPH	535 Madison Avenue New York, NY 10022	212-389-8000	Market Maker
Canadian Imperial Holdings, Inc.	10/15/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant	300 Madison Avenue 5th Floor New York, NY 10017	212-856-3877	Proprietary Trading
Cantor Fitzgerald & Co.	NA	2/13/2015	5/25/2010	5/27/2010	NA	NA	Member TPH	110 E 59th Street 4th Floor New York, NY 10022	212-938-5000	Agency, Institutional Trading
Capital Institutional Services, Inc.	8/18/2008	NA	5/25/2010	5/27/2010	NA	NA	Member TPH	1700 Pacific Avenue Suite 1100 Dallas, TX 75201	214-720-0055	Agency
Cardinal Capital Management, LLC	1/24/2019	NA	NA	NA	10/1/2007	NA	Member TPH	141 W Jackson Boulevard Suite 2200A Chicago, IL 60604	312-477-8400	Market Maker/Proprietary
Casey Securities LLC	NA	NA	NA	11/11/2021	8/3/2020	NA	Member TPH	One Montgomery Street 2nd Floor San Francisco, CA 94104	415-954-5590	Electronic Execution, Transact Business with the Public
Cboe Trading, Inc.	10/23/2008	9/1/2010	5/14/2010	5/14/2010	7/26/2019	4/18/2018	Member TPH	8050 Marshall Drive Suite 120 Lenexa, KS 66214	913-815-7000	Limited Routing Facility of Cboe affiliated Exchanges
CF Global Trading, LLC	10/23/2008	1/3/2011	NA	NA	NA	NA	Member TPH	60 E 42nd Street Suite 1455 New York, NY 10165	212-888-4711	Market Maker
Charles Schwab & Co., Inc.	NA	NA	NA	4/3/2017	NA	NA	Member TPH	211 Main Street San Francisco, CA 94105	415-636-7000	Clearing, Transact Business with the Public
Chimera Securities, LLC	11/1/2022	NA	NA	11/1/2022	NA	NA	Sponsored Participant	27 Union Square West 4th Floor New York, NY 10003	646-597-6146	Proprietary Trading
CIBC World Markets Corp.	8/18/2008	11/15/2010	NA	NA	2/14/1973	NA	Member TPH	425 Lexington Avenue New York, NY 10017	212-856-4000	Clearing, Transact Business with the Public
Citadel Securities LLC	10/23/2008	10/1/2010	5/14/2010	5/14/2010	4/17/2002	10/7/2010	Member TPH	131 S Dearborn Street 32nd Floor Chicago, IL 60603	312-395-2100	Market Maker, Order Flow Provider, Brokerage
Citigroup Global Markets Inc.	9/24/2008	12/15/2010	5/25/2010	5/27/2010	5/2/2011	6/3/2019	Member TPH	390-388 Greenwich Street New York, NY 10013	212-816-6000	Clearing, Proprietary Trading, Transact Business with the Public

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Clarksons Securities, Inc.	NA	NA	1/15/2015	NA	NA	NA	Member TPH	280 Park Avenue 21st Floor New York, NY 10017	212-317-7080	Public Customer Business
Clear Street LLC	3/21/2023	3/21/2023	3/21/2023	3/21/2023	NA	NA	Sponsored Participant	55 Broadway Suite 2102 New York, NY 10006	646-738-4068	Public Customer Business, Clearing, Proprietary Trading
Clear Street Markets, LLC	7/16/2012	7/16/2012	8/20/2012	8/20/2012	6/6/2012	3/22/2019	Member TPH	55 Broadway Suite 2102 New York, NY 10006	646-738-4066	Market Maker, Proprietary Trading
Clear Street, LLC	3/18/2019	8/14/2019	8/14/2019	8/14/2019	NA	NA	Member TPH	55 Broadway Suite 2102 New York, NY 10006	646-738-4068	Public Customer Business, Clearing, Proprietary Trading
Clearpool Execution Services, LLC	5/15/2014	5/15/2014	6/16/2014	6/16/2014	NA	NA	Member TPH	17 State Street 38h Floor New York, NY 10004	212-531-8500	Public Customer Business
CMT Fund XXV Limited	7/2/2012	7/2/2012	NA	NA	NA	NA	Sponsored Participant	500 W Monroe Street Suite 2630 Chicago, IL 60661	312-320-7897	Agency
CODA Markets, Inc.	10/15/2008	10/4/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	2624 Patriot Boulevard Glenview, IL 60026	224-521-2700	ATS
Cognitive Capital, LLC	NA	NA	NA	NA	5/13/2004	NA	Member TPH	141 W Jackson Boulevard Suite 1620 Chicago, IL 60604	312-431-0400	Proprietary Trading
Comhar Capital Markets, LLC	2/27/2017	12/13/2019	12/13/2019	3/6/2023	NA	NA	Member TPH	311 S Wacker Drive Suite 2280A Chicago, IL 60606	872-205-0190	Proprietary Trading
Consolidated Trading, LLC	NA	NA	NA	NA	1/2/2002	NA	Member TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
Cowen and Company, LLC	8/18/2008	10/7/2010	5/14/2010	5/14/2010	NA	NA	Member TPH	599 Lexington Avenue 20th Floor New York, NY 10022	646-562-1010	Market Maker
Credit Suisse Securities (USA) LLC	9/3/2008	10/1/2010	5/25/2010	5/27/2010	8/14/1981	10/8/2010	Member TPH	11 Madison Avenue New York, NY 10010	212-325-2000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
CTC, LLC	3/15/2018	NA	NA	NA	3/25/1998	3/3/2011	Member TPH	440 S LaSalle Street 4th Floor Chicago, IL 60605	312-863-8000	Market Maker
Cutler Group LLC	4/1/2010	10/6/2010	NA	10/16/2015	4/5/1999	1/18/2023	Member TPH	101 Montgomery Street Suite 700 San Francisco, CA 94104	415-293-3956	Market Maker, Proprietary Trading
Dash Financial Technologies LLC	10/23/2008	7/2/2012	6/9/2010	6/9/2010	5/19/2000	9/30/2010	Member TPH	311 S Wacker Drive Suite 1000 Chicago, IL 60606	312-986-2006	Clearing, Floor Broker, Order Flow Provider, Transact Business with the Public, Brokerage
Direct Alpha LLC	10/31/2022	10/31/2022	10/31/2022	10/31/2022	NA	NA	Sponsored Participant	533 2nd Street Encinitas, CA 92024	858-947-8650	Proprietary Trading
DriveWealth Institutional LLC	3/30/2022	3/30/2022	3/30/2022	3/30/2022	NA	NA	Member TPH	15 Exchange Place Suite 1110 Jersey City, NJ 11694	201-207-1200	Principal Facilitation/Clearing Services
DRW Commodities LLC	8/6/2020	8/6/2020	8/6/2020	8/6/2020	NA	NA	Sponsored Participant	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1000	Proprietary Trading
DRW Europe B.V.	12/14/2020	12/14/2020	12/14/2020	12/14/2020	NA	NA	Sponsored Participant	540 W Madison Street Suite 2500 Chicago, IL 60661	44-207-031-1369	Proprietary Trading
DRW Execution Services, LLC	11/19/2019	11/19/2019	11/19/2019	11/19/2019	NA	NA	Member TPH	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1090	Proprietary Trading
DRW Global Markets Ltd.	2/22/2019	2/22/2019	4/8/2019	4/8/2019	NA	NA	Sponsored Participant	540 W. Madison Suite 2500 Chicago, IL 60661	312-542-1193	Proprietary Trading
DRW Global Markets Ltd.	12/2/2019	12/2/2019	12/2/2019	12/2/2019	NA	NA	Sponsored Participant	540 W. Madison Suite 2500 Chicago, IL 60661	312-542-1193	Proprietary Trading
DRW Investments, LLC	2/18/2021	NA	NA	NA	NA	NA	Sponsored Participant	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1223	Proprietary Trading
DRW Securities, LLC	9/1/2009	11/1/2010	5/25/2010	5/27/2010	11/23/1998	1/22/2016	Member TPH	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1000	Market Maker, Proprietary Trading
DRW Singapore Ltd.	10/4/2021	NA	NA	10/4/2021	NA	NA	Sponsored Participant	8 Marina View Asia Square Tower 1 | #32-05 Singapore 018960	312-542-1005	Proprietary Trading
DRW Singapore Ltd.	11/19/2018	NA	NA	11/19/2018	NA	NA	Sponsored Participant	8 Marina View Asia Square Tower 1 | #32-05 Singapore 018960	312-542-1005	Proprietary Trading
DV Equities, LLC	NA	NA	NA	NA	8/30/2021	NA	Member TPH	216 W. Jackson Blvd. - 3rd Floor; Chicago, IL 60606	312-837-0649	Market Maker, Proprietary Trading
Dynamic Technology Lab Pte. Ltd.	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	07-00, 178 Clemenceau Avenue Singapore 239926	656-610-4693	Proprietary Trading
E*TRADE Securities LLC	NA	NA	NA	6/10/2010	NA	NA	Member TPH	11 Times Square 32nd Floor New York, NY 10036	646-521-4300	Public Customer Business
Electronic Transaction Clearing, Inc.	10/23/2008	9/1/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	660 S Figueroa Street Los Angeles, CA 90017	949-533-1885	Market Maker
Electronic Transaction Clearing, Inc.	5/7/2021	5/7/2021	5/7/2021	5/7/2021	NA	NA	Sponsored Participant	660 S Figueroa Street Los Angeles, CA 90017	949-533-1885	Market Maker
Elequin Securities LLC	12/28/2021	NA	NA	NA	12/27/2021	NA	Member TPH	1359 Broadway New York, NY 10018	646-475-6430	Proprietary Trading
Evercore Group LLC	NA	NA	5/10/2017	NA	NA	NA	Member TPH	55 E 52nd Street New York, NY 10055	212-857-3100	Public Customer Business
Flow Traders U.S. Institutional Trading LLC	NA	NA	6/1/2016	NA	NA	NA	Member TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Riskless Principal
Flow Traders U.S. LLC	10/1/2009	8/1/2012	2/28/2014	2/28/2014	NA	NA	Member TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Proprietary Trading
Flow Traders U.S. LLC	NA	NA	NA	10/12/2022	NA	NA	Sponsored Participant	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Proprietary Trading
FR Trading LLC	NA	NA	NA	NA	6/1/2023	NA	Member TPH	225 Liberty Street, 30th Floor New York, NY 10281	212-393-1420	Market Maker, Proprietary Trading
G1 Execution Services, LLC	8/18/2008	12/1/2010	4/17/2010	4/17/2010	NA	NA	Member TPH	175 W Jackson Boulevard Suite 1700 Chicago, IL 60604	312-362-0404	Market Maker
Gelber Securities, LLC	NA	NA	NA	NA	3/19/2021	NA	Member TPH	350 N. Orleans Suite 7N Chicago, IL 60654	312-408-6659	Market Maker, Proprietary Trading
Geneva Stock, LLC	NA	NA	NA	NA	4/6/2001	NA	Member TPH	440 S LaSalle Street Suite 1711 Chicago, IL 60605	312-362-4404	Market Maker
Global Execution Brokers, LP	2/1/2010	10/5/2010	12/1/2015	10/15/2015	12/23/2003	9/24/2010	Member TPH	401 City Avenue Bala Cynwyd, PA 19004	610-617-2600	Floor Broker, Transact Business with the Public, Brokerage

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Goldman Sachs & Co. LLC	10/23/2008	10/12/2010	5/14/2010	5/14/2010	2/21/1973	10/8/2010	Member TPH	200 West Street New York, NY 10282	212-902-1000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Gordon, Haskett Capital Corporation	NA	NA	NA	5/2/2016	NA	NA	Member TPH	441 Lexington Avenue 10th Floor New York, NY 10017	212-883-0600	Agency, Institutional Trading
Green Pier Fintech LLC	NA	NA	NA	8/25/2022	NA	NA	Member TPH	245 Summer Street Boston, MA 02210	617-392-2773	Public Customer Business
Group One Trading, LP	6/2/2015	NA	NA	9/29/2015	11/23/1994	9/11/2020	Member TPH	425 S Financial Place Suite 3400 Chicago, IL 60605	312-347-8864	Market Maker, Proprietary Trading
GTS Securities LLC	12/17/2013	5/1/2012	6/2/2014	6/2/2014	11/29/2019	2/25/2020	Member TPH	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2830	Market Maker, Proprietary Trading
GTS Securities LLC	10/25/2022	10/25/2022	10/25/2022	10/25/2022	NA	NA	Sponsored Participant	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2830	Market Maker, Proprietary Trading
HAP Trading LLC	10/1/2009	11/15/2010	NA	6/2/2010	3/16/2001	NA	Member TPH	395 Hudson Street Suite 701 New York, NY 10014	212-380-5100	Market Maker, Proprietary Trading
HAP Trading LLC	1/8/2020	1/8/2020	1/8/2020	1/8/2020	NA	NA	Sponsored Participant	395 Hudson Street Suite 701 New York, NY 10014	212-380-5100	Proprietary Trading
Headlands Technologies LLC	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	155 N. Wacker Drive, Suite 1900 Chicago, IL 60606	312-601-8649	Proprietary Trading
Henning-Carey Proprietary Trading, LLC	8/15/2012	NA	NA	NA	NA	NA	Sponsored Participant	141 W Jackson Boulevard Suite 1801 Chicago, IL 60604	312-789-8764	Proprietary Trading
Highbridge Capital Management, LLC	10/23/2008	NA	NA	NA	NA	NA	Sponsored Participant	9 West 57th Street 27th Floor New York, NY 10019	212-287-4900	Proprietary Trading
HRT Financial LP	2/1/2010	10/1/2010	5/18/2010	5/18/2010	1/24/2011	1/24/2011	Member TPH	3 World Trade Center 175 Greenwich Street, 76th Floor New York, NY 10007	212-293-1444	Proprietary Trading
HSBC Securities (USA) Inc.	4/3/2017	4/3/2017	4/3/2017	4/3/2017	11/21/2005	NA	Member TPH	452 Fifth Avenue New York, NY 10018	224-880-7116	Clearing, Transact Business with the Public
IBKR Securities Services LLC	NA	NA	NA	NA	12/27/1996	12/15/2010	Member TPH	One Pickwick Plaza Suite 200 Greenwich, CT 06830	203-618-5800	Clearing, Market Maker
IEX Services LLC	10/1/2013	10/1/2013	9/24/2013	9/24/2013	NA	NA	Member TPH	4 World Trade Center 44th Floor New York, NY 10007	646-343-2000	Limited Routing Facility of IEX affiliated Exchanges
IMC-Chicago LLC dba IMC Financial Markets	8/18/2008	10/1/2010	5/25/2010	5/27/2010	7/5/2000	9/24/2010	Member TPH	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
IMC-Chicago LLC dba IMC Financial Markets	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
Industrial and Commercial Bank of China Financial Services LLC	5/15/2014	5/15/2014	NA	NA	NA	NA	Member TPH	1633 Broadway 28th Floor New York, NY 10019	212-993-7300	Clearing Services
Instinet LLC	8/18/2008	9/1/2010	5/14/2010	5/14/2010	12/29/2009	10/6/2010	Member TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-310-9500	Clearing, Transact Business with the Public, Brokerage
Interactive Brokers Corp.	NA	NA	NA	NA	4/21/2009	10/6/2010	Member TPH	8 Greenwich Office Park Greenwich, CT 06831	203-618-5700	Floor Broker, Brokerage
Interactive Brokers LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	One Pickwick Plaza 2nd Floor Greenwich, CT 06830	203-618-5710	Full Service
J.P. Morgan Securities LLC	8/18/2008	9/15/2010	5/14/2010	5/14/2010	10/29/1985	11/18/2010	Member TPH	383 Madison Avenue New York, NY 10179	212-272-2000	Clearing, Transact Business with the Public
Jane Street Capital, LLC	5/1/2009	11/15/2010	5/14/2010	5/14/2010	9/4/2012	1/2/2019	Member TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker, Proprietary Trading
Jane Street Execution Services LLC	1/24/2019	1/24/2019	1/24/2019	1/24/2019	NA	NA	Member TPH	250 Vesey Street 6th Floor New York, NY 10281	646-759-6381	Proprietary Trading
Jane Street Options, LLC	4/15/2016	12/13/2022	12/13/2022	11/9/2018	5/2/2005	1/2/2019	Member TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker
Jefferies Investment Advisers	7/1/2011	7/15/2011	NA	NA	NA	NA	Sponsored Participant	520 Madison Avenue New York, NY 10022	212-323-3993	Full Service
Jefferies LLC	10/23/2008	10/19/2010	5/25/2010	5/27/2010	7/9/2012	7/18/2012	Member TPH	520 Madison Avenue New York, NY 10022	212-284-2300	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
JNK Securities Corp.	11/17/2008	11/15/2010	NA	NA	NA	NA	Member TPH	140 E 45th Street 27th Floor New York, NY 10017	212-885-6300	Agency
Jump Execution, LLC	6/27/2022	6/27/2022	6/27/2022	6/27/2022	NA	NA	Member TPH	600 W Chicago Avenue Suite 600 Chicago, IL 60654	312-205-8327	Market Maker, Proprietary Trading, Agency Execution
Jump Trading, LLC	8/18/2008	10/1/2010	5/14/2010	5/14/2010	4/2/2012	NA	Member TPH	600 W Chicago Avenue Suite 825 Chicago, IL 60654	312-205-8900	Market Maker, Proprietary Trading
Keefe, Bruyette & Woods, Inc.	8/18/2008	12/1/2010	6/8/2010	6/8/2010	NA	NA	Member TPH	787 7th Avenue New York, NY 10019	212-887-7777	Agency
Lakeshore Securities, LP	NA	NA	NA	NA	1/24/1983	NA	Member TPH	401 S LaSalle Street Suite 1000 Chicago, IL 60605	312-663-1307	Clearing, Floor Broker, Market Maker, Transact Business with the Public
Lamberson Capital LLC	NA	NA	NA	NA	3/23/2016	NA	Member TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
Lampost Capital LC	NA	NA	NA	1/19/2021	NA	NA	Member TPH	1900 Glades Road Suite 205 Boca Raton, FL 33431	561-883-0454	Wholesale Execution
Latour Trading LLC	8/17/2009	10/1/2010	5/26/2010	5/27/2010	4/8/2011	NA	Member TPH	377 Broadway 10th Floor New York, NY 10013	917-388-8000	Proprietary Trading
Lightspeed Financial Services Group LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1001 Avenue of the Americas 16th Floor New York, NY 10018	212-824-5000	Transact Business with the Public
Lime Trading Corp.	8/18/2020	8/18/2020	8/18/2020	8/18/2020	NA	NA	Member TPH	1 Penn Plaza, 16th Floor New York, NY 10119	310-947-9044	Public Customer Business
Macquarie Capital (USA) Inc.	12/1/2009	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	125 W 55th Street Level 22 New York, NY 10019	212-231-1000	Agency
Marathon Trading Group LLC	2/13/2015	NA	NA	NA	1/30/2013	NA	Member TPH	100 Matsonford Road Building 2, Suite 107 Wayne, PA 19087	610-254-4890	Market Maker, Proprietary Trading
Marex Capital Markets Inc.	NA	NA	NA	NA	3/1/2019	6/7/2019	Member TPH	140 E. 45th Street 10th Floor New York, NY 10017	212-618-2800	Clearing, Public Customer Business
Matrix Executions, LLC	8/18/2008	11/15/2010	NA	11/12/2015	2/1/2008	10/26/2010	Member TPH	601 S LaSalle Street Suite 300 Chicago, IL 60605	312-334-8000	Transact Business with the Public, Brokerage

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Maven Global Markets Trading LLP	NA	NA	NA	NA	7/18/2022	NA	Member TPH	353 N. Clark St., Suite 1750 Chicago, IL 60654	44 777 615 1645	Market Maker
MBX Clearing LLC	NA	NA	NA	NA	8/15/2022	NA	Member TPH	38955 Hills Tech Drive Farmington Hills, MI 48331	248-987-7427	Proprietary Trading
MD Vanilla B.V. dba Maverick Derivatives	NA	NA	NA	NA	9/1/2022	NA	Member TPH	Strawinskylann 377 Amsterdam, 1077XX Netherlands	31 20 238 4192	Proprietary Trading
Merrill Lynch Professional Clearing Corp.	8/18/2008	10/5/2010	5/14/2010	5/14/2010	4/8/1985	9/24/2010	Member TPH	One Bryant Park, 6th Floor NY1-100-06-01 New York, NY 10036	646-743-1295	Clearing, Brokerage, Transact Business with the Public
Merrill Lynch, Pierce, Fenner & Smith Incorporated	8/18/2008	10/4/2010	5/14/2010	5/14/2010	4/25/1973	NA	Member TPH	One Bryant Park New York, NY 10036	800-637-7455	Clearing, Transact Business with the Public, Brokerage, Market Maker, Proprietary Trading
Mirae Asset Securities (USA) Inc.	10/12/2022	NA	NA	NA	NA	NA	Member TPH	810 7th Avenue New York, NY 10019	646-968-2035	Market Maker, Public Customer Business, Clearing Services, Proprietary Trading
Mizuho Securities USA, LLC	6/1/2010	1/3/2011	NA	NA	NA	NA	Member TPH	320 Park Avenue 12th Floor New York, NY 10022	212-209-9300	Agency
Morgan Stanley & Co. LLC	10/23/2008	9/1/2010	5/14/2010	5/14/2010	8/20/1980	9/24/2010	Member TPH	1585 Broadway New York, NY 10036	212-761-4000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Nasdaq Execution Services, LLC	8/19/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	One Liberty Plaza 165 Broadway New York, NY 10006	212-231-5100	Limited Routing Facility of Nasdaq affiliated Exchanges
National Bank of Canada Financial Inc.	2/18/2022	2/18/2022	NA	NA	NA	NA	Member TPH	The Park Tower 65 E. 55th Street, 8th Floor New York, NY 10022	212-546-7663	Proprietary Trading
National Financial Services LLC	10/23/2008	10/4/2010	5/26/2010	5/27/2010	10/8/1987	4/16/2012	Member TPH	200 Seaport Boulevard Boston, MA 02210	617-563-7000	Clearing, Floor Broker, Transact Business with the Public
Needham & Company, LLC	10/23/2008	10/1/2010	NA	NA	NA	NA	Member TPH	445 Park Avenue New York, NY 10022	212-371-8300	Market Maker
Nomura Securities International, Inc.	10/23/2008	10/1/2010	5/26/2010	5/27/2010	9/1/2009	11/16/2010	Member TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-667-9000	Clearing, Transact Business with the Public, Proprietary Trading
Old Mission Capital, LLC	4/16/2012	4/16/2012	4/25/2012	4/25/2012	9/27/2017	NA	Member TPH	314 W Superior Suite 200 Chicago, IL 60654	312-260-3031	Market Maker
Old Mission Markets LLC	NA	NA	12/13/2019	NA	4/25/2023	NA	Member TPH	1 N Dearborn Street 8th Floor Chicago, IL 60602	312-260-3044	Electronic Execution, Transact Business with the Public
Oppenheimer & Co. Inc.	NA	NA	NA	NA	5/17/1973	NA	Member TPH	85 Broad Street 22nd, 24th Floors New York, NY 10004	212-668-8000	Clearing, Transact Business with the Public
Optiver US, LLC	6/15/2009	NA	NA	5/30/2018	6/1/2005	9/24/2010	Member TPH	130 E Randolph Street 14th Floor Chicago, IL 60601	312-821-9500	Market Maker
Oscar Gruss & Son Incorporated	8/7/2017	NA	NA	NA	NA	NA	Member TPH	430 Park Avenue 6th Floor New York, NY 10022	212-419-4000	Agency
PEAK6 Capital Management LLC	8/1/2014	NA	NA	2/1/2016	12/2/1997	NA	Member TPH	141 W Jackson Boulevard Suite 500 Chicago, IL 60604	312-444-8000	Proprietary Trading
Pershing LLC	8/18/2008	9/15/2010	5/26/2010	5/27/2010	2/21/1973	9/28/2010	Member TPH	One Pershing Plaza Jersey City, NJ 07399	201-413-2000	Clearing, Transact Business with the Public
Phillip Capital Inc.	NA	NA	NA	11/27/2017	NA	NA	Member TPH	141 W Jackson Boulevard Suite 3050 Chicago, IL 60604	312-356-9001	Clearing Services
Pictet Overseas Inc.	6/1/2015	6/1/2015	5/26/2010	5/27/2010	NA	NA	Member TPH	1000 de la Gauchetiere West Suite 3100 Montreal, Quebec H3B 4W5	514-288-8161	Agency
Piper Sandler & Co.	10/15/2008	11/15/2012	5/14/2010	5/14/2010	NA	NA	Member TPH	800 Nicollet Mall Minneapolis, MN 55402	612-303-6000	Market Maker
Prime Capital Markets LLC	NA	NA	NA	NA	4/15/2021	NA	Member TPH	111 W Jackson Boulevard Suite 1310 Chicago, IL 60604	312-986-7430	Proprietary Trading
Puma Capital, LLC	NA	NA	6/15/2016	6/15/2016	NA	NA	Member TPH	287 Bowman Avenue 3rd Floor Purchase, NY 10577	212-269-4100	Market Maker, Proprietary Trading
Pundion LLC	2/27/2017	2/27/2017	2/27/2017	2/27/2017	NA	NA	Member TPH	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
Pundion LLC	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
QTrade Capital Partners LLC	7/12/2022	7/12/2022	7/12/2022	7/12/2022	NA	NA	Sponsored Participant	240 North Avenue West, Suite 301 Westfield, NJ 07090	908-232-5692	Proprietary Trading
Quantbot Technologies LP	3/27/2018	3/27/2018	3/27/2018	3/27/2018	NA	NA	Sponsored Participant	369 Lexington Avenue New York, NY 10017	212-622-6510	Proprietary Trading
Quantlab Brokerage, LLC	12/9/2019	12/9/2019	12/9/2019	12/9/2019	NA	NA	Member TPH	3 Greenway Plaza Suite 200 Houston, TX 77046	713-333-3704	Public Customer Business
Qube Research & Technologies Limited	7/8/2022	7/8/2022	12/13/2022	12/13/2022	NA	NA	Sponsored Participant	21 Palmer Street 7th Floor London SW1H 0AD	44-20-7072-2960	
Radix Trading LLC	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	353 N Clark Street Suite 3200 Chicago, IL 60654	773-377-8080	Research Firm
RBC Capital Markets, LLC	9/18/2008	10/14/2010	5/14/2010	5/14/2010	11/24/1993	10/19/2010	Member TPH	3 World Financial Center 200 Vesey Street New York, NY 10281	212-858-7000	Clearing, Proprietary Trading, Transact Business with the Public
RFA Securities LLC					9/1/2022		Member TPH	2929 Walnut Street, 8th Floor Philadelphia, PA 19104	212-634-9365	Floor Broker
Robert W. Baird & Co. Incorporated	10/23/2008	1/3/2011	NA	NA	NA	NA	Member TPH	777 E Wisconsin Avenue Milwaukee, WI 53202	414-765-3500	Market Maker
Rosenblatt Securities Inc.	8/18/2008	NA	NA	NA	NA	NA	Member TPH	40 Wall Street 59th Floor New York, NY 10005	212-607-3100	Agency
Roth Capital Partners, LLC	8/18/2008	NA	NA	NA	NA	NA	Member TPH	888 San Clemente Suite 400 Newport Beach, CA 92660	949-720-5700	Market Maker
RQD* Clearing, LLC	6/15/2011	NA	NA	10/1/2015	4/12/2005	9/24/2010	Member TPH	111 W Jackson Boulevard 20th Floor Chicago, IL 60604	312-692-5000	Clearing, Brokerage
Safra Securities LLC	NA	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	546 5th Avenue New York, NY 10036	212-704-5500	Market Maker
SageTrader, LLC	3/1/2016	6/5/2017	6/5/2017	6/1/2016	NA	NA	Member TPH	340 Pine Street Suite 501 San Francisco, CA 94104	415-293-3894	Public Customer Business
SAL Equity Trading, GP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-3000	Agency, Institutional Trading

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Sanford C. Bernstein & Co, LLC	9/10/2008	10/21/2010	5/26/2010	5/27/2010	8/13/2013	NA	Member TPH	1345 Avenue of the Americas New York, NY 10105	212-969-1000	Clearing, Proprietary Trading, Transact Business with the Public
Scientech Master Fund, Ltd.	4/21/2021	4/21/2021	4/21/2021	4/21/2021	NA	NA	Sponsored Participant	101 Hudson Street Suite 2177 Jersey City, NJ 07302	201-253-5141	Proprietary Trading
Scotia Capital (USA) Inc.	3/2/2009	9/15/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	250 Vesey Street New York, NY 10281	212-225-6500	Institutional Trading
Sea Otter Securities Group LLC	10/9/2018	10/9/2018	NA	10/9/2018	NA	NA	Sponsored Participant	107 Grand Street 7th Floor New York, NY 10013	646-762-9972	Proprietary Trading
SG Americas Securities, LLC	9/17/2008	11/15/2011	5/14/2010	5/14/2010	4/23/2004	1/2/2015	Member TPH	245 Park Avenue New York, NY 10167	212-278-6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Simplex Trading, LLC	3/16/2015	NA	NA	4/13/2017	8/12/2010	3/1/2017	Member TPH	230 S LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2440	Market Maker, Proprietary Trading
Simplex Trading, LLC	9/26/2022	7/12/2022	9/26/2022	9/26/2022	NA	NA	Sponsored Participant	230 S LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2440	Market Maker, Proprietary Trading
SMBC Nikko Securities America, Inc.	8/7/2017	8/7/2017	8/7/2017	8/7/2017	NA	NA	Member TPH	277 Park Avenue 5th Floor New York, NY 10172	212-224-5039	Institutional Trading
SogoTrade, Inc.	NA	NA	NA	6/19/2017	NA	NA	Member TPH	11 Broadway Suite 514 New York, NY 10004	646-885-6486	Public Customer Business
SpeedTrader Inc.	NA	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	1717 Route 6 Suite 102 Carmel, NY 10512	800-874-3039	Agency
Squarepoint Ops LLC	6/12/2020	6/12/2020	6/12/2020	6/12/2020	NA	NA	Sponsored Participant	250 W 55th Street 32nd Floor New York, NY 10019	646-868-1508	Proprietary Trading
Squarepoint Ops LLC	1/23/2023	1/23/2023	1/23/2023	1/23/2023	NA	NA	Sponsored Participant	250 W 55th Street 32nd Floor New York, NY 10019	646-868-1508	Proprietary Trading
SRT Securities LLC	NA	5/18/2020	NA	NA	10/27/1995	NA	Member TPH	666 5th Avenue 14th Floor New York, NY 10103	212-841-4567	Floor Broker, Transact Business with the Public, Brokerage
Stifel, Nicolaus & Company, Incorporated	8/18/2008	NA	6/2/2010	6/2/2010	NA	NA	Member TPH	501 N Broadway St. Louis, MO 63102	314-342-2000	Agency
Sumo Capital, LLC	NA	NA	NA	NA	3/3/2008	NA	Member TPH	440 S LaSalle Street Suite 2101 Chicago, IL 60605	312-324-0326	Market Maker, Proprietary Trading
Susquehanna Financial Group, LLLP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	800-825-9550	Agency, Institutional Trading
Susquehanna Investment Group	NA	NA	NA	NA	5/1/1987	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker
Susquehanna Securities, LLC	10/15/2014	10/15/2014	10/15/2014	10/15/2014	4/4/1994	9/24/2010	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker, Proprietary Trading
SVB Securities LLC	8/18/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1 Federal Street 37th Floor Boston, MA 02110	617-918-4900	Agency
TD Ameritrade Clearing, Inc.	NA	NA	NA	5/27/2010	NA	NA	Member TPH	200 S 108th Avenue Omaha, NE 68154	800-669-3900	Public Customer Business, Clearing Services
Telsey Advisory Group, LLC	1/24/2011	8/15/2014	NA	NA	NA	NA	Member TPH	555 5th Avenue 7th Floor New York, NY 10017	212-973-9700	Public Customer Business
Tewksbury Investment Fund, Ltd.	10/23/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	212-310-7076	Proprietary Trading
Themis Trading LLC	8/18/2008	10/1/2010	NA	NA	NA	NA	Member TPH	10 Town Square Suite 100 Chatham, NJ 07928	973-665-9600	Agency
TJM Investments, LLC	NA	NA	NA	NA	3/11/2013	NA	Member TPH	318 W Adams Street 9th Floor Chicago, IL 60606	312-432-5100	Floor Broker, Transact Business with the Public
TOR Brokerage LLC	8/23/2021	8/23/2021	8/23/2021	8/23/2021	NA	NA	Member TPH	9019 Old River Road North Bergen, NJ 07047	201-941-0002	ATS
Tradebot Systems, Inc.	8/18/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	816-285-6400	Proprietary Trading
TradePro Securities Inc.	2/19/2020	2/19/2020	2/19/2020	2/19/2020	NA	NA	Member TPH	2307 Douglas Road, Suite 301 Miami, FL 33145	631-804-0396	Public Customer Business
TradeStation Securities, Inc.	8/18/2008	9/1/2010	5/25/2010	5/25/2010	NA	NA	Member TPH	8050 SW 10th Street Suite 2000 Plantation, FL 33324	954-652-7900	Market Maker
TradeUp Securities Inc.	NA	NA	NA	2/6/2023	NA	NA	Member TPH	101 Eisenhower Parkway Roseland, NJ 07068	973-228-9871	Trading and execution for clients
TradeZero America Inc.	NA	NA	NA	9/14/2021	NA	NA	Member TPH	68 34th Street, #B513 Brooklyn, NY 11232	718-7409-4925	Public Customer Business
TRC Helepolis, Ltd.	12/11/2009	NA	NA	NA	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	646-472-1792	Proprietary Trading
TRC Markets LLC	4/13/2017	4/13/2017	4/13/2017	4/13/2017	11/16/2022	NA	Member TPH	710 Johnnie Dodds Boulevard Suite 300 Mt. Pleasant, SC 29464	917-388-8644	Agency; Electronic Execution, Transact Business with the Public
Tudor, Pickering, Holt & Co. Securities LLC	8/18/2008	10/17/2011	NA	NA	NA	NA	Member TPH	1111 Bagby Suite 4900 Houston, TX 77002	713-333-7100	Agency
Two Sigma Investments, LLC	9/1/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Partners Master Fund, Ltd.	3/2/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Securities, LLC	7/1/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary Trading
Two Sigma Securities, LLC	10/1/2009	10/5/2010	5/27/2010	5/27/2010	9/15/2017	7/18/2018	Member TPH	100 Avenue of the Americas 19th Floor New York, NY 10013	212-625-5700	Market Maker, Broker
UBS Financial Services Inc.	NA	NA	NA	NA	12/11/1972	NA	Member TPH	1200 Harbor Boulevard Weehawken, NJ 07086	201-352-3000	Clearing, Transact Business with the Public
UBS Securities LLC	10/15/2008	10/1/2010	4/12/2010	4/12/2010	10/1/1998	10/8/2010	Member TPH	1285 Avenue of the Americas New York, NY 10019	203-719-3000	Clearing, Proprietary Trading, Transact Business with the Public
Ultraviolet Securities LLC	6/17/2019	6/17/2019	6/17/2019	6/17/2019	NA	NA	Sponsored Participant	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7462	Proprietary Trading
Ultraviolet Securities LLC	10/24/2019	10/24/2019	10/24/2019	10/24/2019	NA	NA	Sponsored Participant	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7462	Proprietary Trading

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Vanaheim Securities, LLC	NA	NA	NA	NA	6/1/2022	NA	Member TPH	425 S Financial Place Suite 3200 Chicago, IL 60605	312-379-0202	Market Maker
Velocity Capital, LLC	NA	NA	NA	NA	11/5/2021	NA	Member TPH	100 Wall Street Suite 502 New York, NY 10005	646-568-2855	Clearing, Proprietary Trading
Velocity Clearing, LLC	10/3/2011	12/27/2011	5/17/2011	5/17/2011	10/3/20222	NA	Member TPH	1301 Route 36, Suite 109 Hazlet, NJ 07730	929-489-8845	Clearing, Electronic Execution, Proprietary Trading, Transact Business with the Public
Velox Clearing LLC	9/5/2019	9/5/2019	9/5/2019	9/5/2019	NA	NA	Member TPH	2400 E. Katella Ave Suite 725 Anaheim, CA 92806	949-352-4694	Clearing Services
Verition Fund Management LLC	10/21/2019	10/21/2019	10/21/2019	10/21/2019	NA	NA	Sponsored Participant	1 American Lane Greenwich, CT 06831	203-742-7711	Proprietary Trading
ViewTrade Securities, Inc.	8/18/2008	11/15/2010	6/10/2010	6/10/2010	NA	NA	Member TPH	7280 W Palmetto Park Road Suite 310 Boca Raton, FL 33433	561-620-0306	Agency
Virtu Americas LLC	9/15/2009	10/14/2010	1/3/2011	1/3/2011	9/18/2009	3/17/2011	Member TPH	300 Vesey Street New York, NY 10282	646-682--6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Vision Financial Markets LLC	4/1/2009	11/15/2010	7/13/2012	7/13/2012	12/11/2006	NA	Member TPH	120 Long Ridge Road 3 North Stamford, CT 06902	203-388-2700	Clearing, Transact Business with the Public
Volant Liquidity, LLC	4/15/2011	NA	NA	5/27/2010	2/1/2010	NA	Member TPH	250 Vesey Street Suite 2601 New York, NY 10281	646-804-7900	Market Maker, Order Flow Provider, Brokerage
Wall Street Access	11/3/2008	10/17/2011	5/27/2010	5/27/2010	NA	NA	Member TPH	17 Battery Place 11th Floor New York, NY 10004	212-709-9400	Agency
Walleye Trading LLC	12/1/2008	11/12/2010	NA	4/17/2018	6/1/2006	7/12/2021	Member TPH	2800 Niagara Lane North Plymouth, MN 55447	952-345-6623	Proprietary Trading, Market Maker
Webull Financial LLC	NA	NA	NA	3/1/2021	NA	NA	Member TPH	44 Wall Street, Suite 501 New York, NY 10005	917-725-2408	Public Customer Business
Wedbush Securities Inc.	8/18/2008	9/1/2010	5/27/2010	5/27/2010	2/23/2012	3/8/2012	Member TPH	1000 Wilshire Boulevard Suite 900 Los Angeles, CA 90017	213-688-8090	Clearing
Wells Fargo Clearing Services, LLC	7/1/2016	NA	NA	NA	11/14/2016	NA	Member TPH	One N Jefferson Avenue Mail Code: H0004-050 St. Louis, MO 63103	314-875-3000	Clearing, Transact Business with the Public
Wells Fargo Securities, LLC	8/18/2008	10/11/2010	6/9/2010	6/9/2010	4/1/2014	4/1/2014	Member TPH	550 S Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202	704-410-1913	Clearing, Proprietary Trading
Wolverine Execution Services, LLC	8/18/2008	10/19/2010	5/14/2010	5/14/2010	3/1/2006	9/24/2010	Member TPH	175 W Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-4000	Clearing, Floor Broker, Transact Business with the Public, Brokerage

Exhibit N

Exhibit Request: Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**

2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**

3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and**

4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

Response:

Attached is a schedule showing the information requested by this Exhibit as of June 8, 2023.

All securities that trade through the Cboe BZX Exchange System are "NMS stocks," as such term is defined in Rule 600(b)(47) of Regulation NMS. The Exchange currently lists 614 securities, all of which are exchange-traded products (ETPs) or exchange-traded notes (ETNs). The remaining securities traded on the Exchange are traded pursuant to unlisted trading privileges. The Exchange allows trading of Nasdaq National Market and Nasdaq Capital Market securities (both "Nasdaq securities" as defined in Rule 600(b)(41) of Regulation NMS) through Cboe BZX Exchange, Inc. The Exchange also allows trading of exchange-traded securities, as defined in Rule 600(b)(25) of Regulation NMS, including ETFs.

Symbol	Description
	Attachment to Exhibit N:
	Primary Listed Securities on Cboe BZX Exchange, Inc. as of June 8, 2023
AAAU	Goldman Sachs Physical Gold ETF Shares
ACIO	Aptus Collared Investment Opportunity ETF
ACSI	American Customer Satisfaction ETF
ACWV	iShares MSCI Global Min Vol Factor ETF
ADFI	Anfield Dynamic Fixed Income ETF
ADME	Aptus Drawdown Managed Equity ETF
AESR	Anfield U.S. Equity Sector Rotation ETF
AFIF	Anfield Universal Fixed Income ETF
APRD	Innovator Premium Income 10 Barrier ETF - April
APRH	Innovator Premium Income 20 Barrier ETF - April
APRJ	Innovator Premium Income 30 Barrier ETF - April
APRQ	Innovator Premium Income 40 Barrier ETF - April
APRZ	TrueShares Structured Outcome (April) ETF
ARCM	Arrow Reserve Capital Management ETF
ARKG	ARK Genomic Revolution ETF
ARKQ	ARK Autonomous Technology & Robotics ETF
ARKX	ARK Space Exploration & Innovation ETF
ATMP	iPath Select MLP ETN
AUGZ	TrueShares Structured Outcome (August) ETF
BALT	Innovator Defined Wealth Shield ETF
BAPR	Innovator U.S. Equity Buffer ETF - April
BAUG	Innovator U.S. Equity Buffer ETF - August
BBAX	JPMorgan BetaBuilders Developed Asia Pacific-ex Japan ETF
BBCA	JPMorgan BetaBuilders Canada ETF
BBEM	JPMorgan BetaBuilders Emerging Markets Equity ETF
BBEU	JPMorgan BetaBuilders Europe ETF
BBHY	JPMorgan BetaBuilders USD High Yield Corporate Bond ETF
BBIB	JPMorgan BetaBuilders U.S. Treasury Bond 3-10 Year ETF
BBIN	JPMorgan BetaBuilders International Equity ETF
BBIP	JPMorgan BetaBuilders U.S. TIPS 0-5 Year ETF
BBJP	JPMorgan BetaBuilders Japan ETF
BBLB	JPMorgan BetaBuilders U.S. Treasury Bond 20+ Year ETF
BBRE	JPMorgan BetaBuilders MSCI U.S. REIT ETF
BBSA	JPMorgan BetaBuilders 1-5 Year U.S. Aggregate Bond ETF
BBSB	JPMorgan BetaBuilders U.S. Treasury Bond 1-3 Year ETF
BBUS	JPMorgan BetaBuilders U.S. Equity ETF
BDEC	Innovator U.S. Equity Buffer ETF - December
BEMB	iShares J.P. Morgan Broad USD Emerging Markets Bond ETF
BFEB	Innovator U.S. Equity Buffer ETF - February
BGLD	FT Cboe Vest Gold Strategy Quarterly Buffer ETF
BJAN	Innovator U.S. Equity Buffer ETF - January
BJUL	Innovator U.S. Equity Buffer ETF - July
BJUN	Innovator U.S. Equity Buffer ETF - June
BKGI	BNY Mellon Global Infrastructure Income ETF
BLDG	Cambria Global Real Estate ETF
BLKC	Invesco Alerian Galaxy Blockchain Users and Decentralized Commerce ETF

BMAR	Innovator U.S. Equity Buffer ETF - March
BMAY	Innovator U.S. Equity Buffer ETF - May
BNOV	Innovator U.S. Equity Buffer ETF - November
BOCT	Innovator U.S. Equity Buffer ETF - October
BOSS	Global X Founder-Run Companies ETF
BOXX	Alpha Architect 1-3 Month Box ETF
BRLN	BlackRock Floating Rate Loan ETF
BSEP	Innovator U.S. Equity Buffer ETF - September
BUFB	Innovator Laddered Allocation Buffer ETF
BUFD	FT Cboe Vest Fund of Deep Buffer ETFs
BUFF	Innovator Laddered Allocation Power Buffer ETF
BUFG	FT Cboe Vest Buffered Allocation Growth ETF
BUFQ	FT Cboe Vest Fund of Nasdaq-100 Buffer ETFs
BUFR	FT Cboe Vest Fund of Buffer ETFs
BUFT	FT Cboe Vest Buffered Allocation Defensive ETF
BUYW	Main BuyWrite ETF
BUYZ	Franklin Disruptive Commerce ETF
CALF	Pacer US Small Cap Cash Cows 100 ETF
CAOS	Alpha Architect Tail Risk ETF
CBOE	Cboe Global Markets
CEFS	Saba Closed-End Funds ETF
CEMB	iShares J.P. Morgan EM Corporate Bond ETF
CFCV	ClearBridge Focus Value ESG ETF
CLSE	Convergence Long/Short Equity ETF
CNYA	iShares MSCI China A ETF
COWZ	Pacer US Cash Cows 100 ETF
CSM	ProShares Large Cap Core Plus
CVAR	Cultivar ETF
DALT	Anfield Diversified Alternatives ETF
DAPR	FT Cboe Vest U.S. Equity Deep Buffer ETF - April
DAUG	FT Cboe Vest U.S. Equity Deep Buffer ETF - August
DBJA	Innovator Double Stacker 9 Buffer ETF - January
DBOC	Innovator Double Stacker 9 Buffer ETF - October
DDEC	FT Cboe Vest U.S. Equity Deep Buffer ETF - December
DDLS	WisdomTree Dynamic Currency Hedged International SmallCap Equity Fund
DDWM	WisdomTree Dynamic Currency Hedged International Equity Fund
DECZ	TrueShares Structured Outcome (December) ETF
DFEB	FT Cboe Vest U.S. Equity Deep Buffer ETF - February
DFHY	Donoghue Forlines Tactical High Yield ETF
DFIC	Dimensional International Core Equity 2 ETF
DFIS	Dimensional International Small Cap ETF
DFND	Siren DIVCON Dividend Defender ETF
DFNL	Davis Select Financial ETF
DFNV	Donoghue Forlines Risk Managed Innovation ETF
DFRA	Donoghue Forlines Yield Enhanced Real Asset ETF
DIHP	Dimensional International High Profitability ETF
DINT	Davis Select International ETF
DISV	Dimensional International Small Cap Value ETF
DIVB	iShares Core Dividend ETF

DJAN	FT Cboe Vest U.S. Equity Deep Buffer ETF - January
DJUL	FT Cboe Vest U.S. Equity Deep Buffer ETF - July
DJUN	FT Cboe Vest U.S. Equity Deep Buffer ETF - June
DKRB	Subversive Decarbonization ETF
DMAR	FT Cboe Vest U.S. Equity Deep Buffer ETF - March
DMAY	FT Cboe Vest U.S. Equity Deep Buffer ETF - May
DNOV	FT Cboe Vest U.S. Equity Deep Buffer ETF - November
DOCT	FT Cboe Vest U.S. Equity Deep Buffer ETF - October
DOGG	FT Cboe Vest DJIA Dogs 10 Target Income ETF
DRSK	Aptus Defined Risk ETF
DSCF	Discipline Fund ETF
DSEP	FT Cboe Vest U.S. Equity Deep Buffer ETF - September
DSJA	Innovator Double Stacker ETF - January
DSOC	Innovator Double Stacker ETF - October
DUDE	Merlyn.AI SectorSurfer Momentum ETF
DURA	VanEck Durable High Dividend ETF
DUSA	Davis Select U.S. Equity ETF
DWAT	Arrow DWA Tactical: Macro ETF
DWCR	Arrow DWA Tactical: International ETF
DWLD	Davis Select Worldwide ETF
EAOA	iShares ESG Aware Aggressive Allocation ETF
EAOK	iShares ESG Aware Conservative Allocation ETF
EAOM	iShares ESG Aware Moderate Allocation ETF
EAOR	iShares ESG Aware Growth Allocation ETF
ECH	iShares MSCI Chile ETF
EDEN	iShares MSCI Denmark ETF
EEMV	iShares MSCI Emerging Markets Min Vol Factor ETF
EFAD	ProShares MSCI EAFE Dividend Growers ETF
EFAV	iShares MSCI EAFE Min Vol Factor ETF
EFG	iShares MSCI EAFE Growth ETF
EFNL	iShares MSCI Finland ETF
EFV	iShares MSCI EAFE Value ETF
EGIS	2ndVote Society Defended ETF
EGUS	iShares ESG Aware MSCI USA Growth ETF
EMCA	Emerge EMPWR Sustainable Dividend Equity ETF
EMCH	Emerge EMPWR Sustainable Emerging Markets Equity ETF
EMDV	ProShares MSCI Emerging Markets Dividend Growers ETF
EMGC	Emerge EMPWR Sustainable Select Growth Equity ETF
EMGF	iShares Emerging Markets Equity Factor ETF
EMHY	iShares J.P. Morgan EM High Yield Bond ETF
EMPW	Emerge EMPWR Unified Sustainable Equity ETF
EMTL	SPDR DoubleLine Emerging Markets Fixed Income ETF
EMZA	Emerge EMPWR Sustainable Global Core Equity ETF
ENOR	iShares MSCI Norway ETF
EPRF	Innovator S&P Investment Grade Preferred ETF
ESCR	Xtrackers Bloomberg US Investment Grade Corporate ESG ETF
ESEB	Xtrackers J.P. Morgan ESG Emerging Markets Sovereign ETF
ESG	FlexShares STOXX US ESG Select Index Fund
ESGG	FlexShares STOXX Global ESG Select Index Fund

ESGV	Vanguard ESG U.S. Stock ETF
ESHY	Xtrackers J.P. Morgan ESG USD High Yield Corporate Bond ETF
ESML	iShares ESG Aware MSCI USA Small-Cap ETF
EUDV	ProShares MSCI Europe Dividend Growers ETF
EVUS	iShares ESG Aware MSCI USA Value ETF
EWGS	iShares MSCI Germany Small-Cap ETF
EWUS	iShares MSCI United Kingdom Small-Cap ETF
EYLD	Cambria Emerging Shareholder Yield ETF
EZU	iShares MSCI Eurozone ETF
FAIL	Cambria Global Tail Risk ETF
FAPR	FT Cboe Vest U.S. Equity Buffer ETF - April
FAUG	FT Cboe Vest U.S. Equity Buffer ETF - August
FBCG	Fidelity Blue Chip Growth ETF
FBCV	Fidelity Blue Chip Value ETF
FCLD	Fidelity Cloud Computing ETF
FCPI	Fidelity Stocks for Inflation ETF
FCTR	First Trust Lunt U.S. Factor Rotation ETF
FDEC	FT Cboe Vest U.S. Equity Buffer ETF - December
FDEM	Fidelity Emerging Markets Multifactor ETF
FDEV	Fidelity International Multifactor ETF
FDG	American Century Focused Dynamic Growth ETF
FDHT	Fidelity Digital Health ETF
FDRV	Fidelity Electric Vehicles and Future Transportation ETF
FEBZ	TrueShares Structured Outcome (February) ETF
FFEB	FT Cboe Vest U.S. Equity Buffer ETF - February
FFHG	Formula Folios Hedged Growth ETF
FFSG	FormulaFolios Smart Growth ETF
FFTG	FormulaFolios Tactical Growth ETF
FFTI	FormulaFolios Tactical Income ETF
FGRO	Fidelity Growth Opportunities ETF
FIBR	iShares U.S. Fixed Income Balanced Risk Factor ETF
FJAN	FT Cboe Vest U.S. Equity Buffer ETF - January
FJUL	FT Cboe Vest U.S. Equity Buffer ETF - July
FJUN	FT Cboe Vest U.S. Equity Buffer ETF - June
FLBL	Franklin Senior Loan ETF
FLDR	Fidelity Low Duration Bond Factor ETF
FLDZ	RiverNorth Patriot ETF
FLHY	Franklin High Yield Corporate ETF
FLIA	Franklin International Aggregate Bond ETF
FLOT	iShares Floating Rate Bond ETF
FLQL	Franklin U.S. Large Cap Multifactor Index ETF
FLQM	Franklin U.S. Mid Cap Multifactor Index ETF
FLQS	Franklin U.S. Small Cap Multifactor Index ETF
FLTN	Rareview Inflation/Deflation ETF
FLV	American Century Focused Large Cap Value ETF
FMAG	Fidelity Magellan ETF
FMAR	FT Cboe Vest U.S. Equity Buffer ETF - March
FMAY	FT Cboe Vest U.S. Equity Buffer ETF - May
FMIL	Fidelity New Millennium ETF

FNOV	FT Cboe Vest U.S. Equity Buffer ETF - November
FOCT	FT Cboe Vest U.S. Equity Buffer ETF - October
FPAG	FPA Global Equity ETF
FPFD	Fidelity Preferred Securities & Income ETF
FPRO	Fidelity Real Estate Investment ETF
FRDM	Freedom 100 Emerging Markets ETF
FRNW	Fidelity Clean Energy ETF
FSEP	FT Cboe Vest U.S. Equity Buffer ETF - September
FSMO	Fidelity Small-Mid Cap Opportunities ETF
FUNL	CornerCap Fundametrics Large-Cap ETF
FYLD	Cambria Foreign Shareholder Yield ETF
GAA	Cambria Global Asset Allocation ETF
GAPR	FT Cboe Vest U.S. Equity Moderate Buffer ETF - April
GCLN	Goldman Sachs Bloomberg Clean Energy Equity ETF
GCOW	Pacer Global Cash Cows Dividend ETF
GDE	WisdomTree Efficient Gold Plus Equity Strategy Fund
GDMA	Gadsden Dynamic Multi-Asset ETF
GDMN	WisdomTree Efficient Gold Plus Gold Miners Strategy Fund
GEMD	Goldman Sachs Access Emerging Markets USD Bond ETF
GFEB	FT Cboe Vest U.S. Equity Moderate Buffer ETF - February
GHTA	Goose Hollow Tactical Allocation ETF
GHYG	iShares US & Intl High Yield Corp Bond ETF
GJAN	FT Cboe Vest U.S. Equity Moderate Buffer ETF - January
GLDB	Strategy Shares Gold-Hedged Bond ETF
GLOV	Goldman Sachs ActiveBeta World Low Vol Plus Equity ETF
GMAR	FT Cboe Vest U.S. Equity Moderate Buffer ETF - March
GMAY	FT Cboe Vest U.S. Equity Moderate Buffer ETF - May
GMOM	Cambria Global Momentum ETF
GOVT	iShares U.S. Treasury Bond ETF
GOVZ	iShares 25+ Year Treasury STRIPS Bond ETF
GPAL	Goldman Sachs ActiveBeta Paris-Aligned Climate U.S. Large Cap Equity ETF
GSEE	Goldman Sachs MarketBeta Emerging Markets Equity ETF
GSEW	Goldman Sachs Equal Weight U.S. Large Cap Equity ETF
GSID	Goldman Sachs MarketBeta International Equity ETF
GSST	Goldman Sachs Access Ultra Short Bond ETF
GSUS	Goldman Sachs MarketBeta U.S. Equity ETF
GTIP	Goldman Sachs Access Inflation Protected USD Bond ETF
GVAL	Cambria Global Value ETF
GVI	iShares Intermediate Government/Credit Bond ETF
HAUS	Residential REIT ETF
HCRB	Hartford Core Bond ETF
HEAT	Touchstone Climate Transition ETF
HEEM	iShares Currency Hedged MSCI Emerging Markets ETF
HEET	Hartford Schroders ESG US Equity ETF
HEFA	iShares Currency Hedged MSCI EAFE ETF
HEGD	Swan Hedged Equity US Large Cap ETF
HELX	Franklin Genomic Advancements ETF
HFGO	Hartford Large Cap Growth ETF
HIDE	Alpha Architect High Inflation and Deflation ETF

HIYS	Invesco High Yield Select ETF
HSRT	Hartford Short Duration ETF
HSUN	Hartford Sustainable Income ETF
HYBL	SPDR Blackstone High Income ETF
HYD	VanEck High Yield Muni ETF
HYDB	iShares High Yield Bond Factor ETF
HYGW	iShares High Yield Corporate Bond BuyWrite Strategy ETF
HYHG	ProShares High Yield-Interest Rate Hedged ETF
HYIN	WisdomTree Alternative Income Fund
HYMU	BlackRock High Yield Muni Income Bond ETF
HYXU	iShares International High Yield Bond ETF
IAGG	iShares Core International Aggregate Bond Fund
IAUF	iShares Gold Strategy ETF
IBHC	iShares iBonds 2023 Term High Yield and Income ETF
IBHD	iShares iBonds 2024 Term High Yield and Income ETF
IBHE	iShares iBonds 2025 Term High Yield and Income ETF
IBHF	iShares iBonds 2026 Term High Yield and Income ETF
IBHG	iShares iBonds 2027 Term High Yield and Income ETF
IBHH	iShares iBonds 2028 Term High Yield and Income ETF
IBHI	iShares iBonds 2029 Term High Yield and Income ETF
IBML	iShares iBonds Dec 2023 Term Muni Bond ETF
IBMM	iShares iBonds Dec 2024 Term Muni Bond ETF
IBMN	iShares iBonds Dec 2025 Term Muni Bond ETF
IBMO	iShares iBonds Dec 2026 Term Muni Bond ETF
IBMP	iShares iBonds Dec 2027 Term Muni Bond ETF
IBMQ	iShares iBonds Dec 2028 Term Muni Bond ETF
IBMR	iShares iBonds Dec 2029 Term Muni Bond ETF
ICF	iShares Cohen & Steers REIT ETF
ICLO	Invesco AAA CLO Floating Rate Note ETF
ICOW	Pacer Developed Markets International Cash Cows 100 ETF
ICSH	BlackRock Ultra Short-Term Bond ETF
ICVT	iShares Convertible Bond ETF
IDUB	Aptus International Enhanced Yield ETF
IDV	iShares International Select Dividend ETF
IEDI	iShares U.S. Consumer Focused ETF
IEFA	iShares Core MSCI EAFE ETF
IEO	iShares U.S. Oil & Gas Exploration & Production ETF
IETC	iShares U.S. Tech Independence Focused ETF
IFRA	iShares U.S. Infrastructure ETF
IGE	iShares North American Natural Resources ETF
IGEB	iShares Investment Grade Bond Factor ETF
IGHG	ProShares Investment Grade-Interest Rate Hedged
IGLD	FT Cboe Vest Gold Strategy Target Income ETF
IGRO	iShares International Dividend Growth ETF
IGV	iShares Expanded Tech-Software Sector ETF
IMFL	Invesco International Developed Dynamic Multifactor ETF
IMOM	Alpha Architect International Quantitative Momentum ETF
IMSI	Invesco Municipal Strategic Income ETF
INDA	iShares MSCI India ETF

INTL	Main International ETF
IPDP	Dividend Performers ETF
IPPP	Preferred-Plus ETF
IQDG	WisdomTree International Quality Dividend Growth Fund
IQM	Franklin Intelligent Machines ETF
ISDB	Invesco Short Duration Bond ETF
ISVL	iShares International Developed Small Cap Value Factor ETF
ITA	iShares U.S. Aerospace & Defense ETF
ITB	iShares U.S. Home Construction ETF
ITM	VanEck Intermediate Muni ETF
IVAL	Alpha Architect International Quantitative Value ETF
IVRA	Invesco Real Assets ESG ETF
IYJ	iShares U.S. Industrials ETF
IYLD	iShares Morningstar Multi-Asset Income ETF
IYT	iShares U.S. Transportation ETF
IYZ	iShares U.S. Telecommunications ETF
IZRL	ARK Israel Innovative Technology ETF
JANZ	TrueShares Structured Outcome (January) ETF
JBBB	Janus Henderson B-BBB CLO ETF
JCPB	JPMorgan Core Plus Bond ETF
JCPI	JPMorgan Inflation Managed Bond ETF
JEMA	JPMorgan ActiveBuilders Emerging Markets Equity ETF
JMST	JPMorgan Ultra-Short Municipal Income ETF
JMUB	JPMorgan Municipal ETF
JPIB	JPMorgan International Bond Opportunities ETF
JUCY	Aptus Enhanced Yield ETF
JULZ	TrueShares Structured Outcome (July) ETF
JUNZ	TrueShares Structured Outcome (June) ETF
KAPR	Innovator U.S. Small Cap Power Buffer ETF - April
KCAL	Subversive Food Security ETF
KJAN	Innovator U.S. Small Cap Power Buffer ETF - January
KJUL	Innovator U.S. Small Cap Power Buffer ETF - July
KNG	FT Cboe Vest S&P 500 Dividend Aristocrats Target Income ETF
KOCT	Innovator U.S. Small Cap Power Buffer ETF - October
KRUZ	Unusual Whales Subversive Republican Trading ETF
KWT	iShares MSCI Kuwait ETF
LCF	Touchstone US Large Cap Focused ETF
LEAD	Siren DIVCON Leaders Dividend ETF
LJIM	Long Cramer Tracker ETF
LKOR	FlexShares Credit-Scored US Long Corporate Bond Index Fund
LQDI	iShares Inflation Hedged Corporate Bond ETF
LQDW	iShares Investment Grade Corporate Bond BuyWrite Strategy ETF
LVHI	Franklin International Low Volatility High Dividend Index ETF
LYFE	2ndVote Life Neutral Plus ETF
MAAX	VanEck Muni Allocation ETF
MAGA	Point Bridge America First ETF
MAMB	Monarch Ambassador Income ETF
MARZ	TrueShares Structured Outcome (March) ETF
MAYZ	TrueShares Structured Outcome (May) ETF

MBBB	VanEck Moody's Analytics BBB Corporate Bond ETF
MBCC	Monarch Blue Chips Core ETF
MBND	SPDR Nuveen Municipal Bond ETF
MBNE	SPDR Nuveen Municipal Bond ESG ETF
MDEV	First Trust Indxx Medical Devices ETF
MDLV	Morgan Dempsey Large Cap Value ETF
MEAR	BlackRock Short Maturity Municipal Bond ETF
MFUL	Mindful Conservative ETF
MIG	VanEck Moody's Analytics IG Corporate Bond ETF
MINN	Mairs & Power Minnesota Municipal Bond ETF
MLN	VanEck Long Muni ETF
MOAT	VanEck Morningstar Wide Moat ETF
MOHR	Mohr Growth ETF
MOTE	VanEck Morningstar ESG Moat ETF
MOTG	VanEck Morningstar Global Wide Moat ETF
MOTI	VanEck Morningstar International Moat ETF
MPRO	Monarch ProCap ETF
MRGR	ProShares Merger ETF
MSMR	McElhenny Sheffield Managed Risk ETF
MSTB	LHA Market State Tactical Beta ETF
MSTQ	LHA Market State Tactical Q ETF
MSVX	LHA Market State Alpha Seeker ETF
MTUM	iShares MSCI USA Momentum Factor ETF
NANC	Unusual Whales Subversive Democratic Trading ETF
NAPR	Innovator Growth-100 Power Buffer ETF - April
NEAR	BlackRock Short Maturity Bond ETF
NETZ	Engine No. 1 Transform Climate ETF
NJAN	Innovator Growth-100 Power Buffer ETF - January
NJUL	Innovator Growth-100 Power Buffer ETF - July
NOBL	ProShares S&P 500 Dividend Aristocrats ETF
NOCT	Innovator Growth-100 Power Buffer ETF- October
NOVZ	TrueShares Structured Outcome (November) ETF
NUDM	Nuveen ESG International Developed Markets Equity ETF
NUDV	Nuveen ESG Dividend ETF
NUEM	Nuveen ESG Emerging Markets Equity ETF
NULC	Nuveen ESG Large-Cap ETF
NULG	Nuveen ESG Large-Cap Growth ETF
NULV	Nuveen ESG Large-Cap Value ETF
NUMG	Nuveen ESG Mid-Cap Growth ETF
NUMV	Nuveen ESG Mid-Cap Value ETF
NURE	Nuveen Short-Term REIT ETF
NUSC	Nuveen ESG Small-Cap ETF
OBND	SPDR Loomis Sayles Opportunistic Bond ETF
OCTZ	TrueShares Structured Outcome (October) ETF
OEUR	ALPS - O'Shares Europe Quality Dividend ETF
OGIG	ALPS - O'Shares Global Internet Giants ETF
OILK	ProShares K-1 Free Crude Oil Strategy ETF
OMFL	Invesco Russell 1000 Dynamic Multifactor ETF
OMFS	Invesco Russell 2000 Dynamic Multifactor ETF

OSCV	Opus Small Cap Value ETF
OUSA	ALPS - O'Shares U.S. Quality Dividend ETF
OUSM	ALPS - Oâ€™Shares U.S. Small-Cap Quality Dividend ETF
PAPR	Innovator U.S. Equity Power Buffer ETF - April
PAUG	Innovator U.S. Equity Power Buffer ETF - August
PAVE	Global X U.S. Infrastructure Development ETF
PAWZ	ProShares Pet Care ETF
PBDM	Invesco PureBeta FTSE Developed ex-North America ETF
PBEE	Invesco PureBeta FTSE Emerging Markets ETF
PBL	PGIM Portfolio Ballast ETF
PBND	Invesco PureBeta US Aggregate Bond ETF
PBSM	Invesco PureBeta MSCI USA Small Cap ETF
PBTP	Invesco PureBeta 0-5 Yr US TIPS ETF
PBUS	Invesco PureBeta MSCI USA ETF
PDEC	Innovator U.S. Equity Power Buffer ETF - December
PEX	Proshares Global Listed Private Equity ETF
PFEB	Innovator U.S. Equity Power Buffer ETF - February
PICK	iShares MSCI Global Metals & Mining Producers ETF
PIT	VanEck Commodity Strategy ETF
PJAN	Innovator U.S. Equity Power Buffer ETF - January
PJUL	Innovator U.S. Equity Power Buffer ETF - July
PJUN	Innovator U.S. Equity Power Buffer ETF - June
PLRG	Principal U.S. Large-Cap Adaptive Multi-Factor ETF
PLTL	Principal U.S. Small-Cap Adaptive Multi-Factor ETF
PMAR	Innovator U.S. Equity Power Buffer ETF - March
PMAY	Innovator U.S. Equity Power Buffer ETF - May
PNOV	Innovator U.S. Equity Power Buffer ETF - November
POCT	Innovator U.S. Equity Power Buffer ETF - October
PRNT	The 3D Printing ETF
PSCJ	Pacer Swan SOS Conservative (July) ETF
PSCQ	Pacer Swan SOS Conservative (October) ETF
PSCW	Pacer Swan SOS Conservative (April) ETF
PSCX	Pacer Swan SOS Conservative (January) ETF
PSEP	Innovator U.S. Equity Power Buffer ETF - September
PSFD	Pacer Swan SOS Flex (January) ETF
PSFF	Pacer Swan SOS Fund of Funds ETF
PSFJ	Pacer Swan SOS Flex (July) ETF
PSFM	Pacer Swan SOS Flex (April) ETF
PSFO	Pacer Swan SOS Flex (October) ETF
PSMB	Invesco Balanced Multi-Asset Allocation ETF
PSMC	Invesco Conservative Multi-Asset Allocation ETF
PSMD	Pacer Swan SOS Moderate (January) ETF
PSMG	Invesco Growth Multi-Asset Allocation ETF
PSMJ	Pacer Swan SOS Moderate (July) ETF
PSMM	Invesco Moderately Conservative Multi-Asset Allocation ETF
PSMO	Pacer Swan SOS Moderate (October) ETF
PSMR	Pacer Swan SOS Moderate (April) ETF
PTEU	Pacer TrendpilotTM European Index ETF
PTLC	Pacer Trendpilot US Large Cap ETF

PTMC	Pacer Trendpilot US Mid Cap ETF
PWS	Pacer WealthShield ETF
PXUS	Principal International Adaptive Multi-Factor ETF
QCON	American Century Quality Convertible Securities ETF
QDEC	FT Cboe Vest Nasdaq-100 Buffer ETF - December
QJUN	FT Cboe Vest Nasdaq-100 Buffer ETF - June
QLC	FlexShares US Quality Large Cap Index Fund
QMAR	FT Cboe Vest Nasdaq-100 Buffer ETF - March
QMOM	Alpha Architect U.S. Quantitative Momentum ETF
QPFF	American Century Quality Preferred ETF
QSPT	FT Cboe Vest Nasdaq-100 Buffer ETF - September
QTAP	Innovator Growth Accelerated Plus ETF - April
QTJA	Innovator Growth Accelerated Plus ETF - January
QTJL	Innovator Growth Accelerated Plus ETF - July
QTOC	Innovator Growth Accelerated Plus ETF - October
QUAL	iShares MSCI USA Quality Factor ETF
QVAL	Alpha Architect U.S. Quantitative Value ETF
QVOY	Q3 All-Season Active Rotation ETF
RDFI	Rareview Dynamic Fixed Income ETF
RDVI	FT Cboe Vest Rising Dividend Achievers Target Income ETF
REGL	ProShares S&P MidCap 400 Dividend Aristocrats ETF
REM	iShares Mortgage Real Estate ETF
RESD	WisdomTree International ESG Fund
RESE	WisdomTree Emerging Markets ESG Fund
ROCI	ROC ETF
RODE	Hartford Multifactor Diversified International ETF
ROMO	Strategy Shares Newfound/ReSolve Robust Momentum ETF
RPHS	Regents Park Hedged Market Strategy ETF
RSBT	Return Stacked Bonds & Managed Futures ETF
RSEE	Rareview Systematic Equity ETF
RTAI	Rareview Tax Advantaged Income ETF
RULE	Adaptive Core ETF
RVRB	Reverb ETF
RYSE	Cboe Vest 10 Year Interest Rate Hedge ETF
SANE	Subversive Mental Health ETF
SATO	Invesco Alerian Galaxy Crypto Economy ETF
SECT	Main Sector Rotation ETF
SEIM	SEI Enhanced U.S. Large Cap Momentum Factor ETF
SEIQ	SEI Enhanced U.S. Large Cap Quality Factor ETF
SEIV	SEI Enhanced U.S. Large Cap Value Factor ETF
SELV	SEI Enhanced Low Volatility U.S. Large Cap ETF
SEPZ	TrueShares Structured Outcome (September) ETF
SFIG	WisdomTree U.S. Short Term Corporate Bond Fund
SHAG	WisdomTree Yield Enhanced U.S. Short-Term Aggregate Bond Fund
SHDG	Soundwatch Hedged Equity ETF
SHYD	VanEck Short High Yield Muni ETF
SJIM	Inverse Cramer Tracker ETF
SLVP	iShares MSCI Global Silver and Metals Miners ETF
SMAY	FT Cboe Vest U.S. Small Cap Moderate Buffer ETF - May

SMB	VanEck Short Muni ETF
SMDV	ProShares Russell 2000 Dividend Growers ETF
SMI	VanEck HIP Sustainable Muni ETF
SMIN	iShares MSCI India Small-Cap ETF
SMMD	iShares Russell 2500 ETF
SMMV	iShares MSCI USA Small-Cap Min Vol Factor ETF
SMOT	VanEck Morningstar SMID Moat ETF
SNAV	Mohr Sector Nav ETF
SNPD	Xtrackers S&P ESG Dividend Aristocrats ETF
SNPG	Xtrackers S&P 500 Growth ESG ETF
SNPV	Xtrackers S&P 500 Value ESG ETF
SPCZ	RiverNorth Enhanced Pre-Merger SPAC ETF
SPMV	Invesco S&P 500 Minimum Variance ETF
SPYI	NEOS S&P 500 High Income ETF
STLG	iShares Factors US Growth Style ETF
STLV	iShares Factors US Value Style ETF
STOT	SPDR DoubleLine Short Duration Total Return Tactical ETF
SUPP	Engine No. 1 Transform Supply Chain ETF
SVAL	iShares US Small Cap Value Factor ETF
SVIX	-1x Short VIX Futures ETF
SVXY	ProShares Short VIX Short-Term Futures ETF
SYLD	Cambria Shareholder Yield ETF
TAIL	Cambria Tail Risk ETF
TBJL	Innovator 20+ Year Treasury Bond 9 Buffer ETF - July
TDV	ProShares S&P Global Technology Dividend Aristocrats ETF
TFJL	Innovator 20+ Year Treasury Bond 5 Floor ETF - July
TILT	FlexShares Morningstar US Market Factor Tilt Index Fund
TLTW	iShares 20+ Year Treasury Bond BuyWrite Strategy ETF
TMAT	Main Thematic Innovation ETF
TMDV	ProShares Russell US Dividend Growers ETF
TMFC	Motley Fool 100 Index ETF
TMFG	Motley Fool Global Opportunities ETF
TMFM	Motley Fool Mid-Cap Growth ETF
TMFS	Motley Fool Small-Cap Growth ETF
TOKE	Cambria Cannabis ETF
TOLL	Tema Monopolies and Oligopolies ETF
TRTY	Cambria Trinity ETF
TSJA	Innovator Triple Stacker ETF - January
TSLH	Innovator Hedged TSLA Strategy ETF
TSOC	Innovator Triple Stacker ETF - October
TTAC	FCF US Quality ETF
TTAI	FCF International Quality ETF
TUSI	Touchstone Ultra Short Income ETF
TYA	Simplify Intermediate Term Treasury Futures Strategy ETF
UAPR	Innovator U.S. Equity Ultra Buffer ETF - April
UAUG	Innovator U.S. Equity Ultra Buffer ETF - August
UDEC	Innovator U.S. Equity Ultra Buffer ETF - December
UFEB	Innovator U.S. Equity Ultra Buffer ETF - February
UJAN	Innovator U.S. Equity Ultra Buffer ETF - January

UJUL	Innovator U.S. Equity Ultra Buffer ETF - July
UJUN	Innovator U.S. Equity Ultra Buffer ETF - June
UMAR	Innovator U.S. Equity Ultra Buffer ETF - March
UMAY	Innovator U.S. Equity Ultra Buffer ETF - May
UNOV	Innovator U.S. Equity Ultra Buffer ETF - November
UOCT	Innovator U.S. Equity Ultra Buffer ETF - October
USEP	Innovator U.S. Equity Ultra Buffer ETF - September
USHY	iShares Broad USD High Yield Corporate Bond ETF
USMF	WisdomTree U.S. Multifactor Fund
USMV	iShares MSCI USA Min Vol Factor ETF
UVIX	2x Long VIX Futures ETF
UVXY	ProShares Ultra VIX Short-Term Futures ETF
VAMO	Cambria Value and Momentum ETF
VCEB	Vanguard ESG U.S. Corporate Bond ETF
VEGN	US Vegan Climate ETF
VFMF	Vanguard U.S. Multifactor ETF
VFMO	Vanguard U.S. Momentum Factor ETF
VFMV	Vanguard U.S. Minimum Volatility ETF
VFQY	Vanguard U.S. Quality Factor ETF
VFVA	Vanguard U.S. Value Factor ETF
VIRS	Pacer BioThreat Strategy ETF
VIXM	ProShares VIX Mid-Term Futures ETF
VIXY	ProShares VIX Short-Term Futures ETF
VLUE	iShares MSCI USA Value Factor ETF
VMAT	V-Shares MSCI World ESG Materiality and Carbon Transition ETF
VMOT	Alpha Architect Value Momentum Trend ETF
VNM	VanEck Vietnam ETF
VOTE	Engine No. 1 Transform 500 ETF
VSGX	Vanguard ESG International Stock ETF
VUSB	Vanguard Ultra-Short Bond ETF
VWID	Virtus WMC International Dividend ETF
VXX	iPath Series B S&P 500 VIX Short-Term Futures ETN
VXZ	iPath Series B S&P 500 VIX Mid-Term Futures ETN
WBAT	WisdomTree Battery Value Chain and Innovation Fund
WDNA	WisdomTree BioRevolution Fund
WEED	Roundhill Cannabis ETF